

2022 ANNUAL REPORT

April 7, 2023

Dear Fellow MaxLinear Stockholders:

I am pleased to note that, in 2022, we made significant progress towards establishing MaxLinear as a broad-based leader in RF/analog and high-performance mixed-signal semiconductor system-on-chip solutions for networking products. We realized record revenue of $1.12 billion, gross profit of approximately $650 million and generated approximately $389 million in operating cash flows. Our Broadband, Connectivity, Industrial and Multi-Market and Infrastructure revenues represented 44%, 27%, 17%, and 12%, respectively, of overall sales. In 2022, we also prepaid $185 million towards our $310 million term loan debt from prior acquisition transactions, reducing our debt-to-earnings ratio significantly.

As a company, we are developing technologies that address the significant growth in the long-term in demand for fatter and faster data pipes into the home, inside the home, and throughout the cloud communications network infrastructure. In 2022, we experienced strong demand for our broadband access products and for our in-home multi-gigabit data connectivity solutions, particularly Wi-Fi and Ethernet. Wi-Fi revenues were up 182% in 2022 compared with 2021. Exiting the year, Wi-Fi revenues approached $200 million. In 2022, we developed Wav700, our flagship Wi-Fi 7 device, which is the world's first single-chip tri-band solution. It represents a major milestone in our journey toward becoming the premier Wi-Fi technology company in the industry. We are also seeing significant tailwinds to our growth, driven by Fiber PON broadband access deployments by carriers and operators. This business grew over three-fold in 2022 compared to 2021. We expect Fiber PON growth to be amongst the most important drivers of our long-term revenue growth in broadband as both the market and our share continue to grow.

We continue to execute well on our growth plans for our network infrastructure business, with new industry-leading product introductions addressing both cloud data center and 5G wireless infrastructure market opportunities. In 2022, we taped out Keystone, the world's first 5nm CMOS based 800G PAM4 single-chip solution, which addresses next-generation high-speed optical interconnects inside hyperscale cloud data centers. Our engagements with hyperscale cloud data center operators continue to be productive. We currently see accelerating design-win traction for our products as multiple large data center operators converge to a common next-generation 800G PAM4-based platform. Our data center engagements point to the significant long-term revenue growth potential for high-speed optical interconnect products inside enterprises and cloud data centers.

We are also steadily expanding our wireless infrastructure product portfolio to address emerging 5G wireless access radio-transceiver applications in macro base-stations (BTS) and Active Antenna Systems (AAS). In 2022, we not only achieved multiple 5G radio transceiver OEM design wins, but also started product shipments supporting initial 5G network build outs in North America. With the growth in 5G wireless, the demand for our wireless backhaul microwave and millimeter wave transport radio and modem products has significantly increased. We believe that our early success in this very large, high-growth 5G wireless market has the potential to drive strong revenue growth in Infrastructure.

Organizationally, we are excited about our pending acquisition of Silicon Motion, which we expect will further expand the scale, scope, and capability of our research and development at our design centers in Asia and expand our product portfolio to include NAND flash controllers for solid state storage devices. As of December 31, 2022, our total employment base worldwide was approximately 1,800 people, with more than two-thirds of them engaged in cutting-edge communications network technology research and development. We are increasingly optimistic and believe that our disciplined strategic investments can deliver on our long-term growth aspirations.

In closing, I would like to take this opportunity to express my sincere gratitude to the entire MaxLinear family – our customers, our suppliers, our employees and their families, and our stockholders. Together, we have set MaxLinear on an exciting path of innovation, growth and transformative scale. I want to wish you and your families health, cheer and prosperity in these unprecedented times.

Sincerely,



Kishore Seendripu, Ph.D., Chairman of the Board of Directors and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From   to

Commission file number: 001-34666

MaxLinear, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**14-1896129**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5966 La Place Court, Suite 100,   Carlsbad   California   **92008**

(Address of principal executive offices)	**(Zip Code)**

(760) 692-0711

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	MXL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $2.4 billion (based on the closing sales price of the registrant's common stock on that date). Shares held by persons who may be deemed affiliates have been excluded. This determination of affiliate status with respect to the foregoing calculation is not a determination for other purposes.

As of January 25, 2023, the registrant had 78,745,852 shares of common stock, par value $0.0001, outstanding.

_____

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III of this Form 10-K is incorporated by reference to the registrant's proxy statement or the Proxy Statement, for the 2023 annual meeting of stockholders, which proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

MAXLINEAR, INC.

TABLE OF CONTENTS

MAXLINEAR, INC.
PART I

Forward-Looking Statements

The information in this Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or this Form 10-K, contains forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are subject to the "safe harbor" created by those sections and involve substantial risks and uncertainties. These forward-looking statements include, but are not limited to, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make.

These forward-looking statements include, but are not limited to, statements concerning the following:

- statements relating to the pending merger with Silicon Motion, including but not limited to the effect that the merger with Silicon Motion or failure to consummate the merger will have on our operations and financial condition, including indebtedness, the anticipated benefits and potential synergies of the potential merger with Silicon Motion, our ability to obtain the government authorizations necessary to consummate the merger, the anticipated timing of the People's Republic of China's State Administration for Market Regulation, or SAMR, review and final determination and the anticipated closing date of the potential merger with Silicon Motion;

- our ability to maintain an adequate rate of revenue growth and our future financial performance, including our expectations regarding our revenue, gross profit or gross margin and operating expenses;

- our ability to grow our business, including to expand globally and into other markets;

- the demand for our solutions, products and services we offer;

- our future performance;

- our ability to retain and increase sales to existing customers and attract new customers;

- statements regarding our business plans;

- statements regarding our ability to service our debt;

- the sufficiency of our present cash and cash equivalents balances and cash flows;

- future trading prices of our common stock and the factors impacting such stock prices;

- the efficacy of our internal controls, policies and procedures;

- the accuracy of the assumptions underlying our critical accounting estimates;

- expectations regarding our ability to expand our product portfolio or enhance existing products;

- the capabilities of our technology;

- expectations relating to market share and market opportunity;

- expectations regarding our supply chain;

- the effects of increased competition in our market and our ability to compete effectively;

- the effects of seasonal and cyclical trends on our results of operations;

- the effect macroeconomic conditions, geopolitical changes, supply chain issues, and the COVID-19 pandemic may have on our business and industry;

- the financial and legal impact of certain laws and regulations;

- the potential information technology failures and offensives, including security breaches and cyber-attacks and our ability to respond to such incidents;

- costs associated with defending intellectual property infringement and other claims and the potential outcomes of such disputes, such as any claims discussed in "Legal Proceedings";

- our expectations concerning relationships with third parties;

- our ability to attract and retain key personnel;

- our ability to maintain, protect and enhance our brand and intellectual property;

- economic and industry trends;

- estimates and estimate methodologies used in preparing our financial statements;

- our belief that we have adequately reserved for loss contingencies that are probable;

- the effect certain factors may have on our tax liability, including but not limited to global and domestic tax reform;

- the impact of tariffs imposed by the U.S. on goods from other countries and tariffs imposed by other countries on U.S. goods; and

- our ability to identify, complete and realize the benefits of future acquisitions of or investments.

These forward-looking statements involve risks, uncertainties and assumptions that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Form 10-K.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We do not assume any obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law.

These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

ITEM 1.   BUSINESS

Corporate Information

We incorporated in the State of Delaware in September 2003. Our executive offices are located at 5966 La Place Court, Suite 100, Carlsbad, California 92008, and our telephone number is (760) 692-0711. In this Form 10-K, unless the context otherwise requires, the "Company," "we," "us" and "our" refer to MaxLinear, Inc. and its directly and indirectly wholly-owned subsidiaries. Our website address is www.maxlinear.com. The contents of our website are not incorporated by reference into this Form 10-K. We provide free of charge through a link on our website access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as amendments to those reports, as soon as reasonably practical after the reports are electronically filed with, or furnished to, the Securities and Exchange Commission, or SEC. Refer to *Intellectual Property Rights* section below for a list of our trademarks and trade names. All other trademarks and trade names appearing in this Form 10-K are the property of their respective owners.

Overview

We are a provider of communications systems-on-chip, or SoC, solutions used in broadband, mobile and wireline infrastructure, data center, and industrial and multi-market applications. We are a fabless integrated circuit design company whose products integrate all or substantial portions of a high-speed communication system, including radio frequency, or RF, high-performance analog, mixed-signal, digital signal processing, security engines, data compression and networking layers, and power management. In most cases, these products are designed on a single silicon-die using standard digital complementary metal oxide semiconductor, or CMOS, processes and conventional packaging technologies. We believe this approach enables our solutions to achieve superior power, performance and cost relative to our industry competition. Our customers include electronics distributors, module makers, original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, which incorporate our products in a wide range of electronic devices. Examples of such devices include cable Data Over Cable Service Interface Specifications, or DOCSIS, fiber and DSL broadband modems and gateways; Wi-Fi and wireline routers for home networking; radio transceivers and modems for 4G/5G base-station and backhaul infrastructure; fiber-optic modules for data center, metro, and long-haul transport networks; as well as power management and interface products used in these and many other markets.

Our highly integrated semiconductor devices and platform-level solutions are primarily manufactured using low-cost CMOS process technology. CMOS processes are ideally suited for large digital logic implementations targeting high-volume

and low-cost consumer applications. Importantly, our ability to design analog and mixed-signal circuits in CMOS allows us to efficiently combine analog functionality and complex digital signal processing logic in the same integrated circuit. As a result, our solutions have exceptional levels of functional integration and performance, low manufacturing cost, and reduced power consumption. In addition, our proprietary CMOS-based radio and digital system architectures also enable shorter design cycles, significant design flexibility and low system-level cost across a wide range of broadband communications, wired and wireless infrastructure, and industrial and multi-market customer applications.

Industry Background

Over the last two decades, ubiquitous internet connectivity has driven exponential growth in data content, delivery, distribution, and consumption. We expect this trend to continue owing to:

- The rapid rise of social media and crowd-sourced real-time content;

- The proliferation of on-demand Over-The-Top, or OTT, video services such as Netflix and Amazon Prime;

- Rapid growth in data center and cloud-based services such as Amazon Web Services, Google Search and Apps, and AI/machine learning;

- The "remote economy" accelerated by the COVID-19 pandemic, the shift to work-from-home, and increasing dependence on video conferencing services such as Zoom;

- The proliferation of "Internet of Things", or IoT, including internet-connected appliances within the home, manufacturing industries, and enterprises; and

- The advent and growth of broadband 4G/5G wireless mobile internet connectivity.

We expect a strong trend of continuous upgrade of network bandwidth and latency (i.e. the delay between sender and receiver) in order to keep pace with the exponential growth of network data traffic generated by the above activities. For example, cloud-based services increasingly require stringent low latency and extremely high-speed network connections between servers and storage within a data center. Also, IoT devices are generating an increasing amount of internet traffic and require low network latency. These IoT devices include smart speakers, smart lighting and other smart appliances in the connected home; commercial air-conditioning; video surveillance equipment; manufacturing machinery; and point-of-sale asset tracking systems. The reduction of speed and latency bottlenecks throughout networks is heavily reliant on wide spectrum or broadband, high-frequency circuits, and digital signal processing algorithms that can improve spectrum utilization efficiency. These trends are key drivers across many of our target end markets:

- *Connected Home:* Competing cable, fiber and other broadband video and data service providers are offering consumers bundled video, voice, and broadband data access and whole-home internet connectivity. These home data gateway modems or access devices are required to simultaneously receive, demodulate, and decode multiple signals, which are spread across several channels of frequency bandwidth over a wide frequency range and propagate on coaxial cable, copper, optical fiber or airwaves. Further, each gateway distributes content throughout the home using a broadband communication transceiver and network processor SoC based on Wi-Fi, Ethernet, Multimedia over Coax, or MoCA, and other wireline home data connectivity standards. As a result, the number of transceivers required in each home, whether for wireless or broadband wireline access and distribution, is greatly increased. For example, cable multiple-system operators, or MSOs, have ramped up deployments of multi-gigabit DOCSIS 3.1 home equipment and services, which "bond" multiple channels of frequency bands on a coaxial cable, to provide a higher aggregate "sum-of-the-channels" bandwidth to home subscribers. For example, within the home, Wi-Fi 6 uses wider bandwidth channels and channel-bonding, as well as more sophisticated means of wireless spectrum sharing by users, to provide seamless whole-home coverage.

- *Data Center Infrastructure:* Inside hyperscale data centers operated by Amazon, Google and others, high-speed optical transceivers connect racks of servers and storage through a hierarchical network of switches and routers. Cloud services and machine learning are dependent upon the ability to interconnect vast numbers of servers and storage inside a data center with extremely low latency and highest bandwidth to enable the entire data center to act as a single computing or data processing unit. Consequently, the data traffic growth *inside* the data center has significantly outstripped the data traffic flowing *to and from* the data center. Currently, while server connections are transitioning from 10Gbps to 25Gbps or 100Gbps links, router and switch connections are moving from 100Gbps to 400Gbps speed interconnections. The physical limits and challenges of removing the heat dissipated by these optical transceivers and switches are the primary barriers to even higher interconnect

speeds. For all these reasons, improving the bandwidth and power efficiency of data center networking technology within and between data centers remains a critical challenge for the evolution of next-generation data centers.

• *5G Wireless Infrastructure:* Expensive, finite, fractured and non-contiguous 5G wireless spectrum is being utilized more efficiently by aggregating or bonding multiple non-contiguous channels of spectrum with highly complex radio transceivers in a wireless base-station radio unit. These complex radio transceivers can also be configured in large antenna arrays to direct wireless signals more efficiently to specific users, also known as Massive Multiple-Input Multiple Output beamforming, or MMIMO. Beamforming vastly improves coverage (range), maximizes data rates (bandwidth), and creates spectral efficiency (data rate per unit spectrum). Densification, or increasing the number of wireless base-stations per unit area, also improves network capacity and coverage. In turn, the wireless and optical backhaul transport networks required to connect the higher number of base-station cells must have greater data capacity. As a result, microwave wireless backhaul and fronthaul transport links are migrating to millimeter wave operating frequencies where the availability of spectrum improves data capacity by more than tenfold. Implementing 5G access and transport functionality within base-stations requires radio transceivers that can process larger radio spectrum bandwidths; have expanded RF range; compensate for signal distortion from high-power amplifiers; support beamforming in large antenna arrays; and have the ability to transport high speed data to and from the network, all in a low-cost, power-efficient design.

• *Industrial & Multi-Market*: Increasingly, in the industrial world, manufacturing equipment and appliances are connected to each other and to the cloud to better optimize utilization, improve power consumption, and plant management. Legacy equipment and new installations need to communicate with each other via newer and older connectivity protocol standards. This, in turn creates growth opportunities for interface products, and interface bridge products supporting multiple protocols. We believe our interface product portfolio, which consists of serial interface, universal serial bus, or USB, universal asynchronous receiver transmitter, or UARTS, peripheral interconnect express, or PCIe, devices, data converters and power management integrated chips, or PMICs, addresses a broad and growing servable market across communications, industrial and multiple other end markets.

The development of broadband, low power, integrated communication SoC solutions is at the heart of competitiveness across a range of different businesses spanning broadband wireline access, mobile data services, hyperscale cloud data centers, and cloud computation and storage markets. Additionally, the proliferation of increasingly complex high frequency, high bandwidth and low-power applications has led to a rapid increase in the demand for systems that require multiple RF, mixed-signal, and high-performance analog and digital signal processing transceiver SoCs.

Challenges Faced by Providers of Systems and RF Transceivers and Optical Interconnects

Designing and implementing high-frequency, high-bandwidth RF transceiver systems is extremely challenging owing to the high operating frequency ranges and wide frequency bands across which the communication signal is transmitted. As a result, system designers must contend with significantly more sources of interference and signal impairments than in the case of traditional narrow band, low-frequency communication systems. These narrow band single-channel RF transceivers often use conventional radio system architectures that require expensive discrete components, and are fabricated in costly special-purpose semiconductor technologies, such as silicon germanium, gallium arsenide, and RF enhanced CMOS process technologies.

The key challenges of capturing and processing high quality broadband communications signals include:

• *Receiving single or multiple RF/digital communications signals spanning multiple frequency bands over a wide spectrum:* Many of the advanced high-data-rate applications require the simultaneous RF reception of multiple channels or frequency bands in order to first aggregate, and then subsequently demodulate, the data signal, which is spread over discrete disparate frequency bands. Likewise, data transmission is achieved by disaggregating the user's data signal and transmitting it over multiple available frequency bands spanning a wide frequency spectrum. For example, in the cable modem and broadband gateway markets, it is necessary to support the simultaneous reception of multiple channels of high-definition video, voice, and data applications in many system designs. OEMs meet these stringent requirements via multiple narrow- or wide-band RF receivers, each of which is dedicated to the reception of a single frequency band. An alternate, but highly challenging, approach involves Full Spectrum Capture, or FSC[TM], receiver SoCs, which can receive and digitize the entire available RF frequency spectrum in the transmission medium. They can then select and aggregate the relevant frequency bands over which the data is spread using analog and mixed-signal digital co-processing techniques. In contrast, use of multiple discrete conventional narrowband RF receivers is impractical due to increased design complexity, overall cost, circuit board space, power consumption and heat dissipation limitations. In addition, such narrowband receiver implementations suffer from signal integrity issues, reliability, and thermal challenges owing to the proximity of sensitive multiple RF receivers and discrete components in a limited PCB footprint.

- *Signal Clarity Performance Requirements:* In communications systems, performance is limited by the quality of the received/transmitted signal that can be supported throughout the channel bandwidth. Signal-to-noise, or SNR, ratio measures the strength of the desired signal relative to the sum of the noise and undesired signal energy in the same channel. High capacity 5G wireless cellular data networks operate across non-contiguous wireless spectrum bands, while wired coaxial cable and power-line networks require broadband RF transceivers supporting high SNR. Optical transceivers operate across the widest bandwidths available and must preserve the necessary SNR throughout their bandwidth. These transceiver systems must isolate the desired signals from the undesired signals that are invariably present in their wide operating frequency range. The undesired signals not only include the noise generated by the natural environment, but also interference produced by home appliances, enterprise communications equipment, and other wireless networking systems. For example, in 5G mobile infrastructure applications, a radio transceiver receiving a channel at 1710MHz must cope with reflections in the environment as well as interference from a neighboring channel at 1660MHz picked up by the receiving antenna. The transceiver must also compensate for distortion introduced by the strong signals out of the transmitting antenna. Analog and digital signal processing is employed to improve SNR in the received and transmitted signals. Beamforming and MIMO of radio signals also significantly improves SNR ratio, but requires sophisticated RF, analog and digital signal co-processing, and software expertise. Broadband reception and beamforming of RF signals in mobile environments are extremely difficult to implement due to the stringent size, cost, and power consumption constraints. Also, higher order modulation of communication signals requires extremely high SNR to maximize data capacity in a finite spectrum, which greatly increases the difficulty of implementing broadband systems.

- *Power Consumption:* Power consumption has become a major concern inside communication systems, including home access gateways, wireless base-stations and data center infrastructure applications. For example, inside the home, Wi-Fi capacity and bandwidth improvement require increasing the number of transceivers per access point with greater channel bandwidths. As a result, the home Wi-Fi gateway has significant heat dissipation challenges within the system due to the increase in power consumption. Likewise, within the data center, physical limitations in the ability to remove heat efficiently from network switches, and the optical transceivers plugged into them, are the main obstacles to increasing data center network bandwidth at and beyond 400Gbps speed per optical transceiver. These switches and transceivers now consume an increasingly significant fraction of total data center power. In 5G wireless access infrastructure applications, the cost of provisioning power to base-station antenna towers and the operating cost attributable to energy consumption is high. In many multiple-transceiver system designs, a majority of the system's overall power consumption can be ascribed to radio transceivers.

- *Size:* The size of electronic components, such as RF transceivers and digital signal processing SoCs, is a key consideration for system designers and the service providers that deploy them. In wired optical infrastructure applications inside data centers, rapidly increasing network server and switch face-plate density trends are aggressively driving reduction of the size of optical transceiver interconnects. In 5G wireless infrastructure, space on the base-station radio towers where the radios and modems are mounted, is highly constrained and is a significant portion of operating costs. The deployment of MMIMO and antenna arrays, and cell densification for 5G wireless coverage and capacity, greatly increase the number of radio transceivers required in each base station radio tower and the number of base stations in a cell. As a result, there is a growing trend and an increasing need for highly complex integrated SoCs with greater numbers of transceivers per SoC.

There are also challenges that are specific to the processing of high-speed optical interconnect signals in our target data center markets.

- ◦ *Optical Fiber Channel Impairments:* The inherent optical properties of the fiber material result in impairments to the optical signal as it propagates along the fiber. These impairments degrade signal integrity due to the loss of light intensity and other adverse modal, chromatic and polarization dispersion effects on the propagating light. Further, electrical signal impairments are introduced in the process of conversion of optical signals to electrical signals, which together reduce the maximum data throughput and limit the distance over which data can propagate over fiber. Therefore, communications SoCs present inside optical modules (often referred to as digital signal processors or DSPs) are required to correct both electrical and optical signal impairments at both ends of the fiber termination.

- ◦ *Photonics Device Technology:* Today's state-of-the art in photonic device technology lags the rapidly increasing speed requirements of data traffic within cloud data centers and optical transport links between telecom data centers. This imposes severe limits to the high-speed conversion of electrical signals to optical signals, and vice versa, owing to the bandwidth limitations, nonlinearities, and noise properties in lasers, modulators, and photo detectors used in optical modules.

- ◦ *Form Factor:* Optical transceivers are required to conform to multi-source agreement, or MSA, standardized form factors, which in turn determine the number of transceiver ports that can fit in the face plates of standard server, storage, and switch rack units. Standardization of transceiver form factors and rack unit face plates allows data center operators to upgrade network speeds of existing installations by simply replacing older optical transceivers and switches with newer faster ones,

rather than having to overhaul installed fiber infrastructure and floorplan. The dimensions of the standard face plate impose a severe constraint on the amount of heat that can be practically removed from a rack unit. A major challenge facing optical transceiver SoCs is to support exponentially growing data rates within the standardized form factor and thermal constraints.

Our RF, Mixed-Signal and Digital SoC Platform Solutions

We are a provider of communications SoC solutions for the connected home, mobile and wireline infrastructure, data centers, and industrial and multi-market applications. Our products exemplify our core integrated circuit design and communications systems engineering capabilities:

• *Proprietary broadband/RF, analog and mixed-signal transceiver front ends:* Our analog and mixed-signal IC designers implement complex broadband radio transceiver front-ends and data converters in standard silicon CMOS processes, which enables single-die integration of a complete digital signal processing communication system. This results in state-of-the-art performance, highest energy efficiency or lowest power, smallest form factor, and the lowest manufacturing cost of a target function. For example, in cable DOCSIS3.1 data gateways, our single-chip FSC receivers digitize the entire cable spectrum and aggregate multiple frequency bands or channels using analog and digital signal co-processing to enable multi-gigabit data services. There is a 100-fold reduction in power per unit bandwidth while increasing the total data throughput by an even greater factor. Our high-performance mixed-signal design capability, which involves the high-speed conversion of signals precisely and efficiently between analog and digital domains, is core to all our products and market applications, including high-speed optical interconnect applications inside data centers, 5G Access infrastructure MMIMO radios, and millimeter wave and microwave wireless backhaul transport.

• *Advanced digital signal processing ASIC design and algorithms:* Our signal processing algorithm and digital application-specific integrated circuits, or ASIC, design expertise is at the core of our ability to employ digital signal processing to enable breakthroughs in CMOS analog RF front-end design and vice-versa. For example, impairments introduced by analog systems such as power amplifiers and photonics devices are canceled using sophisticated digital signal processing algorithms to achieve superior signal quality, reduce power consumption, and improve the speed of operation. Communication systems across a range of our current and future target markets share common signal processing functions, such as efficient error control coding, compensation for transmission medium or channel induced impairments, and digital processing of wideband signals. As such, algorithmic breakthroughs in one application are directly applicable to other product areas.

• *Embedded systems and software architecture:* Our products contain complex integrated computer processing unit subsystems. These subsystems typically include multiple low-power microprocessor cores, packet processor, bus and peripherals, memory controllers, and interrupt processing. In addition to signal processing and supervisory activity functions, we also implement multiple layers of real-time embedded firmware and protocol stacks on a single chip. We believe our expertise and track record of successfully developing widely deployed, reliable embedded protocols for networking applications are essential to the evolution of connected home products of the future. Our firmware design capability is critical to the ease of use of our products in end customer platforms.

• *Architecture and system design for highly integrated end-to-end communication platform solutions:* Our novel design techniques tradeoff individual signal path circuit level performance to optimize the overall system performance. Our holistic platform and system level design approach eliminates costly, and power-hungry overdesign of individual circuit elements. It allows us to address more complex customer problems that require a deeper understanding of the customer's end product. Our products not only integrate the entire physical layer, or PHY, but also implement complete protocol stacks along with ready-for-use product level interface functionality and associated platform software. We also provide the most efficient and cost-effective platform level power management IC solutions that regulate and monitor the power consumption for our chips and other circuits on the platform. The integration of the entire system on a single-chip or utilizing minimal number of silicon dies reduces the number of external board-level components, decreases board space, improves performance, simplifies customers' product design, and significantly reduces power consumption.

• *Low-power design methodology:* The superior energy efficiency of our products reflects our years of cumulative experience and research and development, or R&D, investment in system architecture, semiconductor device modeling, and integrated circuit design expertise. At extremely high data rates, when electrical signals transit on and off the chip, there is a severe penalty in speed and power consumption. Therefore, significant reduction in power consumption of a device requires minimization of signal transitions between multiple chips. Our ability to achieve the highest levels of integration of all analog/RF and digital signal processing functionality on the same chip minimizes power consumption by eliminating such signal transitions. Our solutions disproportionately impact our end-customer's product power dissipation, such as in cable modems, cable FDX fiber nodes, 400Gbps optical transceiver modules, and large 5G antenna radio transceiver arrays. Low power

dissipation not only simplifies costly thermal design, but also eliminates the need for bulky fans and other cooling aids. This in turn improves end customer product reliability, increases the density of product features that can be supported in a compact footprint, and reduces overall system cost.

• *Scalable Platform:* Our products share common, modular components such as data converters, radio architectures, signal processing algorithms, and digital signal processing circuit architectures, which enables us to offer fully integrated broadband RF transceiver based digital communication SoC solutions across a wide variety of markets while meeting the stringent performance requirements of these end market applications and standards. This contrasts to legacy solutions that require significant customization to conform to the various regional standards, technical performance and product feature requirements. As a result, our customers can minimize their design resources required to develop applications for multiple target markets using our platform solutions. In addition, we are able to deploy our engineering resources more efficiently to both diversify and address larger communications end markets.

Our Strategy

Our objective is to be the leading provider of communications SoCs for the connected home, wired and wireless infrastructure, and industrial and multi-market applications. We aim to continue to leverage our core analog and digital signal co-processing competencies to expand into other communications markets with similar performance requirements. The key elements of our strategy are:

• *Extend Technology Leadership in RF Transceivers and RF Transceiver + Digital Signal Processing + Embedded Processor SoCs:* We believe that our success thus far is largely attributable to a combination of our RF and mixed-signal design capability together with advanced digital design expertise. We have leveraged this core competency to develop high-performance, low-cost semiconductor solutions for broadband communications applications spanning the connected home, wireless access and backhaul network infrastructure, and high-speed fiber-optic modules for data center, metro, and long-haul infrastructure markets. We will continue to invest in this capability and strive to be an innovation leader in this market.

• *Leverage and Expand our Existing Customer Base:* We target customers who are leaders in their respective markets. We intend to continue to focus on sales to customers who are leaders in our current target markets, and to build on our relationships with these leading customers to define and enhance our product roadmap. By solving the specific problems faced by our customers, we can minimize the risks associated with our customers' adoption of our new integrated circuit products and reduce the length of time from the start of product design to customer revenue. Further, engaging with market leaders will enable us to participate in emerging technology trends and new industry standards.

• *Target Additional High-Growth Markets:* Our core competency is in RF analog and mixed-signal integrated circuit design in CMOS process technology. Several of the technological challenges involved in developing RF solutions for video broadcasting and broadband reception are common to a majority of broader communications markets. We intend to leverage our core competency in developing highly integrated RF transceiver and RF transceiver SoCs in standard CMOS process technology to address additional markets within broadband communications, communications infrastructure, and connectivity markets that we believe offer high growth potential.

• *Expand Global Presence:* Due to the global nature of our supply chain and customer locations, we intend to continue to expand our sales, design and technical support organization both in the United States and overseas. In particular, we expect to align our regional support to our customer base. We believe that our customers will increasingly expect this kind of local capability and support.

• *Attract and Retain Top Talent:* We are committed to recruiting and retaining highly talented personnel with proven expertise in the design, development, marketing and sales of communications integrated circuits. We believe that we have assembled a high-quality team in all the areas of expertise required at an integrated circuit design and communications systems company. We provide an attractive work environment for all of our employees. We believe that our ability to attract the best engineers is a critical component of our future growth and success in our chosen markets.

Customers

We sell our products, directly and indirectly, to OEMs, module makers and ODMs, and we refer to these as our end customers. By providing a highly integrated reference design solution that our customers can incorporate in their products with minimal modifications, we enable our customers to design cost-effective high-performance SoC-based solutions rapidly. A significant portion of our sales are through distributors based in Asia, who then resell our product.

A significant portion of our net revenue has historically been generated by a limited number of customers. In the years ended December 31, 2022, 2021 and 2020, ten customers accounted for approximately 65%, 69% and 68% of our net revenue, respectively. In the years ended December 31, 2022, 2021 and 2020, two of our direct customers represented 31%, 26% and 28%, respectively, of our net revenue.

Products shipped to Asia accounted for 82%, 83% and 82% of our net revenue in the years ended December 31, 2022, 2021 and 2020, respectively. Products shipped to Hong Kong accounted for 43%, 40%, and 42% of our net revenue in the years ended December 31, 2022, 2021 and 2020, respectively. Products shipped to China accounted for 16%, 12% and 17% of our net revenue in the years ended December 31, 2022, 2021 and 2020, respectively. Products shipped to Vietnam accounted for 13% of our net revenue in the year ended December 31, 2021. Although a large percentage of our products are shipped to Asia, we believe that a significant number of the systems designed by these customers and incorporating our semiconductor products are then sold outside Asia. For example, revenue generated from sales of our cable modem products during the years ended December 31, 2022, 2021 and 2020 related principally to sales to Asian ODM's and contract manufacturers delivering products into European and North American markets. To date, all of our sales have been denominated in United States dollars.

Sales and Marketing

We sell our products worldwide through multiple channels, using our direct sales force, third party sales representatives, and a network of domestic and international distributors. We have direct sales personnel covering the United States, Europe and Asia. We also employ a staff of field applications engineers to provide direct engineering support locally to some of our customers.

Our distributors are independent entities that assist us in identifying and servicing customers in a particular territory, usually on a non-exclusive basis. Sales to distributors accounted for approximately 46%, 47%, and 49% of our net revenue in the years ended December 31, 2022, 2021 and 2020, respectively.

Our sales cycles typically require a significant amount of time and a substantial expenditure of resources before we can realize revenue from the sale of products, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers' system designers and management.

We generally receive purchase orders from our customers approximately six to twenty-six weeks prior to the scheduled product delivery date. Because of the scheduling requirements of our foundries and assembly and test contractors, we generally provide our contractors production forecasts six to twelve months in advance and place firm orders for products with our suppliers up to twenty-six weeks prior to the anticipated delivery date, in some cases without a purchase order from our own customers. Our standard warranty provides that products containing defects in materials, workmanship or product performance may be returned for a refund of the purchase price or for replacement, at our discretion.

Raw Materials

As a fabless designer of integrated circuits, we do not directly procure raw materials and instead, rely on third parties to manufacture, assemble and test, or supply, our products, as described in further detail under the below heading "Manufacturing." To a lesser extent, we also purchase certain turnkey, or finished goods product, for resale. Raw materials used by third party foundries, assembly and test contractors and turnkey product vendors include silicon wafers, as well as lead frames or substrate materials, gold or copper wires, and molding compounds used in assembly/packaging and test of our products. We work closely with our vendors in providing a supplier forecast six to twelve months in advance to ensure they have an adequate supply of raw materials to cover our forecast.

Manufacturing

We use third-party foundries and assembly and test contractors to manufacture, assemble and test our products. We also rely on certain vendors to supply turnkey products, including, in particular, Intel Corporation, for certain products we sell. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality while maintaining a socially responsible supply chain.

Wafer Fabrication. We utilize an increasing range of process technologies to manufacture our products, from standard CMOS to more exotic processes including SiGe and GaAs. Within this range of processes, we use a variety of process technology nodes ranging from 0.18μ down to 14 nanometer. We depend on independent silicon foundry manufacturers to support our wafer fabrication requirements. Our key foundry partners include GlobalFoundries, Inc., or GF, in Singapore,

Semiconductor Manufacturing International Corporation, or SMIC, in China, Taiwan Semiconductor Manufacturing Corporation, or TSMC, in Taiwan, and United Microelectronics Corporation, or UMC, in Taiwan and Singapore. We generally do not depend on a single source for the supply of our materials. Additionally, certain of the acquired products of the Wi-Fi and Broadband assets business are supplied to us under the terms of a supply agreement with Intel.

Assembly/packaging and Test. Upon completion of the silicon processing at the foundry, we forward the finished silicon wafers to independent assembly/packaging and test service subcontractors. The majority of our assembly/packaging and test requirements are supported by the following independent subcontractors: Advanced Semiconductor Engineering, or ASE, Amkor Technology, Giga Solution Technology Co. Ltd., SIGURD Microelectronics Corp., Unisem (M) Berhad and United Test and Assembly Center, or UTAC Holdings Ltd.

Quality Assurance. We have implemented significant quality assurance procedures to assure high levels of product quality for our customers. Our operations are certified under ISO 9001:2015 standards. We closely monitor the work-in-progress information and production records maintained by our suppliers, and communicate with our third-party contractors to assure high levels of product quality and an efficient manufacturing time cycle. Upon successful completion of the quality assurance procedures, all of our products are stored and shipped to our customers or distributors directly from our third-party contractors in accordance with our shipping instructions.

Corporate Social Responsibility

As we continue to expand our presence around the world, we are mindful of our responsibility to maintain a socially responsible supply chain, reduce our carbon footprint, and give back to our local communities. Our board of directors and Nominating and Corporate Governance Committee oversees our environmental, social and governance directives.

Socially responsible supply chain. We are committed to the use of a socially responsible supply chain to reduce the risk of human rights violations and the use of conflict minerals (tin, tungsten, tantalum and gold, or 3TG) from the Democratic Republic of Congo and certain adjoining countries. Our efforts include maintaining a supplier policy which bars the use of forced or child labor and slavery and a conflict minerals policy governing the use and distribution of 3TG minerals, as well as conducting due diligence before allowing a potential supplier to become a preferred supplier. We request the return of reporting forms related to conflict minerals from our suppliers under the Responsible Minerals Initiative, or RMI, Conflict Minerals Survey. Further, we seek to remove any suppliers that continue to fail to meet our supplier and conflict minerals policies after being provided the opportunity to remedy non-compliance via implementation of a corrective action plan.

Reduce our carbon footprint. MaxLinear takes our common stewardship of the environment seriously. Among other things, we monitor our global environmental footprint, both directly and indirectly including measuring and reporting our greenhouse gas emissions and energy usage, and taking steps to reduce such usage; transitioning away from one-time use to sustainable reusable office products; and in our development efforts, our engineers are consistently focused on improving the power efficiency and thermal performance of our chips, minimizing waste, promoting recycling of reusable materials, and providing customer satisfaction through compliance with global environmental regulations as they relate to our products and operations.

As a fabless semiconductor design company, we do not manufacture our products and, with respect to the activities we conduct directly, we believe we leave a limited environmental footprint. With respect to our indirect environmental impact, we monitor the practices of our foundry partners and believe that each of them has made a public commitment to integrate sustainability and sensitivity to environmental impact into their manufacturing processes. For example, we believe that three of our largest manufacturing partners, Taiwan Semiconductor Manufacturing Corporation, Intel Corporation, and United Microelectronics Corporation, each maintain well-developed environmental management and sustainability programs that are publicly avowed and supported by the highest levels of management within those organizations. We also participate in recycling of integrated circuits and boards. Additionally, our products are compliant with the Restriction of Hazardous Substances, or RoHS, and Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH, standards in the European Union, or EU.

Contributing to community. We encourage our employees to contribute to local communities. In March 2022, MaxLinear launched a relief effort contribution matching program which matches 100% of employee contributions to three organizations providing humanitarian relief to refugees of the conflict in Ukraine: Doctors without Borders, World Kitchen and Save the Children. Our efforts collectively raised approximately $60 thousand in donations to the relief organizations. In December 2022, our employees also participated in a donation, toys and goods drive to stop the cycle of child abuse and help at-risk youth

in the community. Together with a matching corporate contribution from the Company, the campaign raised in excess of $40 thousand, benefiting Olive Crest, a U.S. child abuse prevention and treatment charitable organization.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our R&D efforts largely to the development of new high-performance, mixed-signal RF transceivers and SOCs for the connected home, wired and wireless infrastructure, and industrial and multi-market applications. We target applications that require stringent overall system performance and low power consumption. As new and challenging communication applications proliferate, we believe that many of these applications may benefit from our SoC solutions combining analog and mixed-signal processing with digital signal processing functions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in broadband RF, mixed-signal and high-performance analog integrated circuit design, digital signal processing, communications systems and SoC design. As of December 31, 2022, we had approximately 1,368 employees in our R&D group. Our engineering design teams are located in Carlsbad, Irvine, and San Jose in California; Boston, Massachusetts; Singapore; Shanghai, and Shenzhen in China; Taipei and Hsinchu in Taiwan; Bangalore and Chennai in India; and Austria, Canada, Germany, Israel, and Spain.

Competition

We compete with both established and development-stage semiconductor companies that design, manufacture and market analog and mixed-signal broadband RF receivers, optical interconnects, high-performance interface, data and video compression and encryption, and power management products. Our competitors include companies with much longer operating histories, greater name recognition, access to larger customer bases and substantially greater financial, technical and operational resources, as well as smaller companies specializing in narrow markets, to internal or vertically integrated engineering groups within certain of our customers. In addition, our industry is experiencing substantial consolidation. As a result, our competitors are increasingly large multi-national semi-conductor companies with substantial market influence. Our competitors may develop products that are similar or superior to ours. We consider our primary competitors to be companies with a proven track record of supporting market leaders and the technical capability to develop and bring to market competing broadband RF receiver and RF receiver SoC, modem, and optical interconnect products. Our primary merchant semiconductor competitors include Broadcom, Inc., Qualcomm Incorporated, Realtek Semiconductor Corp., Nokia Corp., Skyworks Solutions, Inc., Xilinx, Inc., Altera Corporation, Credo Semiconductor Inc., MediaTek, Inc., Marvell Technology Group Ltd., MACOM Technology Solutions Holdings, Inc., Texas Instruments Incorporated, Analog Devices, Inc., Renesas Electronics Corporation, and Microchip Technology Inc. Because our products often are building block semiconductors which provide functions that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, some of which may be existing customers or platform partners that develop their own integrated circuit products. If we cannot offer an attractive solution for applications where our competitors offer more fully integrated products, we may lose significant market share to our competitors. Some of our targeted customers for our optical interconnect solutions are module makers who are vertically integrated, where we compete with internally supplied components, and we compete with much larger analog and mixed-signal catalog competitors in the multi-market high-performance analog markets.

The market for RF, mixed-signal and high-performance analog semiconductor products is highly competitive, and we believe that it will grow more competitive as a result of continued technological advances. We believe that the principal competitive factors in our markets include the following:

- product performance;

- features and functionality;

- energy efficiency;

- size;

- ease of system design;

- customer support;

- product roadmap;

- reputation;

- reliability; and

- price.

We believe that we compete favorably as measured against each of these criteria. However, our ability to compete in the future will depend upon the successful design, development and marketing of compelling RF, analog, digital, and mixed-signal semiconductor integrated solutions for high growth communications markets. In addition, our competitive position will depend on our ability to continue to attract and retain talent while protecting our intellectual property.

Intellectual Property Rights

Our success and ability to compete depends, in part, upon our ability to establish and adequately protect our proprietary technology and confidential information. To protect our technology and confidential information, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks. We also protect our proprietary technology and confidential information through the use of internal and external controls, including contractual protections with employees, contractors, business partners, consultants and advisors. Protecting mask works, or the "topography" or semiconductor material designs, of our integrated circuit products is of particular importance to our business and we seek to prevent or limit the ability of others to copy, reproduce or distribute our mask works.

We have over one thousand issued patents and numerous patent applications pending in the United States. We also have issued foreign patents and pending foreign patent applications. We file U.S and foreign patent applications to protect our intellectual property. Patents generally have a duration of twenty years from filing. While the remaining duration on the individual patents in our patent portfolio varies, we believe that the duration of our issued patents is adequate relative to the expected lives of our products.

We own numerous trademarks related to our current products that have been registered in the United States and 2 pending U.S. trademark registrations. We own foreign counterparts of certain of these registered trademarks in Brazil, Canada, Chile, China, the EU, Germany, Great Britain, Hong Kong, India, Israel, Japan, Korea, Malaysia, Singapore, Taiwan, and Thailand. We also claim common law rights in certain other trademarks that are not registered.Trademark rights may continue for a limited duration or in perpetuity, provided certain requirements are met.

We may not gain any competitive advantages from our patents and other intellectual property rights. Our existing and future patents may be circumvented, designed around, blocked or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that we may be provided with information in the future that could negatively affect the scope or enforceability of either our present or future patents. Furthermore, our pending and future patent applications may or may not be granted under the scope of the claims originally submitted in our patent applications. The scope of the claims submitted or granted may or may not be sufficiently broad to protect our proprietary technologies.

We are a party to a number of license agreements for various technologies, such as a license agreement with Intel Corporation relating to demodulator technologies that are licensed specifically for use in our products for cable gateways. The license agreement with Intel Corporation has a perpetual term, but Intel Corporation may terminate the agreement for any uncured material breach or in the event of bankruptcy. If the agreement is terminated, we would not be able to manufacture or sell products that contain the demodulator technology licensed from Intel Corporation, and there would be a delay in the shipment of our products containing the technology until we found a replacement for the demodulator technology in the marketplace on commercially reasonable terms or we developed the demodulator technology itself. We believe we could find a substitute for the currently licensed demodulator technology in the marketplace on commercially reasonable terms or develop the demodulator technology ourselves. In either case, obtaining new licenses or replacing existing technology could have a material adverse effect on our business, as described in "Risk Factors — Risks Related to Intellectual Property — *We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.*"

The semiconductor industry is characterized by frequent litigation and other vigorous offensive and protective enforcement actions over rights to intellectual property. Moreover, there are numerous patents in the semiconductor industry, and new patents are being granted rapidly worldwide. Our competitors may obtain patents that block or limit our ability to develop new technology and/or improve our existing products. If our products were found to infringe any patents or other intellectual property rights held by third parties, we could be prevented from selling our products or be subject to litigation fees, statutory fines and/or other significant expenses. We may be required to initiate litigation in order to enforce any patents issued to us, or to determine the scope or validity of a third-party's patent or other proprietary rights. We may in the future be contacted by third parties suggesting that we seek a license to intellectual property rights that they may believe we are

infringing. In addition, in the future, we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights, as described in "Risk Factors — Risks Related to Intellectual Property — *We have settled in the past intellectual property litigation and may face additional claims of intellectual property infringement. Current litigation and any future litigation could be time-consuming, costly to defend or settle and result in the loss of significant rights*" and in "Item 3 — Legal Proceedings."

Governmental Regulation

Our business and operations around the world are subject to government regulation at the national, state, provincial, or local level addressing, among other matters, applicable environmental laws; health and safety laws and regulations adopted by government agencies such as the Occupational Safety and Health Administration; laws relating to export controls and economic sanctions; securities laws; rules of industry standards bodies such as The International Organization for Standardization; and, rules or regulations promulgated by governmental agencies such as the Federal Trade Commission, among others.

We believe that our properties and operations comply in all material respects with applicable laws protecting the environment and worker health and safety. We do not manufacture our own products but do maintain laboratory space at certain of our facilities to facilitate the development, evaluation, and testing of our products. These laboratories may maintain quantities of hazardous materials. While we believe we are in material compliance with applicable law concerning the safeguarding of these materials and with respect to other matters relating to health, safety, and the environment, the risk of liability relating to hazardous conditions or materials cannot be eliminated completely. To date, we have not incurred significant expenditures relating to environmental compliance at our facilities nor have we experienced any material issues relating to employee health and safety. We cannot provide assurances, however, that issues will not arise in the future or that applicable law will not require us to incur significant compliance expenditures.

Our business is also subject to various rules and regulations and other orders relating to export controls and trade sanctions. Certain of our products and technology are subject to the Export Administration Regulations, or EAR, which are administered by the United States Department of Commerce's Bureau of Industry and Security, or BIS, and we may be required to obtain an export license before we can export certain controlled products or technology to specified countries or customers. In addition, the EAR imposes broad controls on entities listed on sanctioned persons lists, including the BIS "Denied Persons" list and BIS Entity List. If one of our customers, suppliers, or third party with whom we do business is listed on the Entity List, BIS List of Denied Persons, or other U.S. government list of restricted persons, then we will, as a general rule, be precluded from doing business with that entity unless one of a limited number of exceptions apply.

In October 2022, the BIS issued an interim final rule to implement additional export controls which implemented additional export controls on advanced computing integrated circuits and certain related products. The primary impact of these rules is that we may be required to obtain a license to do business with certain customers, semiconductor foundries and outsource assembly and testing, or OSAT, facilities in China. The BIS rule also expanded the scope of foreign-produced items subject to license requirements when intended for certain entities located in China. BIS also added new entities in China to the EAR's Unverified List. We have assessed the impact of the interim final rule and addition of new entities to the Entity List and the Unverified List, and we believe they do not have a material impact on our business, financial condition and results of operations.

We may experience a loss of revenues or supply while we are obtaining licenses needed to do business with certain customers, suppliers, and any other business partners who are added to the Entity List, and failure to obtain any required license could result in a reduction of anticipated revenues or supply until an alternate source of supply can be obtained. We cannot guarantee that additional export control restrictions or any sanctions imposed in the future will not restrict, prevent, or materially limit, our ability to conduct business with certain customers, suppliers, business partners or in certain countries. Although we have policies, controls, and procedures designed to maintain ongoing compliance with applicable laws, there can be no assurance that our employees, contractors, suppliers, or agents will not violate such laws or policies. Any such violations of trade laws, restrictions, or regulations can result in fines; criminal sanctions against us or our officers, directors, or employees; prohibitions on the conduct of our business; and damage to our reputation. We may be required to incur significant expense to comply with, or to remedy violations of, these regulations and laws. In addition, if our customers fail to comply with these regulations and laws, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations. The technology industry is subject to intense media, political, and regulatory scrutiny, which can increase our exposure to government investigations, legal actions, and penalties.

Human Capital

Our future success depends on our ability to retain, attract and motivate qualified personnel, and achieving those objectives requires us to maintain a work environment and culture that values diversity. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. We operate across eighteen countries and are sensitive to the many cultures and backgrounds constituting our employee base. We acknowledge that we, along with the semiconductor and technology industry as a whole, can do more to advance gender and racial equality by increasing representation of underrepresented minorities as well as females in leadership and technical positions including engineering and other roles.

As of December 31, 2022, we had 1,844 full-time employees, including 1,368 in R&D, 296 in sales and marketing, 45 in operations and semiconductor technology and 135 in administration. We have employees across 18 countries: 46% are in Asia, 25% in the Americas, 17% in Europe and 12% in the Middle East. Our workforce is represented by the following race/ethnicities: 60% Asian, 32% White or Middle Eastern, 8% Latinx or Hispanic origin, with 40% Asian, 57% White or Middle Eastern and 3% two or more races in senior management. Females represented 29% of our outside directors, 10% of senior management, 13% of our technical roles, and 17% of our total workforce. Of our total employee workforce, 10% is represented by Work Councils in Austria and Germany. The Work Council groups, common to these countries, are comprised of employees elected by the general employee base. We consider our global employee relations to be good. In 2022, our employee voluntary turnover rate was 11%.

Our human capital resources objectives include, as applicable, attracting and retaining talented and experienced employees, advisors, and consultants. We utilize multiple online search tools, specialized recruiting firms, employee referral programs and university hires to ensure a varied outreach approach for candidates. We aim to increase our hiring and retention of female talent including direct hires or interns from universities. We offer this via a combination of competitive base salary, time-based equity incentives and bonus plans linked to financial performance that are designed to motivate and reward personnel with annual grants of stock-based and cash-based incentive compensation awards to our employees, some of which vest over a period of four years, plus other benefits, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve both our short and long-term objectives. We offer competitive benefits tailored to local markets and laws and designed to support employee health, welfare and retirement; examples of such benefits may include flexible Fridays which allow employees to work from home; paid time off; 401(k), pension or other retirement plans; employee leave to support well-being of employees and their dependents; employee stock purchase plan; basic and voluntary life, disability and supplemental insurance; medical, dental and vision insurance; health savings and flexible spending accounts; relocation assistance; and employee assistance programs. Our global training and development program focuses on harassment-free workplace and diversity topics, as well as ethics and export compliance.

Our executive compensation structure aligns executive incentives with the long-term growth objectives of MaxLinear, including long-term share price appreciation. In that regard, our executive compensation programs have tended to place a relatively heavier weighting on equity compensation than our peers and include a performance-based metric to executives' equity incentives in addition to other forms of compensation offered to all employees. For more details regarding our executive compensation, refer to information incorporated by reference from the information set forth under the captions "Executive Compensation" and "Compensation Discussion and Analysis" in either an amendment to this Form 10-K or our upcoming 2023 Proxy Statement.

In 2022, our ongoing focus on workplace safety and compliance to applicable regulations has enabled us to preserve business continuity while ensuring a safe work environment during the COVID-19 pandemic, adhering to local health authority guidelines or work-from-home arrangements for the rest of our workforce. We also comply with applicable laws and regulations regarding workplace safety and are subject to audits by entities such as the Occupational Safety and Health Administration, or OSHA, in the United States. We rely on third parties to manufacture our products and require our suppliers to maintain a safe work environment, as described in further detail under the above heading "Manufacturing."

Seasonality

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular.

In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as the overall demand volatility for semiconductor solutions across a diverse range of communications, industrial and multimarket applications, the timing of receipt, reduction or cancellation of significant orders, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to timely develop, introduce and market new products and technologies, the availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes and the timing and extent of product development costs.

ITEM 1A.   RISK FACTORS

This Annual Report on Form 10-K, or Form 10-K, including any information that may be incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Form 10-K involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed below in this Item 1A and those discussed elsewhere in this Form 10-K. We encourage investors to review these factors carefully. We may from time to time make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission, or SEC. However, we do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of us, whether as a result of new information, future events, or otherwise, except as required by law.

The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, our financial condition and our results of operations. Before you decide whether to invest in our securities, you should carefully consider these risk factors together with all of the other information included in this Form 10-K, and in our other public filings, which could materially affect our business, financial condition or future results. Our risk factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

For the risks relating to our pending merger with Silicon Motion, please refer to the section of these risk factors captioned "Risks Relating to the Proposed Merger with Silicon Motion."

Risk Factor Summary

Risks Relating to the Proposed Merger with Silicon Motion

- If the merger is completed, our actual results could differ materially from any expectations or guidance, including with respect to any cost savings and other potential synergies.
- Failure to integrate Silicon Motion with our business successfully in the expected timeframe may adversely affect our results and financial condition if the merger is completed.
- Our business relationships, including customer relationships, and those of Silicon Motion, may be subject to disruption due to uncertainty associated with the merger.
- Motivating and retaining senior management and other key personnel may be difficult in light of the pending merger.
- The merger agreement contains provisions that could require us to pay Silicon Motion a termination fee of $160 million under certain circumstances.
- If the proposed merger is not completed, we will have incurred substantial costs that may adversely affect our operating results and financial condition, as well as the market price of our common stock.
- Our ability to complete the merger is subject to various closing conditions, including regulatory approval by SAMR in China, which may contain burdensome conditions that could have a material adverse effect on our operation of the business following the merger.
- As a result of the transaction, we will materially increase our indebtedness which adversely affects our operating results and cash flows and our new loan agreements will likely contain covenants that could adversely affect our operational freedom and ability to pursue strategic transactions.
- Servicing our materially increased indebtedness will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay such indebtedness.
- Additional securityholder lawsuits may delay or prevent the consummation of the merger and cause us and/or Silicon Motion to incur substantial defense or settlement costs, or otherwise adversely affect us or Silicon Motion.

- The fact that there is a merger pending could materially harm us or Silicon Motion and our results of operations.
- Counterparties of Silicon Motion may acquire certain rights which could negatively affect us following the merger.
- If the merger is consummated, the ownership percentage interests of our stockholders will be reduced.
- After completion of the merger, we will be exposed to intensified risks associated with doing business in Taiwan.
- We expect to incur substantial expenses related to the merger of MaxLinear and Silicon Motion.
- The market value of our common stock could decline if large amounts of our common stock are sold post-merger.

Risks Related to Our Business

- Intense and increasing competition could have a material adverse effect on our revenue growth and market share.
- Global economic conditions, including factors such as high inflation and recession, could adversely affect our revenues, margins, and operating results.
- We will lose sales if we are unable to obtain government authorization to export certain of our products or technology and we will be subject to legal and regulatory consequences for any noncompliance with applicable export laws.
- Our business, financial condition and results could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.
- Increased tariffs or imposition of other trade barriers could have a material adverse effect on our revenues and results.
- We are subject to risks associated with international geopolitical conflicts involving the U.S. and other governments.
- The loss of, or a significant reduction in orders from major customers could have a material adverse effect on our revenue and operating results.
- Average selling prices of our products could decrease rapidly, which could have a material adverse effect on our profit.
- If we fail to penetrate new applications and markets, our revenue, revenue growth rate, if any, and financial condition could be materially and adversely affected.
- Development delays and consolidation trends in our industry could adversely affect our future revenues and results.
- We may be unable to make the substantial R&D investments that are required to remain competitive.
- A significant variance in our operating results or rates of growth, if any, could lead to substantial volatility in our stock price. We may not sustain our current growth rate and/or manage future growth effectively.
- Unforeseen delays or expenses caused by undetected defects or bugs in our products could reduce the market acceptance of our new products, damage our reputation and adversely affect our operating costs.
- We must be able to attract, train and retain qualified personnel and senior management, or our business, financial conditions, results of operations and prospects could suffer.
- If we fail to timely develop and introduce new or enhanced products, our ability to attract and retain customers and compete could be harmed.
- We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our inventory levels, sales and operating results.
- We may have difficulty accurately predicting our future revenue and appropriately budgeting our expenses particularly as we seek to enter new markets where we may not have prior experience.
- Customers require us to undergo a lengthy and expensive qualification process which does not assure product sales.
- We incur significant expenditures to win business and customer product plan cancellations may adversely affect our results of operations.
- Our operating results may fluctuate significantly from factors that could adversely affect our business and stock price.
- We are subject to the cyclical nature of the semiconductor industry.
- A failure to maintain compliance with governmental regulations could have a material adverse effect on our business.
- We have been and may be subject to future information technology failures, including security breaches and cyber-attacks, that could disrupt our operations and adversely affect our business, operations, and financial results.

Risks Relating to Intellectual Property

- We are currently facing and may in the future face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle and result in the loss of significant rights.
- If we are unable to protect our significant amount of intellectual property, our business could be adversely affected.

Risks Relating to Reliance on Third Parties

- Failure to manage our relationships with, or negative impacts from, third parties could adversely affect our ability to market and sell our products.
- Should any of our distributors cease or be forced to stop distributing our products, our business would suffer.
- A lack of long-term supply contracts, and any supply disruption could have a material adverse effect on our business.

- Any failure of third parties to provide services and technology could have a material adverse effect on our business.

Risks Relating to Our Common Stock

- Our senior management team may use our available cash and cash equivalents in ways with which you may not agree or in ways which may not yield a return.
- Anti-takeover provisions in our charter and under Delaware law could make an acquisition of us more difficult.
- Our share price may be volatile as a result of various factors.

Risks Relating to our Proposed Merger with Silicon Motion

If the merger is completed, our actual financial and operating results could differ materially from any expectations or guidance provided by us concerning future results, including (without limitation) expectations or guidance with respect to the financial impact of any cost savings and other potential synergies.

Although we currently expect to realize material synergies as a result of our proposed merger with Silicon Motion, the expectations and guidance we have provided with respect to the potential financial impact of the merger are subject to numerous assumptions including assumptions derived from our diligence efforts concerning the status of and prospects for Silicon Motion's business, which we do not currently control, and assumptions relating to the near-term prospects for the semiconductor industry generally and the markets for Silicon Motion's products in particular. Additional assumptions we have made relate to numerous matters, including (without limitation) the following:

- projections of Silicon Motion's future revenues;

- the anticipated financial performance of Silicon Motion's products and products currently in development;

- anticipated cost savings and other synergies associated with the merger, including potential revenue synergies;

- our capital structure after the merger;

- the amount of goodwill and intangibles that will result from the merger;

- certain other purchase accounting adjustments that we expect to record in our financial statements in connection with the merger;

- merger costs, including restructuring charges and transaction costs payable to our financial, legal, and accounting advisors;

- our ability to maintain, develop, and deepen relationships with customers of Silicon Motion; and

- other financial and strategic risks of the merger, including the possible impact of our reduced liquidity resulting from deal-related cash outlays, the credit risk associated from the potential debt facility described below, and continued uncertainty arising from the COVID-19 pandemic.

We cannot provide any assurances with respect to the accuracy of our assumptions, including our assumptions with respect to future revenues or revenue growth rates, if any, of Silicon Motion, and we cannot provide assurances with respect to our ability to realize the cost savings that we currently anticipate. Risks and uncertainties that could cause our actual results to differ materially from currently anticipated results include, but are not limited to, risks relating to our ability to integrate Silicon Motion successfully; currently unanticipated incremental costs that we may incur in connection with integrating the two companies; risks relating to our ability to realize incremental revenues from the merger in the amounts that we currently anticipate; risks relating to the willingness of Silicon Motion's customers and other partners to continue to conduct business with MaxLinear; risks related to changes in government regulations, including those related to export controls; and numerous risks and uncertainties that affect the semiconductor industry generally and the markets for our products and those of Silicon Motion specifically. Any failure to integrate Silicon Motion successfully and to realize the financial benefits we currently anticipate from the merger would have a material adverse impact on our future operating results and financial condition and could materially and adversely affect the trading price or trading volume of our common stock.

Failure to integrate our business and operations successfully with those of Silicon Motion in the expected timeframe or otherwise may adversely affect our operating results and financial condition if the merger is completed.

The success of the proposed merger with Silicon Motion will depend, in substantial part, on our ability to integrate Silicon Motion's business and operations successfully with those of MaxLinear and to realize fully the anticipated benefits and potential synergies from combining our companies, including, among others, currently expected cost savings from duplicative functions; potential operational efficiencies in our respective supply chains and in research and development investments; and potential revenue growth resulting from the addition of Silicon Motion's product portfolio. Historically, we and Silicon Motion have been independent companies, and we will continue to operate as such until the consummation of the merger. We expect that the integration will be complex and time consuming and will require substantial management time and attention, which may divert attention and resources from other important areas, including our existing businesses. We may face significant challenges in consolidating our operations with Silicon Motion, integrating the two companies' technologies, and addressing the different corporate cultures of the two companies. Additional unanticipated costs may be incurred in the course of integrating our respective businesses. If the companies are not successfully integrated, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In such a case, we would expect our operating results and financial condition to be materially and adversely affected, which could also have a material adverse effect on the trading price or trading volume of our common stock.

Our business relationships, including customer relationships, and those of Silicon Motion may be subject to disruption due to uncertainty associated with the merger.

Customers, vendors, licensors, and other third parties with whom we or Silicon Motion do business or otherwise have relationships may experience uncertainty associated with the merger, and this uncertainty could materially affect their decisions with respect to existing or future business relationships with MaxLinear or Silicon Motion while the merger is pending or with MaxLinear after the merger is consummated. As a result, we are in many instances unable to evaluate the impact of the merger on certain assumed contractual rights and obligations, including intellectual property rights.

These business relationships may be subject to disruption as customers and others may elect to delay or defer purchase or design-win decisions or switch to other suppliers due to the uncertainty about the direction of our offerings, any perceived unwillingness on our part to support existing Silicon Motion products after the merger is consummated, or any general perceptions by customers or other third parties that impute operational or business challenges to us arising from the merger. In addition, customers or other third parties may attempt to negotiate changes in existing business relationships, which may result in additional obligations imposed on us. These disruptions could have a material adverse effect on our business, operating results, and financial condition while the merger is pending or after it is consummated. The adverse effect of any such disruptions could be exacerbated by a delay in the consummation of the merger for any reason, including delays associated with obtaining regulatory approval from SAMR, or termination of the agreement and plan of merger, or the Merger Agreement, with Silicon Motion. Any loss of customers, customer products, design win opportunities, or other important strategic relationships could have a material adverse effect on our business, operating results, and financial condition and could have a material adverse effect on the trading price or trading volume of our common stock.

We and Silicon Motion may have difficulty motivating and retaining senior management and other key personnel in light of the pending merger.

Uncertainty about the effect of the merger on our employees and those of Silicon Motion may have a material adverse effect on MaxLinear or Silicon Motion while the merger is pending or on MaxLinear after the merger is consummated. This uncertainty may impair our or Silicon Motion's ability to retain and motivate key personnel in the months leading up to the consummation of the merger and our ability to retain and motivate them following the merger. Employee retention may be particularly challenging as our and Silicon Motion's employees may experience frustrations during the integration process and uncertainty about their future roles with us following consummation of the merger. For the merger to be successful, we and Silicon Motion must continue to retain and motivate senior management and other key employees during the period before the merger is completed. Furthermore, after the merger is consummated, we must be successful at retaining and motivating key employees in order for the benefits of the transaction to be fully realized. If key employees depart, we may incur significant costs in identifying, hiring, and retaining replacements, which could substantially reduce or delay our ability to realize the anticipated benefits of the merger, which could have a material adverse effect on our business, operating results, and financial condition.

The merger agreement with Silicon Motion contains provisions that could require us to pay Silicon Motion a termination fee of $160 million under certain circumstances.

The consummation of the merger is subject to certain customary closing conditions such as regulatory approval from SAMR. Under certain circumstances, we could be required to pay Silicon Motion a termination fee if the Merger Agreement is terminated by MaxLinear or Silicon Motion as a result of a court or other competent authority issuing an order pursuant to regulatory law permanently prohibiting the consummation of the merger, or the merger is not consummated by February 6, 2023, or the Outside Date. The Outside Date will be automatically extended to May 5, 2023 and further to August 7, 2023, if all conditions to closing have been met, other than certain exceptions related to regulatory matters. However, in certain circumstances, the right to terminate the Merger Agreement would not be available to a party in material breach of the Merger Agreement.

If the proposed merger is not completed, we will have incurred substantial costs that may adversely affect our operating results and financial condition as well as the market price of our common stock.

If the merger is not consummated, the price of our common stock may decline to the extent that such market price reflects a market assumption that the merger will be completed. In addition, we have incurred and will incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of our financial advisors, accountants, lenders, and legal counsel and, with limited exceptions relating to a portion of our financial advisor fees, will be payable regardless of whether the merger is completed. In addition, we have diverted significant management resources in an effort to complete the merger and are subject to restrictions contained in the Merger Agreement on the conduct of our business during the pendency of the merger. If the merger is not completed, we will have received little or no benefit in respect of such costs incurred. If the merger is not completed under certain circumstances specified in the Merger Agreement, we may be required to pay a termination fee to Silicon Motion of $160 million, as described above. Furthermore, if the merger is not consummated, we may experience negative reactions from the financial markets and our suppliers, customers, customer prospects, and employees. Any of these factors could have a material adverse effect on our business, operating results, and financial condition or on the trading price of our common stock.

Our ability to complete the merger is subject to various closing conditions, including certain required regulatory approval from SAMR, which may contain burdensome conditions, that could have a material adverse effect on our operation of the business following the merger.

Although the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on June 27, 2022, and Silicon Motion's shareholders approved the merger at Silicon Motion's extraordinary general meeting of shareholders held on August 31, 2022, completion of the merger is subject to the satisfaction of the remaining customary closing conditions, including receipt of clearance from SAMR, among other things. Even if this approval is obtained, governmental authorities could impose conditions on the completion of the merger that could delay consummation of the acquisition or have a material adverse effect on our business following the acquisition. MaxLinear and Silicon Motion cannot predict with certainty the length of review by SAMR but expect a final determination in the second or third quarter of 2023, or even later.

If we are unable to complete the merger, we would be subject to a number of risks, including the following:

- we would not realize the anticipated benefits of the acquisition, including, among other things, increased operating efficiencies;

- the attention of our senior management team and other key personnel may have been diverted to the merger rather than to our own operations and the pursuit of other opportunities that could have been beneficial to us;

- the potential loss of key personnel during the pendency of the merger as employees and other service providers may experience uncertainty about their future roles with us following completion of the merger; and

- the trading price of our common stock may decline to the extent that the current market prices reflect a market assumption that the merger will be completed.

We can provide no assurance that the various closing conditions will be satisfied, that the necessary regulatory approval from SAMR will be obtained, or that any required conditions will not materially adversely affect our business following the merger. If we are required to undertake divestitures or to commit to certain behavioral remedies in order to obtain any approvals required to complete the acquisition, we may be less able to realize anticipated benefits of the acquisition, and our business,

operating results, and financial condition after the merger may be adversely affected. In addition, we can provide no assurance that these conditions will not result in the abandonment or delay of the merger. The occurrence of any of these events individually or in combination could have a material adverse effect on our business, financial condition, and results of operations and on the trading price of our common stock.

In order to consummate the merger and distribute the cash consideration payable to Silicon Motion securityholders, we will incur material indebtedness of up to $3.5 billion and we may also use a portion of Silicon Motion's and our cash resources. This material increase in our indebtedness will adversely affect our operating results and cash-flows as we satisfy our underlying interest and principal payment obligations. The loan agreement is also expected to contain financial and operational covenants that would adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders, including obtaining additional indebtedness to finance such transactions.

As previously disclosed, MaxLinear will finance the merger in part with the Senior Secured Credit Facilities, which will provide funding of up to $3.5 billion. A portion of the proceeds from the Senior Secured Credit Facilities will be used to repay existing debt in full. As of December 31, 2022, our aggregate indebtedness was $125.0 million.

The material increase in our indebtedness to up to $3.5 billion will adversely affect our operating expenses through materially increased interest payment obligations and will adversely affect our ability to use cash generated from operations as we repay interest and principal under the term loans and revolving credit facility, as applicable. In addition, the loan agreements will contain financial and operational covenants that may adversely affect our ability to engage in certain activities, including certain financing and acquisition transactions, stock repurchases, guarantees, and similar transactions, without obtaining the consent of the lenders, which may or may not be forthcoming. Such financial and operational covenants will include compliance with a secured net leverage ratio test. Accordingly, outstanding indebtedness could adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders.

Specifically, our materially increased indebtedness could have important consequences to investors in our common stock, including the following:

- we could be subject to substantial variable interest rate risk because our interest rate under term loans typically vary based on a fixed margin over an indexed rate or an adjusted base rate. While we are mitigating the impact of rising interest rates with large amounts of prepayments on our outstanding debt, if interest rates were to further increase substantially, particularly with respect to our anticipated debt associated with the Silicon Motion merger, it would have a material adverse effect our operating results and could affect our ability to service the indebtedness;

- our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes may be limited or financing may be unavailable;

- a substantial portion of our cash flows must be dedicated to the payment of principal and interest on our indebtedness and other obligations and will not be available for use in our business;

- our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate; and

- our high degree of indebtedness will make us more vulnerable to changes in general economic conditions and/or a downturn in our business, thereby making it more difficult for us to satisfy our obligations.

If we fail to make required debt payments, or if we fail to comply with other covenants in our debt service agreements, we would be in default under the terms of these agreements. Subject to customary cure rights, any default would permit the holders of the indebtedness to accelerate repayment of this debt and could cause defaults under other indebtedness that we have, any of which could have a material adverse effect on the trading price of our common stock.

Servicing our materially increased indebtedness will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial indebtedness.

Under the Senior Secured Credit Facilities, we may incur up to $3.5 billion in aggregate principal amount of senior indebtedness. Our substantial indebtedness may increase our vulnerability to any generally adverse economic and industry conditions.

Our ability to make scheduled payments of the principal and interest when due, or to refinance our borrowings under the Senior Secured Credit Facilities, will depend on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to satisfy our obligations under our indebtedness, and any future indebtedness we may incur and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the term loans or existing or future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Senior Secured Credit Facilities or future indebtedness.

MaxLinear stockholders or Silicon Motion securityholders could file additional lawsuits in the future challenging the merger, which may delay or prevent the consummation of the merger and cause us and/or Silicon Motion to incur substantial defense or settlement costs, or otherwise adversely affect us or Silicon Motion.

As of the date of this filing of our annual report on Form 10-K, four lawsuits challenging the merger with Silicon Motion have been dismissed. However, Silicon Motion has received several shareholder demand letters, and potential plaintiffs may file additional lawsuits challenging the merger. The outcome of any current demand letters or future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the merger and result in substantial costs to us and/or Silicon Motion, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing is the absence of any provision of applicable law or order by any court or governmental entity (subject to certain limited exceptions) that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect our or Silicon Motion's business, financial conditions, results of operations and cash flows.

The fact that there is a merger pending could materially harm our or Silicon Motion's businesses and results of operations.

While the merger is pending, we and Silicon Motion are subject to a number of risks that may harm our business and results of operations, including:

- the diversion of management and employee attention from implementing growth strategies in existing markets or in new markets we or Silicon Motion are targeting;

- potential diversion of public attention from positioning of our or Silicon Motion's independent brand and products in a manner that appeals to customers;

- the fact that we and Silicon Motion have and will continue to incur expenses related to the merger prior to its closing;

- the potential inability to respond effectively to competitive pressures, industry developments and future opportunities, in particular, given the restrictions on the conduct of our or Silicon Motion's business during the interim period between signing and closing due to the pre-closing covenants in the Merger Agreement;

- We or Silicon Motion could be subject to costly litigation associated with the merger; and

- current and prospective employees may be uncertain about their roles and relationships with us or Silicon Motion following completion of the merger, which may adversely affect the ability of us or Silicon Motion to attract and retain key personnel.

Counterparties of Silicon Motion may acquire certain rights upon the merger, which could negatively affect us following the merger.

Silicon Motion is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an "assignment" of such agreement or a "change in control" of Silicon Motion or its subsidiaries. The definitions of "assignment" and "change in control" vary from contract to contract and, in some cases, the "assignment" or "change in control" provisions

may be implicated by the merger. If an "assignment" or "change in control" occurs, a counterparty may be permitted to terminate its contract with Silicon Motion or to exercise other remedies thereunder.

Whether a counterparty would have cancellation rights or other rights in connection with the merger depends upon the language and governing law of its agreement with Silicon Motion. Whether a counterparty exercises any cancellation rights or other rights it has would depend on, among other factors, such counterparty's views with respect to our financial strength and business reputation following the merger, prevailing market conditions and the business implications of exercising any such rights. We and Silicon Motion cannot presently predict the effects, if any, if the merger is deemed to constitute an assignment or change in control under certain of Silicon Motion's contracts and other arrangements, including the extent to which cancellation rights or other rights would be exercised, if at all, or the effect on our financial condition, results of operations or cash flows following the merger, but such effect could be material.

If the merger with Silicon Motion is consummated, the issuance of shares of our common stock to Silicon Motion securityholders will reduce the ownership percentage interests of our stockholders.

At the completion of the proposed merger with Silicon Motion, we expect to issue shares of our common stock to former Silicon Motion securityholders entitled to receive consideration pursuant to the Merger Agreement. If the merger is consummated, we expect that our stockholders will own approximately 86% and that Silicon Motion stockholders will own approximately 14% of our outstanding capital stock following completion of the merger. The issuance of shares of our common stock to Silicon Motion securityholders in the acquisition and the assumption by us of Silicon Motion restricted stock units will cause a reduction in the relative percentage voting and economic interests of our current stockholders.

After completion of the merger, we will be exposed to intensified risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.

Following the merger, the revenue and operations of Silicon Motion will form a substantial portion of our revenue and operations, and since most of Silicon Motion's business operations are in Taiwan and its principal executive offices are in Hong Kong, risks of conducting business in Taiwan and Hong Kong, as described in the section "Risks Related to Our Business" under the risk factor "*We are also subject to risks associated with international geopolitical conflicts involving the U.S. and other governments such as China and Russia*" will be further intensified.

Past and recent developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of companies with significant business activities in Taiwan. We cannot assure you that any contentious situation between Taiwan and China will always resolve in maintaining the current status quo or remain peaceful. Relations between Taiwan and China, potential confrontations between the United States and China and other factors affecting military, political, social or economic conditions in Taiwan and Hong Kong could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common stock.

We expect to incur substantial expenses related to the merger of MaxLinear and Silicon Motion.

We expect to incur substantial expenses in connection with the pending merger and subsequent integration of Silicon Motion's business with MaxLinear. We expect operational integration to require substantial management attention. Numerous factors, many of which are beyond our control, could affect the total cost or the timing of expected merger and integration expenses. Moreover, many of the expenses that will be incurred are by their nature difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of Silicon Motion. These merger and integration expenses may result in MaxLinear's taking significant charges against earnings.

The market value of our common stock could decline if large amounts of our common stock are sold following the merger with Silicon Motion.

Following the merger with Silicon Motion, our stockholders and former securityholders of Silicon Motion will own interests in a company operating an expanded business with more assets and a different mix of liabilities. Our current stockholders (and the securityholders of Silicon Motion who will receive our common stock in connection with the merger) may not wish to continue to invest in us, or may wish to reduce their investment in us, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of stock indices in which our common stock and Silicon Motion ADS are or were included. If, following the merger, large amounts of our common stock are sold, the price of our common stock could decline.

We will record goodwill in connection with the Silicon Motion merger that could become impaired and adversely affect our future operating results.

The merger with Silicon Motion will be accounted for as a business combination using the acquisition method of accounting by MaxLinear in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Silicon Motion will be recorded, as of completion, at their respective fair values and added to our assets and liabilities. Our reported financial condition and results of operations after completion of the merger will reflect Silicon Motion's balances and results but will not be restated retroactively to reflect the historical financial position or results of operations of Silicon Motion for periods prior to the merger. As a result, comparisons of future results against prior period results will be more difficult for investors.

Under the acquisition method of accounting, the total purchase price will be allocated to Silicon Motion's tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. We expect that the merger will result in the creation of a material amount of intangible assets and goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, we may be required to incur material charges relating to such impairment. Any such impairment charge could have a material impact on our operating results in future periods, and the announcement of a material impairment could have a material adverse effect on the trading price and trading volume of our common stock.

Risks Related to Our Business

We face intense competition and expect competition to increase in the future, which could have a material adverse effect on our revenue, revenue growth rate, if any, and market share.

The global semiconductor market in general, and the broadband, wired and wireless infrastructure, and broader industrial and communications analog and mixed-signal markets in particular, are highly competitive. We compete in different target markets to various degrees on the basis of a number of principal competitive factors, including our products' performance, features and functionality, energy efficiency, size, ease of system design, customer support, product roadmap, reputation, reliability and price. We expect competition to increase and intensify as a result of industry consolidation and the resulting creation of larger semiconductor companies. Large semiconductor companies resulting from industry consolidation could enjoy substantial market power, which they could exert through, among other things, aggressive pricing that could adversely affect our customer relationships, revenues, margins and profitability. In addition, we expect the internal resources of large, integrated original equipment manufacturers, or OEMs, may continue to enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue, revenue growth rates, if any, and operating results.

As our products are integrated into a variety of communications and industrial platforms, our competitors range from large, international merchant semiconductor companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets, to internal or vertically integrated engineering groups within certain of our customers. Our primary merchant semiconductor competitors include Broadcom Inc., Qualcomm Incorporated, Realtek Semiconductor Corp., Nokia Corp., Skyworks Solutions, Inc., Xilinx, Inc., Altera Corporation, Credo Semiconductor Inc., MediaTek, Inc., Marvell Technology Group Ltd., MACOM Technology Solutions Holdings, Inc., Texas Instruments Incorporated, Analog Devices, Inc., Renesas Electronics Corporation, and Microchip Technology Inc. It is quite likely that competition in the markets in which we participate will increase in the future as existing competitors improve or expand their product offerings. In addition, a number of other public and private companies are in the process of developing competing products for our current and target markets. Because our products often are building block semiconductors which provide functions that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, some of which may be existing customers or platform partners that develop their own integrated circuit products. If we cannot offer an attractive solution for applications where our competitors offer more fully integrated products, we may lose significant market share to our competitors. Some of our targeted customers for our optical interconnect solutions are module makers who are vertically integrated, where we compete with internally supplied components, and we compete with much larger analog and mixed-signal catalog competitors in the multi-market high-performance analog markets.

Our ability to compete successfully depends on factors both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse

economic or market conditions in the future. Moreover, the competitive landscape is changing as a result of intense consolidation within our industry as some of our competitors have merged with or been acquired by other competitors, and other competitors have begun to collaborate with each other, which could result in significant changes to the competitive landscape. In addition, changes in government trade policies, including the imposition of tariffs and export restrictions, could limit our ability to sell our products to certain customers and adversely affect our ability to compete successfully. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

Global economic conditions, including factors such as high inflation or a recession could adversely affect our business, financial condition, and results of operations.

Inflation and uncertainty in customer demand and the worldwide economy has continued, and we have experienced and may experience continued volatility in our sales and revenues in the near future. Our products are incorporated in numerous consumer devices, and demand for such products will ultimately be driven by consumer demand for products such as televisions, personal computers, automobiles, cable modems, and set-top boxes. Many of these purchases are discretionary. Global economic volatility and economic volatility in the specific markets in which the devices that incorporate our products are ultimately sold, including the impacts of current high rates of inflation and recession, can cause extreme difficulties for our customers and third-party vendors in accurately forecasting and planning future business activities. This unpredictability could cause our customers to delay or reduce their capital expenditures and spending on our products, which would delay and lengthen sales cycles and negatively affect the overall demand for our products. Worsening economic instability could result in a cancellation of such orders or otherwise adversely affect spending for information technology and limit our ability to forecast future demand for our products, which could reduce expected revenues or result in a write-down of any excess or obsolete inventory. Furthermore, during challenging economic times, our customers may face challenges in gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. These events, together with economic volatility that may face the broader economy and, in particular, the semiconductor and communications industries, may adversely affect, our business, particularly to the extent that consumers decrease their discretionary spending for devices deploying our products. However, the magnitude of such volatility on our business and its duration is uncertain and cannot be reasonably estimated at this time.

Other areas of our business which could be disrupted or subject to negative impacts of negative global economic conditions may include, but may not be limited to, the following:

- Reduced ability to accurately predict our future revenue and budget future expenses;

- Inefficiencies, delays and additional costs in design win, product development, production and fulfillment;

- Accounts receivable collection issues should any of our limited and significant customers experience liquidity concerns;

- Material impacts to the value of our common stock, which may result in impairment of our goodwill;

- Material impairment of our assets, if recoverability thereof becomes a concern; and

- Decreased availability of capital or access thereto in the United States and from other jurisdictions in which we operate.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

We sell our products throughout the world. Products shipped to Asia accounted for 82% of our net revenue in the year ended December 31, 2022. In addition, as of December 31, 2022, approximately 77% of our employees are located outside of the United States. The majority of our products are manufactured, assembled and tested in Asia, and our major distributors are located in Asia. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- changes in political, regulatory, legal or economic conditions;

- restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export controls and restrictions, duties and quotas and customs duties and tariffs;

- disruptions of capital and trading markets;

- changes in import or export licensing requirements;

- transportation delays;

- civil disturbances or political instability;

- geopolitical turmoil, including terrorism, war or political or military coups;

- public health emergencies, including the COVID-19 pandemic;

- differing employment practices and labor standards;

- limitations on our ability under local laws to protect our intellectual property;

- local business and cultural factors that differ from our customary standards and practices;

- nationalization and expropriation;

- changes in tax laws;

- currency fluctuations relating to our international operating activities; and

- difficulty in obtaining distribution and support.

In addition to a significant portion of our wafer supply coming from Taiwan, Singapore, and China, substantially all of our products undergo packaging and final testing in Taiwan, Singapore, China, South Korea, and Thailand. Any conflict or uncertainty in these countries, including due to natural disaster, public health or safety concerns, could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead some of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

Changes in trade policies among the United States and other countries, in particular the imposition of new or higher tariffs, could place pressure on our average selling prices as our customers seek to offset the impact of increased tariffs on their own products. Increased tariffs or the imposition of other barriers to international trade could have a material adverse effect on our revenues and operating results.

The United States has imposed or proposed new or higher tariffs on certain products exported by a number of U.S. trading partners, including China, Europe, Canada, and Mexico. In response, many of those trading partners, including China, have imposed or proposed new or higher tariffs on American products. Continuing changes in government trade policies create a heightened risk of further increased tariffs that impose barriers to international trade. Our business and operating results are substantially dependent on international trade. Many of our manufacturers sell products incorporating our integrated circuits into international markets.

Tariffs on our customers' products may adversely affect our gross profit margins in the future due to the potential for increased pressure on our selling prices by customers seeking to offset the impact of tariffs on their own products. In addition, tariffs could make our OEM and ODM customers' products less attractive relative to products offered by their competitors, which may not be subject to similar tariffs. Some OEM and ODMs in our industry have already implemented short-term price adjustments to offset such tariffs and transitioned their production and supply chain to locations outside of China. We believe that increases in tariffs on imported goods or the failure to resolve current international trade disputes could have a material adverse effect on our business and operating results.

We will lose sales if we are unable to obtain government authorization to export certain of our products or technology related to the development or production of our products, and we will be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Certain of our products and technologies are subject to export and/or import controls imposed by countries in which we do business. In certain instances, these regulations may require pre-shipment authorization approval from a government authority; depending on the country and/or individual or entity involved, approval may not be granted. For products subject to the Export Administration Regulations, or EAR, administered by the U.S. Department of Commerce's Bureau of Industry and Security, or BIS, a license may be required, depending on one or more factors including the type of product or technology at issue, the intended end use, the identity of the end user, the identity of other companies involved in the production process, and whether a license exception might apply. Certain of our products and technologies are subject to the EAR.

Obtaining export licenses can be difficult, costly and time-consuming and we may not always be successful in obtaining necessary export licenses. Our failure to obtain required import or export approval for our products may adversely affect our business, and other limitations imposed on our ability to export or sell our products may also harm our international and domestic revenue. Although our policies, controls, and procedures are designed to maintain ongoing compliance with applicable export controls laws, we cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations. If we violate or fail to comply with any of them, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. In addition, if our customers fail to comply with these regulations and laws, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations. The absence of comparable restrictions imposed on competitors based in other countries may adversely affect our competitive position.

In October 2022, the BIS issued an interim final rule to implement (1) additional export controls on advanced computing integrated circuits (ICs), computer commodities that contain such ICs and certain semiconductor manufacturing items; (2) additional export control requirements for products and/or technologies that may be destined for facilities meeting certain criteria; and (3) additional export controls on transactions involving items for supercomputer and semiconductor manufacturing end uses. The additional export controls on certain manufacturing end-uses resulted in an expansion of the scope of foreign-produced items subject to license requirements for 28 Chinese entities already on the Entity List (a list of entities to which the transfer of EAR-controlled technology or software is generally prohibited absent a U.S. export license), which includes one immaterial customer of MaxLinear located in China.

Export control laws, regulations, and orders are complex, change frequently and with limited or no notice, have generally become more stringent over time and have intensified as U.S.-China geopolitical tensions worsen. The addition of new entities to restricted party lists can further increase the scope of export restrictions applicable to our business. Failure to obtain required export licenses for our products or the placement of one or more of our customers on any restricted parties lists could significantly reduce our revenue and harm our business.

Additionally, current and future business with parties subject to significant export restrictions, including those named on the Entity List may be limited in scope or suspended entirely in order to comply with the EAR or other applicable laws or regulations and, as a result, our revenue could be adversely impacted until a license is granted. It is possible that the U.S. government may not grant licenses or renew licenses to transact business with entities on the Entity List.

In September 2022, we self-identified a potential violation of the EAR related to certain transactions with one of our foundry partners in China on the Entity List, or Specific Foundry Partner, in which limited technology in the form of test results and failure analysis reports were furnished to our Specific Foundry Partner without authorization under the EAR. Upon discovery, (1) we took immediate action to remediate, including by preventing recurrence and (2) our Audit Committee engaged outside counsel to conduct a privileged investigation into the potential violation, which investigation is ongoing. In October 2022, we submitted an initial notification of voluntary self-disclosure to the BIS regarding the potential EAR violation described above. Our notification submission is currently under review at BIS, and it is unknown when such review will be completed. Concurrently with the filing of the initial notification of voluntary self-disclosure, we submitted an export license application to BIS, in order to ensure that all prospective transactions with our Specific Foundry Partner are conducted in full compliance with the EAR. That license was issued on November 29, 2022. As part of the ongoing investigation, we identified other export control violations and have taken actions to remediate such infractions and continue to evaluate if any additional remedial actions should be taken. We are also continuing to review our export compliance procedures and program to enhance our programs, policies and or procedures, as appropriate.

We also are subject to risks associated with international geopolitical conflicts involving the U.S. and other governments such as China and Russia.

In recent years, diplomatic and trade relationships between the U.S. government and China have been frayed. Events in Hong Kong and the threat of a takeover of Taiwan by China have also prompted other governments such as that of the United Kingdom to reconsider its trade and business relationships with China and with certain Chinese companies. Difficulties in these relationships have in a number of cases required us to take actions adverse to our business to comply with governmental restrictions on business and trade with China.

Beginning in May 2019 and subsequently, other than for certain transactions for which we have a valid export license issued by BIS, we ceased business operations with entities affiliated with Huawei Technologies Co., Ltd., or Huawei and certain other entities, following an amendment to the EAR adding such entities to the Entity List for acting contrary to the national security or foreign policy interests of the United States.

In September 2020, we further restricted business operations with additional entities affiliated with Huawei when the BIS again amended the EAR to add such entities to the Entity List.

In October 2022, the BIS again amended the EAR, among other things, to add 31 new entities in China to the Unverified List. It is possible that entities currently on the Unverified List may be added to the Entity List if certain conditions are not met. As noted above, our ability to manufacture or distribute products or technology will be limited if BIS further amends the EAR to add restrictions against parties who are or may be our customers. This also raises an additional risk that China may enact retaliatory legislation or regulations that may raise similar adverse risks.

We are required to obtain special licenses to conduct business with entities on the Entity List and to conduct additional diligence and recordkeeping, including obtaining user statements from entities on the Unverified List. Failure to obtain any required license would likely result in a loss of business and a corresponding negative impact on our financial position and results of operations.

We believe direct impacts of the economic sanctions against Russia and the military conflict in Ukraine are currently limited to volatility in the prices of metals used by our outsourced semiconductor assembly and test, or OSAT, supply chain, in particular around the supply of palladium, for which Russia is the top producer in the world, as well as increased fuel costs, which has global impact on transportation costs, including the shipping and delivery of our products. However, the magnitude of such price volatility on our business and its duration is uncertain and cannot be reasonably estimated at this time.

We cannot provide assurances that similar disruptions of distribution arrangements in the future, the imposition of governmental prohibitions on selling our products to particular customers, further sanctions on Russia or other countries, and/or increases in costs of certain raw materials and transportation will not also adversely affect our revenues and operating results. Loss of a key distributor or customer under similar circumstances could have a material adverse effect on our business, revenues and operating results.

We depend on a limited number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from one or more of our major customers could have a material adverse effect on our revenue and operating results.

In the year ended December 31, 2022, two customers accounted for 31% of our net revenue, and our ten largest customers collectively accounted for 65% of our net revenue, of which distributor customers accounted for 18% of our net revenue. We expect that our operating results for the foreseeable future will continue to show a substantial percentage of sales dependent on a relatively small number of customers. In the future, these customers may decide not to purchase our products at all, may purchase fewer products than they did in the past, or may defer or cancel purchases or otherwise alter their purchasing patterns. Factors that could affect our revenue from these large customers include the following:

- substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;

- some of our customers have sought or are seeking relationships with current or potential competitors which may affect their purchasing decisions;

- service provider and OEM consolidation across cable, satellite, and fiber markets could result in significant changes to our customers' technology development and deployment priorities and roadmaps, which could affect our ability to forecast demand accurately and could lead to increased volatility in our business; and

- technological changes in our markets could lead to substantial volatility in our revenues based on product transitions, and particularly in our broadband markets, we face risks based on changes in the way consumers are accessing and using broadband and cable services, which could affect operator demand for our products.

In addition, delays in development could impair our relationships with our strategic customers and negatively impact sales of the products under development. Moreover, it is possible that our customers may develop their own products or adopt a competitor's solution for products that they currently buy from us. If that happens, our sales would decline and our business, financial condition and results of operations could be materially and adversely affected.

Our relationships with some customers may deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer these customers favorable prices on our products. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

A significant portion of our revenues are from sales of product to distributors, who then resell our product. Our agreements with certain of these distributors provide protection against price reduction on their inventories of our products. The loss of certain distributors could have a material adverse effect on our business and results of operations, and price reductions associated with their inventories of our products could have a material adverse effect on our operating results in the event of a dramatic decline in selling prices for these products.

In addition, the current situation relating to trade with China and governmental and regulatory concerns relating to specific Chinese companies continue to remain fluid and unpredictable. Our current and future operating results could be materially and adversely affected by limitations on our ability to sell to one or more Chinese customers, as described in the section "Risks Related to Our Business" under the risk factor "*We are also subject to risks associated with international geopolitical conflicts involving the U.S. and other governments such as China and Russia*", and by tariffs and other trade barriers that may be implemented by governmental authorities.

Despite a relatively short-term positive pricing environment, average selling prices of our products could decrease rapidly, which would have a material adverse effect on our revenue and gross margins.

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. From time to time, we have reduced the average unit price of our products due to competitive pricing pressures, new product introductions by us or our competitors, and for other reasons, and we expect that we will have to do so again in the future, despite a relatively short-term positive pricing environment. In particular, we believe that industry consolidation has provided a number of larger semiconductor companies with substantial market power, which has had a material adverse impact on selling prices in some of our markets. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or introducing new products with higher margins, our revenue and gross margins will suffer. To support our gross margins, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our and our customers' costs. Our inability to do so would cause our revenue and gross margins to decline. In addition, under certain of our agreements with key distributors, we provide protection for reductions in selling prices of the distributors' inventory, which could have a material adverse effect on our operating results if the selling prices for those products fell dramatically.

If we fail to penetrate new applications and markets, our revenue, revenue growth rate, if any, and financial condition could be materially and adversely affected.

We sell a significant portion of our products to manufacturers of cable broadband voice and data modems and gateways, Pay-TV set-top boxes and gateways into cable and satellite operator markets, satellite outdoor units or LNB's, optical modules for long-haul and metro telecommunications markets, and RF transceivers and modem solutions for wireless infrastructure markets. Our product offerings also include broadband data access, power management and interface technologies which are ubiquitous functions in new and existing markets such as wireless and wireline communications infrastructure, broadband access, industrial, enterprise network, and automotive applications. We have further expanded our product offerings to include Wi-Fi, ethernet and broadband gateway processor systems-on-chip, or SoCs, and intellectual property that utilizes patented machine learning techniques to improve signal integrity and power efficiency in SoCs, ASICs, and field-programmable gate

arrays, or FPGAs, used in next-generation communication and artificial intelligence systems. Our future revenue growth, if any, will depend in part on our ability to further penetrate into, and expand beyond, these markets with analog, digital and mixed-signal solutions targeting the markets for Wi-Fi and broadband, high-speed optical interconnects for data center, metro, and long-haul optical modules, telecommunications wireless infrastructure, and cable DOCSIS 3.1 network infrastructure products. Each of these markets presents distinct and substantial risks. If any of these markets do not develop as we currently anticipate, or if we are unable to penetrate them successfully, it could materially and adversely affect our revenue and revenue growth rate, if any.

Broadband data modems and gateways and Pay-TV and satellite set-top boxes and video gateways continue to represent a significant North American and European revenue generator. The North American and European Pay-TV market is dominated by only a few OEMs, including Technicolor SA, Commscope Holding Company, Inc., Hitron Technologies, Inc., Compal Broadband Networks Inc., Humax Co., Ltd., and Samsung Electronics Co., Ltd. These OEMs are large multinational corporations with substantial negotiating power relative to us and are undergoing significant consolidation. Securing design wins with any of these companies requires a substantial investment of our time and resources. Even if we succeed, additional testing and operational certifications will be required by the OEMs' customers, which include large Pay-TV television companies such as Comcast Corporation, Liberty Global plc, Charter Communications, Inc., Sky UK Limited, AT&T Inc. and EchoStar Corporation. In addition, our products will need to be compatible with other components in our customers' designs, including components produced by our competitors or potential competitors. There can be no assurance that these other companies will support or continue to support our products.

If we fail to penetrate these or other new markets upon which we target our resources, our revenue and revenue growth rate, if any, likely will decrease over time and our financial condition could suffer.

A significant portion of our revenue is attributable to demand for our products in markets for broadband solutions, and development delays and consolidation trends among cable and satellite Pay-TV and broadband operators could adversely affect our future revenues and operating results.

For the years ended December 31, 2022 and 2021, revenue directly attributable to broadband applications accounted for approximately 44% and 55% of our net revenue, respectively. Delays in the development of, or unexpected developments in the broadband markets could have an adverse effect on order activity by original equipment manufacturers in these markets and, as a result, on our business, revenue, operating results and financial condition. In addition, consolidation trends among Pay-TV and broadband operators may continue, which could delay or lead to cancellations of major spending programs and have a material adverse effect on our future operating results and financial condition.

We may be unable to make the substantial and productive research and development investments that are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts, which we believe have provided us with a significant competitive advantage. For years ended December 31, 2022, 2021 and 2020, our research and development expense was $296.4 million, $278.4 million, and $180.0 million respectively. We expect our research and development expenses to increase in future years as we continue to expand our product portfolio and enhance existing products. We monitor such expenditures as part of our strategy of devoting focused research and development efforts on the development of innovative and sustainable product platforms. We are committed to investing in new product development internally in order to stay competitive in our markets and plan to maintain research and development and design capabilities for new solutions in advanced semiconductor process nodes such as 16nm and 5nm and beyond. However, we do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive as semiconductor process nodes continue to shrink and become increasingly complex. In addition, we cannot assure you that the technologies that are the focus of our research and development expenditures will become commercially successful.

A significant variance in our operating results or rates of growth, if any, could lead to substantial volatility in our stock price. We may not sustain our current growth rate, and we may not be able to manage future growth effectively.

Our net revenue increased from $892.4 million in the year ended December 31, 2021 to $1.1 billion in the year ended December 31, 2022. However, continued uncertainty in customer demand as well as the global economy could result in increased volatility in our sales and revenues. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. Please refer to the Risk Factor entitled "*Our operating results are*

subject to substantial quarterly and annual fluctuations and may fluctuate significantly due to a number of factors that could adversely affect our business and our stock price" for a discussion of factors contributing to variances in our operating results or rates of growth. If we are unable to sustain adequate revenue growth, our financial results could suffer and our stock price could decline.

To sustain and manage any future growth successfully, we believe we must effectively, among other things:

- successfully develop new products and penetrate new applications and markets;

- recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering and applications engineering;

- add sales personnel and expand customer engineering support offices;

- implement and improve our administrative, financial and operational systems, procedures and controls; and

- enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

If we are unable to sustain and manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products and we may fail to satisfy customer requirements, maintain product quality, execute our business plan, or respond to competitive pressures.

The complexity of our products could result in unforeseen delays or expenses caused by undetected defects or bugs, which could reduce the market acceptance of our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Highly complex products like our Wi-Fi and broadband RF receivers and RF receiver SoCs, physical medium devices for optical modules, RF transceiver and modem solutions for wireless infrastructure markets, and high-performance analog solutions may contain defects and bugs when they are first introduced or as new versions are released. Where any of our products, including legacy acquired products, contain defects or bugs, or have reliability, quality or compatibility problems, we may not be able to successfully correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs, and our operating costs could be adversely affected. These problems may also result in warranty or product liability claims against us by our customers or others that may require us to make significant expenditures to defend these claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that our insurance will be available or adequate to protect against all claims. We also may incur costs and expenses relating to a recall of one of our customers' products containing one of our devices. The process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations, and ability to obtain future coverage. Although we purchase insurance to mitigate certain losses, any uninsured losses could negatively affect our operating results. Although we maintain reserves for reasonably estimable liabilities and purchase product liability insurance, if a catastrophic product liability claim were to occur, our reserves may be inadequate to cover the uninsured portion of such claims. Further, our business liability insurance may be inadequate, may not cover the claims, and future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

If we are unable to attract, train and retain qualified personnel and senior management, our business, financial condition, results of operations and prospects could suffer.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing and finance teams, and especially our design and technical staff. We do not know whether we will be able to attract and retain the required and desirable personnel as we continue to pursue our business strategy. Historically, we have encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with the expertise required in our field. Competition for these personnel is intense in the semiconductor industry. As the source of our

technological and product innovations, our design and technical personnel represent a significant asset. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock-based compensation they are to receive in connection with their employment. We have recently experienced fluctuations in the market price of our stock and declines in the market price of our stock could adversely affect our ability to attract, motivate or retain key employees. In addition, our future performance also depends on the continued services and continuing contributions of our senior management to execute our business plan and to identify and pursue new opportunities and product innovations. Our employment arrangements with our employees do not generally require that they continue to work for us for any specified period, and therefore, they could terminate their employment with us at any time. The loss of the services of one or more of our key employees, especially our management and key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical and other personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our future success also depends on the continued contributions of our senior management team and other key personnel. None of our senior management team or other key personnel is bound by written employment contracts to remain with us for a specified period. In addition, we have not entered into non-compete agreements with members of our senior management team or other key personnel, except in limited circumstances (e.g., in connection with the acquisition of other companies). We are fortunate that many members of our senior management team have long tenures with us, but from time to time we also have been required to recruit new members of senior management. With respect to recruitment and retention of senior management, we need to ensure that our compensation programs provide sufficient recruitment and retention incentives as well as incentives to achieve our long-term strategic business and financial objectives. We expect competition for individuals with our required skill sets, particularly technical and engineering skills, to remain intense even in weak global macroeconomic environments. The loss of any member of our senior management team or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability and meet the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue and our competitors winning more competitive bid processes, known as "design wins." In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. If we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

In particular, we believe that we will need to develop new products in part to respond to changing dynamics and trends in our end user markets, including (among other trends) consolidation among cable and satellite operators, potential industry shifts away from the hardware devices and other technologies that incorporate certain of our products, and changes in consumer television viewing habits and how consumers access and receive broadcast content and digital broadband services. We cannot predict how these trends will continue to develop or how or to what extent they may affect our future revenues and operating results. We believe that we will need to continue to make substantial investments in research and development in an attempt to ensure a product roadmap that anticipates these types of changes; however, we cannot provide any assurances that we will accurately predict the direction in which our markets will evolve or that we will be able to develop, market, or sell new products that respond to such changes successfully or in a timely manner, if at all.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our inventory levels, sales and operating results.

Our revenue is generated on the basis of shipments of products under purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. Our products are manufactured using a silicon foundry according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimate. We have limited visibility into future customer demand and the product mix that our customers will require, which has in the past affected and could in the future adversely affect our revenue forecasts and

operating margins. Moreover, because our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. Historically, because of this limited visibility, actual results have been different from our forecasts of customer demand. Some of these differences have been material, leading to excess inventory or product shortages and revenue and margin forecasts above those we were actually able to achieve. These differences may occur in the future, and the adverse impact of these differences between forecasts and actual results could grow if we are successful in selling in and expanding the customer base for our products. In addition, the rapid pace of innovation in our industry could render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition. Conversely, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

We may have difficulty accurately predicting our future revenue and appropriately budgeting our expenses particularly as we seek to enter new markets where we may not have prior experience.

Our operating history had historically focused on developing integrated circuits for specific applications and more recently, the wired whole-home broadband connectivity market and markets for wireless telecommunications infrastructure and power management and interface technologies which are ubiquitous functions in wireless and wireline communications infrastructure, broadband access, industrial, enterprise network, and automotive applications. As part of our growth strategy, we seek to expand our addressable market into new product categories. For example, we expanded into the markets for Wi-Fi, Ethernet and Broadband Gateway Processor SoCs and intellectual property that utilizes patented machine learning techniques to improve signal integrity and power efficiency in SoCs, ASICs, and FPGAs used in next-generation communication and artificial intelligence systems. Our limited operating experience in new markets or potential markets we may enter, combined with the rapidly evolving nature of our markets in general, substantial uncertainty concerning how these markets may develop and other factors beyond our control reduces our ability to accurately forecast quarterly or annual revenue. If our revenue does not increase as anticipated, we could incur significant losses due to our higher expense levels if we are not able to decrease our expenses in a timely manner to offset any shortfall in future revenue.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process which does not assure product sales.

Prior to purchasing our products, our customers require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of the products in the customer's system and rigorous reliability testing. This qualification process may continue for six months or more. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to our solutions, or changes in our customer's manufacturing process or our selection of a new supplier may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of this product to the customer may be precluded or delayed, which may result in a decrease in our revenue and cause our business to suffer.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expenditures. Even if we begin a product design, customers may decide to cancel or change their product plans, which could cause us to generate no revenue from a product and adversely affect our results of operations.

We are focused on securing design wins to develop RF receivers and RF receiver SoCs, MoCA and G.hn SoCs, DBS-ODU SoCs, physical medium devices for optical modules, interface and power management devices, and SoC solutions targeting infrastructure opportunities within the telecommunications, wireless, industrial and multimarket and Wi-Fi and broadband operator markets for use in our customers' products. These selection processes typically are lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that some of our customers' products likely will have short life cycles. Although this has not occurred to date, failure to obtain a design win could prevent us from

offering an entire generation of a product. This could cause us to lose revenue and require us to write off obsolete inventory, and could weaken our position in future competitive selection processes. After securing a design win, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. Our customers generally take a considerable amount of time to evaluate our products. The typical time from early engagement by our sales force to actual product introduction runs from nine to twelve months for the consumer market, to as much as 18 to 24 months for the satellite markets, and 36 months or longer for industrial, wired and wireless infrastructure markets. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales. In addition, any delay or cancellation of a customer's plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers' failure to successfully market and sell their products could reduce demand for our products and materially and adversely affect our business, financial condition and results of operations. If we were unable to generate revenue after incurring substantial expenses to develop any of our products, our business would suffer.

Our operating results are subject to substantial quarterly and annual fluctuations and may fluctuate significantly due to a number of factors that could adversely affect our business and our stock price.

Our revenue and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;

- the receipt, reduction or cancellation of significant orders by customers;

- fluctuations in the levels of component inventories held by our customers;

- the gain or loss of significant customers;

- market acceptance of our products and our customers' products;

- our ability to develop, introduce, and market new products and technologies on a timely basis;

- the timing and extent of product development costs;

- new product announcements and introductions by us or our competitors;

- incurrence of research and development and related new product expenditures;

- seasonality or cyclical fluctuations in our markets;

- government actions, by the United States, China or other countries, that impose barriers or restrictions that would impact our ability to sell or ship products to customers;

- currency fluctuations;

- fluctuations in IC manufacturing yields;

- significant warranty claims, including those not covered by our suppliers;

- changes in our product mix or customer mix;

- potential indemnification claims, including those arising as a result of our contractual arrangements or intellectual property disputes;

- intellectual property disputes;

- loss of key personnel or inability to attract, retain and motivate qualified skilled workers;

- impairment of long-lived assets, including masks and production equipment;

- the effects of competitive pricing pressures, including decreases in average selling prices of our products; and

- uncertainties arising from the impact of the COVID-19 pandemic on the market and our business operations.

These factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. We typically are required to incur substantial development costs in advance of a prospective sale with no certainty that we will ever recover these costs. A substantial amount of time may pass between a design win and the generation of revenue related to the expenses previously incurred, which can potentially cause our operating results to fluctuate significantly from period to period. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development costs. Any failure to adjust spending or our operations quickly enough to compensate for a revenue shortfall could magnify its adverse impact on our results of operations.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. Any future downturns may result in diminished product demand, production overcapacity, high inventory levels and accelerated erosion of our average selling prices. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble all of our products. None of our third-party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future. A significant downturn or upturn could have a material adverse effect on our business and operating results.

Our business is subject to various international and U.S. laws and governmental regulations, and compliance with these laws and regulations may cause us to incur significant expenses. A failure to maintain compliance with applicable laws and regulations could result in a material adverse effect on our business and operating results, and we could be subject to civil or criminal penalties.

Our business is subject to various laws and regulations in the United States and other jurisdictions where we do business, including but not limited to laws, regulations and other legal requirements related to packaging; product content; labor and employment; imports; export controls; anti-corruption; personal and data privacy; cybersecurity; human rights; conflict minerals; environment, health and safety; competition and antitrust; and intellectual property ownership and infringement. These laws and regulations are complex, change frequently and with little or no notice, occasionally are conflicting or ambiguous, and have generally become more stringent over time. We may be required to incur significant costs to comply with these laws and regulations or to remedy violations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products. Although our policies, controls, and procedures are designed to maintain ongoing compliance with applicable laws, we cannot assure you that we have been or will be at all times in compliance with such laws and regulations. If we violate or fail to comply with any of them, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. The costs of complying with these laws (including the costs of any investigations, auditing and monitoring) could adversely affect our current or future business.

As indicated elsewhere in this report, we do a substantial portion of our business in Asia and particularly in China. There has been a substantial focus by regulators in the United States and Europe on the business practices of certain major Chinese technology companies. In October 2022, we restricted shipments and exports to certain major Chinese technology companies, including a semiconductor foundry and OSAT providers. While we intend to continue to conduct our businesses in compliance with all applicable laws, including laws relating to export controls and anti-corruption, it is possible that the nature of our business and customers could result in a review of our relationships and practices by regulatory authorities. We could incur increased administrative and legal costs in order to respond to any inquiries, and any failure to comply with applicable laws could adversely affect our business and operating results. We have implemented policies and procedures, including adoption of an anti-corruption policy and procedures with respect to applicable export control laws, but there can be no assurance that our policies and procedures will prove effective.

Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies, such as the U.S. Federal Communications Commission. If we fail to adequately address any of these rules or regulations, our business could be harmed.

We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or

distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We have been and may in the future be subject to information technology failures, including security breaches, cyber-attacks, design defects or system failures, that could disrupt our operations, damage our reputation and adversely affect our business, operations, and financial results.

We rely on our information technology systems for the effective operation of our business and for the secure maintenance and storage of confidential data relating to our business and third-party businesses. In June 2020, we announced a security incident resulting from a Maze ransomware attack affecting certain but not all operational systems within our information technology infrastructure. Because we did not satisfy the attacker's monetary demands, on June 15, 2020, the attacker released online certain proprietary information obtained from our network. Since that time, our internal information technology team, supplemented by a leading cyber defense firm, took steps aimed at containing and assessing this incident, including implementing enhanced security controls aimed at protecting our information technology systems. Since that event, security breaches and incidents, computer malware and computer hacking attacks have continued to become more prevalent and sophisticated. These threats are constantly evolving, making it increasingly difficult to successfully defend against or implement adequate preventive measures. We experience cyber-attacks of varying degrees on our technology infrastructure and systems and notwithstanding our defensive measures, experienced programmers, hackers or state actors may be able to penetrate our security controls through attacks such as phishing, impersonating authorized users, ransomware, viruses, worms and other malicious software programs, exploitation of design flaws, bugs and other security weaknesses and vulnerabilities, covert introduction of malware to computers and networks, including those using techniques that change frequently or may be disguised or difficult to detect, or designed to remain dormant until a triggering event or that may continue undetected for an extended period of time. Geopolitical tensions or conflicts may create heightened risk of cyber-attacks. Our information technology infrastructure also includes products and services provided by third parties, and these providers can experience breaches of their systems and products, or provide inadequate updates or support, which can impact the security of our systems and our proprietary or confidential information.

A cybersecurity incident or other compromise of our information technology systems could result in unauthorized publication of confidential business or proprietary information belonging to us, a customer, supplier, employee or other third party, including personal data, result in violations of privacy or other laws, expose us to a risk of litigation, cause us to incur direct losses if attackers initiate wire transfers or access our bank or investment accounts, or damage our reputation. More generally, any theft, loss, misuse, or other unauthorized processing of any confidential business or proprietary information, including personal data, collected, used, stored, transferred, or otherwise processed by us or on our behalf could result in significantly increased costs, expenses, damage to our reputation, and claims, litigation, demands, and regulatory investigations or other proceedings. The cost and operational consequences of implementing further data protection measures either as a response to specific breaches or incidents or as a result of evolving risks could be significant. In addition, our inability to use or access our information systems at critical points in time could adversely affect the timely and efficient operation of our business. Any delayed sales, significant costs or lost customers resulting from these technology failures could adversely affect our business, operations and financial results. We also may face difficulties or delays in identifying and remediating and otherwise responding to any security breach or incident.

From time-to-time, we upgrade software that we use in our business, including our enterprise resource planning, or ERP, system. Our business may be disrupted if our software does not work as planned or if we experience issues relating to any implementation, or accessing our software as has happened in a previous cybersecurity attack, in which case we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or ship to, invoice and collect from our customers.

We may be subject to supply chain attacks where threat actors attempt to inject malicious code into our products thus infecting our products and the systems of our customers. Any such supply chain attack could have magnified damages to our business as a direct result of the attack as well as due to a lock of credibility or reputation with our customers. Such attempts are increasing in number and in technical sophistication, and if successful, expose us and the affected parties to risk of loss or misuse of proprietary or confidential information or disruptions of our business operations, including our manufacturing operations.

Third parties with which we conduct business, such as foundries, assembly and test contractors, and distributors, have access to certain portions of our sensitive data, and we rely on third parties to store and otherwise process data for us. We are dependent on the information security systems of these third parties and they face substantial security risks similar to those outlined above. Any security breaches or incidents or other unauthorized access by third parties to the systems of our suppliers,

service providers, or other third parties with access to our sensitive data, or the existence of computer viruses, ransomware or other malicious code in their data, software, or hardware, could result in disruptions or failures of systems used in our business and expose us to a risk of loss, misappropriation, unavailability and other unauthorized processing of information. Any of the foregoing, or the perception any of them has occurred, could have a material adverse impact on our business, operations and financial results.

Additionally, we cannot be certain that our insurance coverage will be adequate or otherwise protect us with respect to claims, expenses, fines, penalties, business loss, data loss, litigation, regulatory actions, or other impacts arising from any of the security breaches or incidents outlined above, or that such coverage will continue to be available on acceptable terms or at all. Any of these results could adversely affect our business, operations and financial results, potentially in a material manner.

We are subject to governmental laws, regulations and other legal obligations related to privacy, data protection, and cybersecurity.

The legislative, enforcement policy and regulatory framework for privacy, data protection and cybersecurity issues worldwide is rapidly evolving and complex and is likely to remain uncertain for the foreseeable future. We collect and otherwise process personal data and other data as part of our business processes and activities. This data is subject to a variety of U.S. and international laws and regulations, including oversight by various regulatory or other governmental bodies. Many foreign countries and governmental bodies, including China, the European Union and other relevant jurisdictions where we conduct business, have laws and regulations concerning the collection and use of personal data, and other data obtained from their residents or by businesses operating within their jurisdictions that are currently more restrictive than those in the U.S. These laws may require that our overall information technology security environment meet certain standards and/or be certified. For example, effective May 2018, the European Union adopted the General Data Protection Regulation, or GDPR, that imposed stringent data protection requirements and provided for greater penalties for noncompliance. The United Kingdom has adopted legislation that substantially implements the GDPR and provides for a similar penalty structure. Similarly, California has adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect in 2020. The CCPA gives California residents the right to access, delete and opt out of certain sharing of their information, and imposes penalties for failure to comply. California has adopted a new law, the California Privacy Rights Act of 2020, or CPRA, that substantially expands the CCPA and is effective as of January 1, 2023. Additionally, other U.S. states continue to propose, and in certain cases adopt, privacy-focused legislation such as Colorado, Virginia, Utah, and Connecticut. In 2021, the National People's Congress passed the Data Security Law of the People's Republic of China, or the Data Security Law. The Data Security Law is the first comprehensive data security legislation in the People's Republic of China, or China, and aims to regulate a wide range of issues in relation to the collection, storage, processing, use, provision, transaction and publication of any kind of data. There is significant uncertainty in how regulators will interpret and enforce the law, but it contains provisions that allow substantial government oversight and include fines for failure to obtain required approval from China's cyber and data protection regulators for cross-border personal data-related data transfers.

The laws outlined above are only a sample of the governmental laws, regulations and other legal obligations related to privacy, data protection, and cybersecurity to which we are subject. Various aspects of these laws, including their interpretation and enforcement, remain unclear, resulting in further uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. Because the interpretation and application of many such laws and regulations, remain uncertain and continue to evolve, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our products or solutions, and we could face fines, lawsuits, regulatory investigations, and other claims and penalties, and we could be required to fundamentally change our products or our business practices, all of which could have a material adverse effect on our business. Any inability, or perceived inability, to adequately address privacy and data protection concerns, or to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, even if unfounded, could result in additional cost and liability to us, damage our reputation, inhibit sales and have a material adverse effect on our business, results of operations, and financial condition.

Our products must conform to industry standards in order to be accepted by end users in our markets.

Generally, our products comprise only a part or parts of a communications device. All components of these devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do

not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.

Products for communications applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

As of December 31, 2022, our aggregate indebtedness was $125.0 million. Such indebtedness adversely affects our operating results and cash-flows as we satisfy our underlying interest and principal payment obligations and contains financial and operational covenants that could adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders, including obtaining additional indebtedness to finance such transactions.

As of December 31, 2022, our aggregate indebtedness was $125.0 million from an initial secured term B loan facility, or the Initial Term Loan under the June 23, 2021 Credit Agreement. The June 23, 2021 Credit Agreement also provides for a revolving credit facility of up to $100.0 million, or the Revolving Facility, which remains undrawn as of December 31, 2022. The credit agreement also permits us to request incremental loans in an aggregate principal amount not to exceed the sum of an amount equal to the greater of (x) $175.0 million and (y) 100% of "Consolidated EBITDA" (as defined in such agreement), plus the amount of certain voluntary prepayments, plus an unlimited amount that is subject to pro forma compliance with certain first lien net leverage ratio, secured net leverage ratio and total net leverage ratio tests.

The Initial Term Loan under the June 23, 2021 Credit Agreement has a seven-year term expiring in June 2028 and bears interest at either an Adjusted LIBOR plus a fixed applicable margin of 2.25% or an Adjusted Base Rate plus a fixed applicable margin of 1.25%, at our option. Commencing on September 30, 2021, the Initial Term Loan under the June 23, 2021 Credit Agreement will amortize in equal quarterly installments equal to 0.25% of the original principal amount, with the balance payable on June 23, 2028. We are subject to commitment fees ranging from 0.175% to 0.25% on the undrawn portion of the Revolving Facility, and any outstanding loans under the Revolving Facility will bear interest at either an Adjusted LIBOR plus a margin of 1.00% to 1.75% or an Adjusted Base Rate plus a margin of 0% to 0.75%. Our obligations under the June 23, 2021 Credit Agreement are required to be guaranteed by certain of our domestic subsidiaries meeting materiality thresholds set forth in the credit agreement. Such obligations, including the guaranties, are secured by substantially all of our assets and those of the subsidiary guarantors.

Our material indebtedness adversely affects our operating expenses through increased interest payment obligations and adversely affects our ability to use cash generated from operations as we repay interest and principal under the term loans. In addition, the Revolving Facility provisions under the June 23, 2021 Credit Agreement include financial covenants such as an initial maximum secured net leverage ratio of 3.5 to 1, which temporarily increases to 3.75 to 1 following the consummation of certain material permitted acquisitions, and operational covenants that may adversely affect our ability to engage in certain activities, including obtaining additional financing, granting liens, undergoing certain fundamental changes, or making investments or certain restricted payments, and selling assets, and similar transactions, without obtaining the consent of the lenders, which may or may not be forthcoming. The Initial Term Loan under the June 23, 2021 Credit Agreement is only subject to operational covenants. Lastly, our borrowing costs can be affected by periodic credit ratings from independent rating agencies. Such ratings are largely based on our performance, which may be measured by credit metrics such as leverage and interest coverage ratios. Accordingly, outstanding indebtedness could adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders, including obtaining additional indebtedness to finance such transactions.

Specifically, our indebtedness has important consequences to investors in our common stock, including the following:

• we are subject to variable interest rate risk because our interest rate under the Initial Term Loan under the June 23, 2021 Credit Agreement varies based on a fixed margin of 2.25% per annum over an adjusted LIBOR rate or 1.25% per annum over an adjusted base rate and our interest rate for any outstanding principal under the revolving credit facility varies based a margin of 0% to 0.75% over adjusted base rate or a margin of 1.00% to 1.75% over an adjusted LIBOR rate, and we are also subject to commitment fees ranging from 0.175% to 0.25% on the undrawn

portion of the Revolving Facility. If interest rates were to increase substantially, it would adversely affect our operating results and could affect our ability to service our indebtedness;

- a portion of our cash flows is dedicated to the payment of interest and when applicable, principal, on our indebtedness and other obligations and will not be available for use in our business;

- our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate, including limiting our future investments or ability to enter into acquisitions and strategic partnerships; and

- our high degree of indebtedness may make us more vulnerable to changes in general economic conditions and/or a downturn in our business, thereby making it more difficult for us to satisfy our obligations.

If we fail to make required debt payments, or if we fail to comply with financial or other covenants in our debt service agreements, which include a maximum leverage ratio, we would be in default under the terms of these agreements. Subject to customary cure rights, any default would permit the holders of the indebtedness to accelerate repayment of this debt and could cause defaults under other indebtedness that we have, any of which could have a material adverse effect on the trading price of our common stock.

We may still incur substantially more debt or take other actions, which would intensify the risks discussed immediately above.

We and our subsidiaries may, subject to any limitations in the terms of our existing loan facilities or the Senior Secured Credit Facilities, incur additional debt, secure existing or future debt, recapitalize our debt or take a number of other actions that are not limited by the terms of our term loans that could have the effect of diminishing our ability to make payments under the indebtedness when due. If we incur any additional debt, the related risks that we and our subsidiaries face could intensify.

We plan to finance the cash portion of the purchase price of the merger with Silicon Motion with approximately $3.5 billion of cash on hand and new debt. In connection with entering into the Merger Agreement, we entered into a commitment letter, dated as of May 5, 2022, and amended on June 17, 2022 and October 24, 2022 with Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC, or collectively, Wells Fargo, pursuant to which, subject to the terms and conditions set forth therein, Wells Fargo has committed to provide us (i) a senior secured term B loan facility in an aggregate principal amount of up to $2.7375 billion, (ii) a senior secured term A loan facility in an aggregate principal amount of up to $512.5 million, and (iii) a senior secured revolving credit facility in an aggregate principal amount of up to $250.0 million. The funding of these secured credit facilities provided for in the commitment letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to such credit facilities in accordance with the terms sets forth in the commitment letter and (ii) the consummation of the merger in accordance with the Merger Agreement.

In addition to our pending merger with Silicon Motion, we may, from time to time, make additional business acquisitions or investments, which involve significant risks.

We have completed multiple acquisitions in the past seven years. We may also enter into alliances or make investments in other businesses to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. Any such transactions could result in:

- issuances of equity securities dilutive to our existing stockholders;

- substantial cash payments;

- the incurrence of substantial debt and assumption of unknown liabilities;

- large one-time write-offs;

- amortization expenses related to intangible assets;

- a limitation on our ability to use our net operating loss carryforwards;

- the diversion of management's time and attention from operating our business to acquisition integration challenges;

- stockholder or other litigation relating to the transaction;

- adverse tax consequences;

- costs and expenses associated with any undisclosed or potential liabilities; and

- the potential loss of, or ability to attract, key personnel, customers and suppliers of the acquired businesses.

To the extent we pay the purchase price of any acquisition or investment in cash or through borrowings under our Revolving Facility, it would reduce our cash balances and/or result in indebtedness we must service, which may have a material adverse effect on our business and financial condition. If the purchase price is paid with our stock, it would be dilutive to our stockholders. In addition, we may assume liabilities associated with a business acquisition or investment, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have a material adverse effect on our financial condition.

Integrating acquired organizations and their products and services, including the integration of completed acquisitions, may be expensive, time-consuming and a strain on our resources and our relationships with employees, customers, distributors and suppliers, and ultimately may not be successful. The benefits or synergies we may expect from the acquisition of complementary or supplementary businesses may not be realized to the extent or in the time frame we initially anticipate. Some of the risks that may affect our ability to successfully integrate acquired businesses include those associated with:

- failure to successfully further develop the acquired products or technology;

- conforming the acquired company's standards, policies, processes, procedures and controls with our operations;

- coordinating new product and process development, especially with respect to highly complex technologies;

- loss of key employees or customers of the acquired business;

- hiring additional management and other key personnel;

- in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

- increasing the scope, geographic diversity and complexity of our operations;

- consolidation of facilities, integration of the acquired businesses' accounting, human resource and other administrative functions and coordination of product, engineering and sales and marketing functions;

- the geographic distance between the businesses;

- liability for activities of the acquired businesses before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

- litigation or other claims in connection with the acquired businesses, including claims for terminated employees, customers, former stockholders or other third parties.

We may not be able to identify suitable acquisition or investment candidates, or even if we do identify suitable candidates, they may be difficult to finance, expensive to fund and there is no guarantee that we can obtain any necessary regulatory approvals or complete such transactions on terms that are favorable to us.

We have in the past been and may in the future be party to ligation related to acquisitions. Any adverse determination in litigation resulting from acquisitions could have a material adverse effect on our business and operating results.

Risks Relating to Intellectual Property

We have settled in the past intellectual property litigation, are currently facing, and may in the future face additional claims of intellectual property infringement. Any current or future litigation could be time-consuming, costly to defend or settle and result in the loss of significant rights.

The semiconductor industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. Third parties have in the past and may in the future assert against us and our customers and distributors their patent and other intellectual property rights to

technologies that are important to our business. In particular, from time to time, we receive correspondence from competitors and other third parties seeking to engage us in discussions concerning potential claims against us, and we receive correspondence from customers seeking indemnification for potential claims related to infringement claims asserted against down-stream users of our products. We investigate these requests and claims as received and could be required to enter license agreements with respect to third party intellectual property rights or indemnify third parties, either of which could have a material adverse effect on our future operating results.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution are costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, many of our customer and distributor agreements require us to indemnify and defend our customers or distributors from third-party infringement claims and pay damages and attorneys' fees in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. In order to maintain our relationships with existing customers and secure business from new customers, we have been required from time to time to provide additional assurances beyond our standard terms. If any of our current or future proceedings result in an adverse outcome, we could be required to:

- cease the manufacture, use or sale of the infringing products, processes or technology;

- pay substantial damages, indemnification expenses and attorneys' fees;

- expend significant resources to develop non-infringing products, processes or technology;

- license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

- cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

- pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology.

Any of the foregoing results could have a material adverse effect on our business, financial condition, and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the United States and in selected foreign countries where we believe filing for such protection is appropriate. Effective patent, copyright, trademark and trade secret protection may be unavailable, limited or not applied for in some countries. Some of our products and technologies are not covered by any patent or patent application. We cannot guarantee that:

- any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

- our intellectual property rights will provide competitive advantages to us;

- our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

- any of our pending or future patent applications will be issued or have the coverage originally sought;

- our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

- any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

- we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

In addition, our competitors or others may design around our protected patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant as has occurred in the past, not only will this be time-consuming, but we will also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in lower revenue and higher expenses.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing royalty payments. Also, a few of our license agreements contain most-favored nation clauses or other price restriction clauses which may affect the amount we may charge for our products, processes or technology. We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors or others in the semiconductor industry. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

When we settled a trademark dispute with Linear Technology Corporation, we agreed not to register the "MAXLINEAR" mark or any other marks containing the term "LINEAR". We may continue to use "MAXLINEAR" as a corporate identifier, including to advertise our products and services, but may not use that mark on our products. Due to our agreement not to register the "MAXLINEAR" mark, our ability to effectively prevent third parties from using the "MAXLINEAR" mark in connection with similar products or technology may be affected. If we are unable to protect our trademarks, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

We face risks related to security vulnerabilities in our products.

We regularly are subject to security vulnerabilities with respect to our products as well as intellectual property that we purchase or license from third parties for use in our products. Our products are used in application areas that create new or increased cybersecurity and privacy risks, including applications that gather and process large amounts of data, such as the cloud or Internet of Things, and critical infrastructure, payment card applications, and automotive applications. Security features in our products cannot make our products entirely secure, and security vulnerabilities identified in our products have resulted in, and are expected to continue to result in, attempts by third parties to identify and exploit additional vulnerabilities. Vulnerabilities are not always mitigated before they become known. We, our customers, and the users of our products do not always promptly learn of or have the ability to fully assess the magnitude or effects of a vulnerability, including the extent, if any, to which a vulnerability has been exploited.

Mitigation techniques designed to address security vulnerabilities, including software and firmware updates or other preventative measures, are not always available on a timely basis, or at all, and at times do not operate as intended or effectively resolve vulnerabilities for all applications. In addition, we are often required to rely on third parties, including hardware, software, and services vendors, as well as our customers and end users, to develop and/or deploy mitigation techniques, and the availability, effectiveness, and performance impact of mitigation techniques can depend solely or in part on the actions of these third parties in determining whether, when, and how to develop and deploy mitigations. We and such third parties make prioritization decisions about which vulnerabilities to address, which can delay, limit, or prevent development or deployment of a mitigation and harm our reputation. Subsequent events or new information can develop that changes our assessment of the impact of a security vulnerability, which can cause certain claims or customer satisfaction considerations, as well as result in litigation or regulatory inquiries or actions over these matters.

Security vulnerabilities and/or mitigation techniques can result in adverse performance or power effects, reboots, system instability or unavailability, loss of functionality, non-compliance with standards, data loss or corruption, unpredictable system behavior, decisions by customers, regulators and end users to limit or change the applications in which they use our products or product features, and/or the misappropriation of data by third parties. Security vulnerabilities and any limitations or adverse effects of mitigation techniques can adversely affect our results of operations, financial condition, customer relationships, prospects, and reputation in a number of ways, any of which may be material.

The use of open source software in our products, processes and technology may expose us to additional risks and harm our intellectual property.

Our products, processes and technology sometimes utilize and incorporate software that is subject to an open source license. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

While we monitor the use of all open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third party software provider has incorporated certain types of open source software into software we license from such third party for our products, processes or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Reliance on Third-Parties

We do not have our own manufacturing facilities and rely on a limited number of third parties to manufacture, assemble, and test our products. The failure to manage our relationships with our third-party contractors successfully, or impacts from volatility in global supply, natural disasters, public health crises, or other labor stoppages in the regions where such contractors operate, could adversely affect our ability to market and sell our products.

We operate an outsourced manufacturing business model that utilizes third-party foundry and assembly and test capabilities. As a result, we rely on third-party foundry wafer fabrication, including sole sourcing for many components or products. Currently, the majority of our products are manufactured by Semiconductor Manufacturing International Corporation, or SMIC, Taiwan Semiconductor Manufacturing Company, Limited, or TSMC, and United Microelectronics Corporation, or UMC, at foundries located in Taiwan, Singapore, and China. We also rely on Intel Corporation, or Intel, for certain products on a turnkey basis under a supply agreement with an initial term of five years. We also use third-party contractors for all of our assembly and test operations.

Relying on third party manufacturing, assembly and testing presents significant risks to us, including the following:

- capacity shortages during periods of high demand or from events beyond our control or inventory oversupply during periods of decreased demand. For example, we believe inventory oversupply due to changes in customer demand will add to volatility in managing the business. Inventory oversupply could also lead to inventory write-downs, including charges for any excess or obsolete inventory which could negatively impact our gross margins;

- failure by us, our customers, or their end customers to qualify a selected supplier;

- reduced control over delivery schedules and quality;

- shortages of materials;

- misappropriation of our intellectual property;

- limited warranties on wafers or products supplied to us; and

- potential increases in prices.

The ability and willingness of our third-party contractors to perform is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our net revenue could decline and our business, financial condition and results of operations would be adversely affected.

Additionally, our product shipment and manufacturing capacity may be similarly reduced or eliminated at one or more facilities due to the fact that the majority of our fabrication and assembly and test contractors are all located in the Pacific Rim region, principally in China, Taiwan, and Singapore. The risk of earthquakes in these geographies is significant due to the proximity of major earthquake fault lines, and Taiwan in particular is also subject to typhoons and other Pacific storms, and more recently, a drought impacting the water supply which chip manufacturers rely upon to fabricate chip products. Earthquakes, fire, flooding, drought, or other natural disasters in Taiwan or the Pacific Rim region, or political unrest, war, labor strikes, work stoppages or public health crises, such as the outbreak of COVID-19, in countries where our contractors' facilities are located could result in the disruption of our product shipments, foundry, assembly, or test capacity. For example, as a result of the extension of the lunar new year holidays due to the outbreak of COVID-19, certain of our product shipments from China were temporarily delayed in the first quarter of 2020. Although we continue to monitor impacts from COVID-19 globally on our business, it is currently unknown whether any resurgence of the outbreak will occur and disrupt our product shipments or impact manufacturing in the region over future periods. If such disruption were to recur over a prolonged period, it could have a material impact on our revenues and our business. Any disruption resulting from similar events on a larger scale or over a prolonged period could cause significant delays in shipments of our products until we are able to resume such shipments, or shift our manufacturing, assembly, or test from the affected contractor to another third-party vendor, if needed. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all.

We are subject to risks associated with our distributors' product inventories and product sell-through. Should any of our distributors cease or be forced to stop distributing our products, our business would suffer.

We currently sell a large portion of our products to customers through our distributors, who maintain their own inventories of our products. Sales to distributors accounted for approximately 46%, 47% and 49% of our net revenue in the years ended December 31, 2022, 2021 and 2020, respectively. Upon shipment of product to these distributors, title to the inventory transfers to the distributor and the distributor is invoiced, generally with 30 to 60 day terms. Distributor sales are also recognized upon shipment to the distributor and estimates of future pricing credits and/or stock rotation rights reduce revenue recognized to the net amount before the actual amounts are known. If our estimates of such credits and rights are materially understated it could cause subsequent adjustments that negatively impact our revenues and gross profits in a future period.

If our distributors are unable to sell an adequate amount of their inventories of our products in a given quarter to manufacturers and end users or if they decide to decrease their inventories of our products for any reason, our sales through these distributors and our revenue may decline. In addition, if some distributors decide to purchase more of our products than are required to satisfy end customer demand in any particular quarter, inventories at these distributors would grow in that quarter. These distributors could then reduce future orders until inventory levels realign with end customer demand, which could adversely affect our product revenue.

Our reserve estimates with respect to the products stocked by our distributors are based principally on reports provided to us by our distributors, typically on a weekly basis. To the extent that this resale and channel inventory data is inaccurate or not received in a timely manner, we may not be able to make reserve estimates accurately or at all.

We do not have any long-term supply contracts with our contract manufacturers or suppliers, and any disruption in our supply of products or materials could have a material adverse effect on our business, revenue and operating results.

While certain products are supplied to us by Intel on a turnkey basis under the terms of a supply agreement with an initial term of five years, currently we do not have long-term supply contracts with any other third-party vendors, including but, not limited to GF, SMIC, TSMC, and UMC. We make substantially all of our purchases on a purchase order basis, and our contract manufacturers are not required to supply us products for any specific period or in any specific quantity. Foundry capacity may not be available when we need it or at reasonable prices. Availability of foundry capacity has in the past been reduced from time to time due to strong demand. Foundries can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are, or that have long-term agreements with our foundry, may induce our foundry to reallocate capacity to them. This reallocation could impair

our ability to secure the supply of components that we need. We generally place orders for products with some of our suppliers approximately four to five months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party contractors to meet our customers' delivery requirements, which could harm our reputation and customer relationships, or we may accumulate excess inventories. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders and therefore were unable to benefit from this incremental demand. None of our third-party contractors has provided any assurance to us that adequate capacity will be available to us within the time required to meet additional demand for our products.

We rely on third parties to provide services and technology necessary for the operation of our business. Any failure of one or more of our partners, vendors, suppliers or licensors to provide these services or technology could have a material adverse effect on our business.

We rely on third-party vendors to provide critical services, including, among other things, services related to accounting, billing, human resources, information technology, network development, network monitoring, in-licensing and intellectual property that we cannot or do not create or provide ourselves. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable and high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that these damages would be sufficient to cover the actual costs we would incur as a result of any vendor's failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Additionally, we incorporate third-party technology into and with some of our products, and we may do so in future products. The operation of our products could be impaired if errors occur in the third-party technology we use. It may be more difficult for us to correct any errors in a timely manner if at all because the development and maintenance of the technology is not within our control. There can be no assurance that these third parties will continue to make their technology, or improvements to the technology, available to us, or that they will continue to support and maintain their technology. Further, due to the limited number of vendors of some types of technology, it may be difficult to obtain new licenses or replace existing technology. Any impairment of the technology or our relationship with these third parties could have a material adverse effect on our business.

Risks Relating to Our Common Stock

Our management team may use our available cash and cash equivalents in ways with which you may not agree or in ways which may not yield a return.

We use our cash and cash equivalents for general corporate purposes, including working capital and for repayment of outstanding long-term debt. We may also, in the future, use a portion of our assets to acquire other complementary businesses, products, services or technologies. Our management has considerable discretion in the application of our cash and cash equivalents, and resources, and you will not have the opportunity to assess whether these liquid assets are being used in a manner that you deem best to maximize your return. We may use our available cash and cash equivalents and resources for corporate purposes that do not increase our operating results or market value. In addition, in the future our cash and cash equivalents, and resources may be placed in investments that do not produce significant income or that may lose value.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. These provisions provide for the following:

- authorize our Board of Directors to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our Board of Directors, our Chairman of the Board of Directors, or our President;

- establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors;

- establish that our Board of Directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

- provide that our directors may be removed only for cause;

- provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum;

- specify that no stockholder is permitted to cumulate votes at any election of directors; and

- require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally restricts a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our share price may be volatile as a result of various factors.

The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, in the year ended December 31, 2022, the trading price of our common stock ranged from a low of $29.27 to a high of $77.57. These factors include those discussed in this "Risk Factors" section of the Annual Report on Form 10-K and others such as:

- any developments related to our pending merger with Silicon Motion;

- actual or anticipated fluctuations in our financial condition and operating results;

- overall conditions in the semiconductor market;

- addition or loss of significant customers;

- changes in laws or regulations applicable to our products, including export controls;

- geopolitical changes impacting our business, including with respect to China and Taiwan;

- actual or anticipated changes in our growth rate relative to our competitors;

- announcements of technological innovations by us or our competitors;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

- departures of, and inability to attract, qualified key personnel;

- competition from existing products or new products that may emerge;

- issuance of new or updated research or reports by securities analysts;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain intellectual property protection for our technologies;

- acquisitions may not be accretive and may cause dilution to our earnings per share;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us or our stockholders; and

- general economic and market conditions, including the impacts from sanctions against Russia and the military conflict in Ukraine, increased inflationary pressures, interest rate changes, and the global COVID-19 pandemic.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may continue to be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

We have adopted a stock repurchase program to repurchase shares of our common stock; however, any future decisions to reduce or discontinue purchasing our common stock pursuant to our stock repurchase programs could cause the market price for our common stock to decline.

Our share repurchase program has been temporarily suspended since July 2022 due to our pending merger with Silicon Motion. Although our board of directors has authorized a stock repurchase program, any determination to resume our stock repurchase program and execute our stock repurchase program will be subject to, among other things, our financial position and results of operations, available cash and cash flow, capital requirements, and other factors, as well as our board of director's continuing determination that the repurchase program are in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the repurchase program. Our stock repurchase program does not obligate us to acquire any common stock. If we fail to meet any expectations related to stock repurchases, the market price of our common stock could decline, and could have a material adverse impact on investor confidence. Additionally, price volatility of our common stock over a given period may cause the average price at which we repurchase our common stock to exceed the stock's market price at a given point in time.

We may further increase or decrease the amount of repurchases of our common stock in the future. Any reduction or discontinuance by us of repurchases of our common stock pursuant to our current stock repurchase program could cause the market price of our common stock to decline. Moreover, in the event repurchases of our common stock are reduced or discontinued, our failure or inability to resume repurchasing common stock at historical levels could result in a lower market valuation of our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2022, we had approximately 78.7 million shares of common stock outstanding.

All shares of our common stock are freely tradable without restrictions or further registration under the Securities Act unless held by our "affiliates," as that term is defined under Rule 144 of the Securities Act.

Our Executive Incentive Bonus Plan permits the settlement of awards under the plan in the form of shares of our common stock. We have issued shares of our common stock to settle such bonus awards for our employees, including executives, for the 2014 to 2021 performance periods, and we intend to continue this practice in the foreseeable future. We issued 0.5 million shares of our common stock for the 2021 performance period in February 2022. If we issue additional shares of our common stock to settle bonus awards in the future, such shares may be freely sold in the public market immediately following the issuance of such shares, subject to the applicable conditions of Rule 144 and our insider trading policy, and the issuance of such shares may have a material adverse effect on our share price once they are issued.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

General Risk Factors

If we suffer losses to our facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our facilities and distribution system, and those of our third-party contractors, are subject to risk of catastrophic loss due to fire, flood, drought or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. The risk of an earthquake in the Pacific Rim region or Southern California is significant due to the proximity of major earthquake fault lines, and Taiwan in particular is also subject to typhoons and other Pacific storms, and more recently, a drought impacting the water supply which chip manufacturers rely upon to fabricate chip products. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. The majority of the factories we use for foundry, assembly and test, and warehousing services, are located in Asia, principally in China, Taiwan, and Singapore. Our corporate headquarters is located in Southern California. Our operations and financial condition could be seriously harmed in the event of a major earthquake, fire, flooding, drought, or other natural disasters in Taiwan or the Pacific Rim region, or political unrest, war, labor strikes, work stoppages or public health crises, such as the outbreak of COVID-19, or other natural or man-made disaster in countries where our contractors' facilities are located. Such catastrophes could result in the disruption of our product shipments, foundry, assembly, or test capacity.

We have recorded goodwill and other intangible assets in connection with business acquisitions. Goodwill and other acquired intangible assets could become impaired and adversely affect our future operating results.

We account for business acquisitions as business combinations under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the total purchase price is allocated to net tangible assets and identifiable intangible assets of acquired businesses based on their fair values as of the date of completion of the acquisition. The excess of the purchase price over those fair values is recorded as goodwill. Our acquisitions have resulted in the creation of goodwill and recording of a large amount of intangible assets based upon the application of the acquisition method of accounting. To the extent the value of goodwill or other intangible assets become impaired, we may be required to incur material charges relating to such impairment. We conduct our annual goodwill and indefinite-lived intangible asset impairment analysis on October 31 each year, or more frequently if we believe indicators of impairment exist. Our reported financial condition and results of operations reflect the balances and results of the acquired businesses but are not restated retroactively to reflect the historical financial position or results of operations of acquired businesses for periods prior to the acquisitions. As a result, comparisons of future results against prior period results will be more difficult for investors. In addition, there can be no guarantee that acquired intangible assets, particularly in-process research and development, will generate revenues or profits that we include in our forecast that is the basis for their fair values as of the acquisition date. Any such impairment charges relating to goodwill or other intangible assets could have a material impact on our operating results in future periods, and the announcement of a material impairment could have a material adverse effect on the trading price and trading volume of our common stock. As of December 31, 2022, our balance sheet reflected goodwill of $306.7 million and other intangible assets of $109.3 million. Consequently, we could recognize material impairment charges in the future.

Unanticipated changes in our tax rates or unanticipated tax obligations could affect our future results.

We are subject to income taxes in the United States, Singapore and various other foreign jurisdictions. The amount of income taxes we pay is subject to our interpretation and application of tax laws in jurisdictions in which we file. Changes in current or future laws or regulations, the imposition of new or changed tax laws or regulations or new interpretations by taxing authorities or courts could affect our results of operations and lead to volatility with respect to tax expenses and liabilities from period to period. For example, beginning in 2022, the Tax Cuts and Jobs Act, or the Tax Act, eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Internal Revenue Code Section 174. This has increased our effective tax rate and our cash tax payable in 2022. If the requirement to capitalize Section 174 expenditures is not modified, it may also impact our effective tax rate and our cash tax liability in future years. On August 9, 2022, the CHIPS and Science Act of 2022, or the CHIPS Act, was enacted in the United States. The CHIPS Act will provide financial incentives to the semiconductor industry which are primarily directed at manufacturing activities within the United States for qualifying property placed in service after December 31, 2022. As the Company currently outsources its manufacturing, the CHIPS Act is not expected to have a material impact to the Company's consolidated tax provision for the year ending December 31, 2023. The Inflation Reduction Act of 2022, or IRA, was signed into law on August 16, 2022. The bill was meant to address the high inflation rate in the United States through various climate, energy, healthcare, and other incentives. These incentives are meant to be paid for by the tax provisions included in the IRA, such as a new 15 percent corporate minimum tax, a 1 percent new excise tax on stock buybacks, additional IRS funding to improve taxpayer compliance, and others. The IRA provisions are effective for tax years beginning after December 31, 2022. At this time, none of the IRA tax provisions are expected to have a material impact to our consolidated tax provision for the year ending December 31, 2023. The application of tax laws and related regulations is subject to legal and factual interpretation, judgment and uncertainty. We cannot determine whether any legislative proposals may be enacted into law or what, if any, changes may be made to such proposals prior to their being enacted into law. If U.S. or international tax laws change in a manner that increases our tax obligation, it could result in a material adverse impact on our results of operations and our financial position.

Our income tax provision is subject to volatility and our ability to use our deferred tax assets to offset future taxable income may be limited since we are subject to tax examinations, which may adversely impact our future effective tax rate and operating results.

Excess tax benefits associated with employee stock-based compensation are included in income tax expense. However, since the amount of such excess tax benefits and deficiencies depend on the fair market value of our common stock, our income tax provision is subject to volatility in our stock price and in the future, could unfavorably affect our future effective tax rate.

Our future effective tax rate could be unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities, and the ultimate use and depletion of these various tax credits and net operating loss carryforwards. Changes in our effective tax rate could have a material adverse impact on our results of operations. We record a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized. In making such determination, we consider all available positive and negative evidence quarterly, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. To the extent we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we record a valuation allowance against the deferred tax asset. Realization of our deferred tax assets is dependent primarily upon future taxable income in the applicable jurisdiction. On a periodic basis we evaluate our deferred tax assets for realizability. Based upon our review of all positive and negative evidence, as of December 31, 2022, we continue to have a valuation allowance on state deferred tax assets, certain federal deferred tax assets, and certain foreign deferred tax assets in jurisdictions where we have cumulative losses or otherwise are not expected to utilize certain tax attributes. The impact of releasing some or all of such valuation allowance in a future period could be material in the period in which such release occurs.

Our corporate income tax liability could materially increase if tax incentives we have negotiated in Singapore cease to be effective or applicable or if we are challenged on our use of such incentives.

We operate under certain favorable tax incentives in Singapore which are effective through March 2027, and generally are dependent on our meeting certain headcount and investment thresholds. Such incentives allow certain qualifying income earned in Singapore to be taxed at reduced rates and are conditional upon our meeting certain employment and investment thresholds over time. If we fail to satisfy the conditions for receipt of these tax incentives, or to the extent U.S. or other tax authorities challenge our operation under these favorable tax incentive programs or our intercompany transfer pricing agreements, our taxable income could be taxed at higher federal or foreign statutory rates and our income tax liability and

expense could materially increase beyond our projections. Each of our Singapore tax incentives is separate and distinct from the others, and may be granted, withheld, extended, modified, truncated, complied with or terminated independently without any effect on the other incentives. Absent these tax incentives, our corporate income tax rate in Singapore would generally be the 17% statutory tax rate. We are also subject to operating and other compliance requirements to maintain our favorable tax incentives. If we fail to comply with such requirements, we could lose the tax benefits and could possibly be required to refund previously realized material tax benefits. Additionally, in the future, we may fail to qualify for renewal of our favorable tax incentives or such incentives may not be available to us, which could also cause our future taxable income to increase and be taxed at higher statutory rates. Loss of one more of our tax incentives could cause us to modify our tax strategies and our operational structure, which could cause disruption in our business and have a material adverse impact on our results of operations. Further, there can be no guarantee that such modification in our tax strategy will yield tax incentives as favorable as those we have negotiated with Singapore. Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax incentives are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would increase our expenses, reduce our profitability and adversely affect our cash flows.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and as a result, our stock price could decline.

We are subject to rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, which require us to include in our Annual Report on Form 10-K our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting.

If we fail to maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the Nasdaq Stock Market LLC, or Nasdaq, or other regulatory authorities or in stockholder litigation. Any of these factors ultimately could harm our business and could negatively impact the market price of our securities. Ineffective control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Our corporate headquarters occupy approximately 68,000 square feet in Carlsbad, California under a lease that expires in December 2023. A full range of business and engineering functions are represented at our corporate headquarters, including a laboratory for research and development and manufacturing operations. In addition to our principal office spaces in Carlsbad, we have active leased facilities in Irvine, California; San Jose, California; Boston, Massachusetts; Burnaby, Canada; Bangalore and Chennai, India; Singapore; Taipei and Hsinchu, Taiwan; Shenzhen, Shanghai, and Hong Kong, China; Seoul, South Korea; Tokyo, Japan; Paterna, Spain; Villach, Austria; Munich, Germany; and in Petah Tikva, Israel.

We believe our current facilities are adequate to meet our current needs and are being utilized by our business.

ITEM 3.   LEGAL PROCEEDINGS

Bell Semiconductor Litigation

On August 11, 2022, Bell Semiconductor LLC filed suit against MaxLinear in the Southern District of California alleging infringement of U.S. Patent Nos. 6,436,807 and 7,007,259. MaxLinear answered the complaint on January 26, 2023 and the case is presently early in the fact discovery phase. The case is tentatively scheduled for trial in February 2024.

On August 26, 2022, Bell Semiconductor LLC filed suit against MaxLinear in the Southern District of California alleging infringement of U.S. Patent Nos. 7,149,989 and 7,260,803. MaxLinear answered the complaint on January 26, 2023 and the case is presently early in the fact discovery phase. The case is tentatively scheduled for trial in February 2024.

On October 7, 2022 Bell Semiconductor LLC filed suit against MaxLinear in the Southern District of California alleging infringement of U.S. Patent No. 7,396,760. This action has been stayed pending a parallel ITC investigation involving the same patent.

Specifically, on October 13, 2023, Bell Semiconductor also filed suit against MaxLinear before the U.S. International Trade Commission alleging infringement of U.S. Patent No. 7,396,760. This was instituted by the Commission as Investigation No. 337-TA-1342 on November 23, 2022. A schedule was set by the administrative law judge and key deadlines include a close of fact discovery on May 1, 2023, a close of expert discovery June 5, 2023, and an evidentiary hearing beginning on August 7, 2023. An initial determination is expected from the judge on November 21, 2023, with a final determination from the Commission by March 21, 2024.

Other Matters

In addition, from time to time, we are subject to threats of litigation or actual litigation in the ordinary course of business, some of which may be material. We record a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently do not believe that the ultimate outcome of any of the matters described above is probable or reasonably estimable, or that these matters will have a material adverse effect on our business; however, the results of litigation and claims are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on us because of litigation and settlement costs, diversion of management resources and other factors.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II — FINANCIAL INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is traded on the Nasdaq Stock Market LLC, or the Nasdaq, under the symbol MXL.

According to our transfer agent, as of January 25, 2023, there were 52 record holders of our common stock. We believe we have approximately 42,000 beneficial holders of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Stock Performance Graph

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC or "Soliciting Material" under the Exchange Act, or subject to Regulation 14A or 14C, or to liabilities of Section 18 of the Exchange Act except to the extent we specifically request that such information be treated as soliciting material or to the extent we specifically incorporate this information by reference.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on The Nasdaq Composite Index, The NYSE Composite Index and The Philadelphia Semiconductor Index. The period shown commences on December 31, 2017 and ends on December 31, 2022, the end of our last fiscal year. The graph assumes an investment of $100 on December 31, 2017, and the reinvestment of any dividends.

The comparisons in the graph below are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.


MaxLinear, Inc. and Philadelphia Semiconductor Index
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12/31/2017
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MaxLinear, Inc.
NASDAQ Composite Index
The Philadelphia Semiconductor Index
NYSE Composite Index

Recent Sales of Unregistered Securities

None.

Recent Repurchases of Equity Securities

Period	Total Number of Shares Repurchased	Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program[1]	
Fiscal 2022						
January 1, 2022 through January 31, 2022	128,500	$	61.67	128,500	$	68,539,400
February 1, 2022 through February 28, 2022	116,864	$	60.81	116,864	$	61,433,421
March 1, 2022 through March 31, 2022	195,085	$	57.69	195,085	$	50,179,597
April 1, 2022 through April 30, 2022	40,000	$	47.97	40,000	$	48,260,767
May 1, 2022 through May 31, 2022	42,000	$	41.46	42,000	$	46,519,356
June 1, 2022 through June 30, 2022	42,000	$	36.91	42,000	$	44,968,957
July 1, 2022 through July 31, 2022	—	$	—	—	$	44,968,957
August 1, 2022 through August 31, 2022	—	$	—	—	$	44,968,957
September 1, 2022 through September 30, 2022	—	$	—	—	$	44,968,957
October 1, 2022 through October 31, 2022	—	$	—	—	$	44,968,957
November 1, 2022 through November 30, 2022	—	$	—	—	$	44,968,957
December 1, 2022 through December 31, 2022	—	$	—	—	$	44,968,957
Total	564,449			564,449		

[1] On February 24, 2021, the Company publicly announced that its board of directors authorized a plan to repurchase up to $100 million of the Company's common stock over a period ending February 16, 2024. The amount and timing of repurchases are subject to a variety of factors including liquidity, share price, market conditions, and legal requirements. Any purchases will be funded from available working capital and may be effected through open market purchases, block transactions, and privately negotiated transactions. The share repurchase program does not obligate the Company to make any repurchases and may be modified, suspended, or terminated by the Company at any time without prior notice. The share repurchase program has been temporarily suspended since July 2022 due to our pending merger with Silicon Motion.

ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Forward-Looking Statements

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve a number of risks, uncertainties, and assumptions that could cause our actual results to differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the sections titled "Business" and "Risk Factors" included elsewhere in this report.

Overview

We are a provider of communications systems-on-chip, or SoC, solutions used in broadband, mobile and wireline infrastructure, data center, and industrial and multi-market applications. We are a fabless integrated circuit design company whose products integrate all or substantial portions of a high-speed communication system, including radio frequency, or RF, high-performance analog, mixed-signal, digital signal processing, security engines, data compression and networking layers, and power management. In most cases, these products are designed on a single silicon-die, using standard digital complementary metal oxide semiconductor, or CMOS, processes and conventional packaging technologies. We believe this approach enables our solutions to achieve superior power, performance, and cost relative to our industry competition. Our customers include electronics distributors, module makers, original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, who incorporate our products in a wide range of electronic devices. Examples of such devices include cable Data Over Cable Service Interface Specifications, or DOCSIS, fiber and DSL broadband modems and gateways; Wi-Fi and wireline routers for home networking; radio transceivers and modems for 4G/5G base-station and backhaul infrastructure; fiber-optic modules for data center, metro, and long-haul transport networks; as well as power management and interface products used in these and many other markets.

Our highly integrated semiconductor devices and platform-level solutions are primarily manufactured using low-cost CMOS process technology. CMOS processes are ideally suited for large digital logic implementations targeting high-volume and low-cost consumer applications. Importantly, our ability to design analog and mixed-signal circuits in CMOS allows us to efficiently combine analog functionality and complex digital signal processing logic in the same integrated circuit. As a result, our solutions have exceptional levels of functional integration and performance, low manufacturing cost, and reduced power consumption. In addition, our proprietary CMOS-based radio and digital system architectures also enable shorter design cycles, significant design flexibility and low system-level cost across a wide range of broadband communications, wired and wireless infrastructure, and industrial and multi-market customer applications.

In the year ended December 31, 2022, net revenue was $1.1 billion, which was derived in part from sales of RF receivers and RF receiver SoC and connectivity solutions into broadband operator voice and data modems and gateways and connectivity adapters, global analog and digital RF receiver products, radio and modem solutions into wireless carrier access and backhaul infrastructure platforms, high-speed optical interconnect solutions sold into optical modules for data-center, metro and long-haul networks, and high-performance interface and power management solutions into a broad range of communications, industrial, automotive and multi-market applications. Our ability to achieve revenue growth in the future will depend, among other factors, on our ability to further penetrate existing markets; our ability to expand our target addressable markets by developing new and innovative products; changes in government trade policies; and our ability to obtain design wins with device manufacturers, in particular manufacturers of set-top boxes, data modems, and gateways for the broadband service provider, storage networking market, cable infrastructure market, industrial and automotive markets, and optical module and telecommunications infrastructure markets.

Products shipped to Asia accounted for 82%, 83% and 82% of net revenue during the years ended 2022, 2021 and 2020, respectively, including 43%, 40% and 42%, respectively, from products shipped to Hong Kong and 16%, 12% and 17%, respectively, from products shipped to mainland China and 13% from products shipped to Vietnam in 2021. Although a large percentage of our products is shipped to Asia, we believe that a significant number of the systems designed by these customers and incorporating our semiconductor products are then sold outside Asia. For example, revenue generated from sales of our products during the years ended December 31, 2022, 2021 and 2020 related principally to sales to Asian ODMs and contract manufacturers delivering products into European and North American markets. To date, all of our sales have been denominated in United States dollars.

A significant portion of our net revenue has historically been generated by a limited number of customers. Sales to customers comprise both direct sales to customers and indirect sales through distributors. In the year ended December 31, 2022, our top two customers accounted for 31% of our net revenue, and our ten largest customers collectively accounted for 65% of our net revenue, of which distributor customers accounted for 18% of our net revenue. In the year ended December 31, 2021, two of our customers accounted for 26% of our net revenue, and our ten largest customers collectively accounted for 69% of our net revenue, of which distributor customers comprised 27% of our net revenue. In the year ended December 31, 2020, two of our direct customers accounted for 28% of our net revenue, and our ten largest customers collectively accounted for 68% of our net revenue, of which distributor customers comprised 41% of our net revenue. For certain customers, we sell multiple products into disparate end user applications such as cable modems, satellite set-top boxes and broadband gateways.

Our business depends on winning competitive bid selection processes, known as design wins, to develop integrated circuits for use in our customers' products. These selection processes are typically lengthy, and as a result, our sales cycles will

vary based on the specific market served, whether the design win is with an existing or a new customer and whether our product being designed in our customer's device is a first generation or subsequent generation product. Our customers' products can be complex and, if our engagement results in a design win, can require significant time to define, design and result in volume production. Because the sales cycle for our products is long, we can incur significant design and development expenditures in circumstances where we do not ultimately recognize any revenue. We do not have any long-term purchase commitments with any of our customers, all of whom purchase our products on a purchase order basis. Once one of our products is incorporated into a customer's design, however, we believe that our product is likely to remain a component of the customer's product for its life cycle because of the time and expense associated with redesigning the product or substituting an alternative chip. Product life cycles in our target markets will vary by application. For example, in the cable operator modem and gateway sectors, a design-in can have a product life cycle of 24 to 48 months. In the industrial and wired and wireless infrastructure markets, a design-in can have a product life cycle of 24 to 60 months and beyond.

Impact of the Global Economic Downturn

Inflation, and uncertainty in customer demand and the worldwide economy has continued, and we may experience continued volatility in our sales and revenues in the near future. In particular, we believe an economic downturn and inventory oversupply due to changes in customer demand will add to volatility in managing the business. In addition, inventory oversupply could also lead to inventory write-downs, including charges for any excess or obsolete inventory which could negatively impact our gross margins. However, the magnitude of such volatility on our business and its duration is uncertain and cannot be reasonably estimated at this time.

Recent Developments

Silicon Motion Merger

On May 5, 2022, we entered into an agreement and plan of merger, or the Merger Agreement, with Silicon Motion Technology Corporation, or Silicon Motion, an exempted company with limited liability incorporated under the Law of the Cayman Islands, pursuant to which, subject to the terms and conditions thereof, we agreed to acquire Silicon Motion pursuant to a statutory merger of Shark Merger Sub, a wholly-owned subsidiary of MaxLinear, with and into Silicon Motion, with Silicon Motion surviving the merger as a wholly-owned subsidiary of MaxLinear. Silicon Motion is a provider of NAND flash controllers for solid state drives and other solid state storage devices.

Under the terms of the Merger Agreement, the transaction consideration will consist of $93.54 in cash and 0.388 shares of our stock for each Silicon Motion American Depositary Share, or ADS, and $23.385 in cash and 0.097 shares of our common stock for each Silicon Motion ordinary share not represented by an ADS. Upon closing of the transaction, our current stockholders will own approximately 86% of the combined company and former Silicon Motion securityholders will own approximately 14% of the combined company. Based on the closing price of our common shares on May 4, 2022, the implied value of the total transaction consideration for Silicon Motion is approximately $4.3 billion. We may fund up to $3.5 billion of cash consideration with cash on hand and fully committed debt financing from Wells Fargo Bank, N.A., or Wells Fargo Bank, and other lenders as described below. We will also assume Silicon Motion's vested and unvested employee stock-based compensation awards.

The merger is not subject to any financing conditions but is pending satisfaction of customary closing conditions, including regulatory approval in the People's Republic of China, or China. On June 27, 2022, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR, waiting period expired with respect to the pending merger. On July 13, 2022, the Form S-4 was declared effective by the SEC. On August 31, 2022, the Silicon Motion securityholders approved the merger at the extraordinary general meeting.

On June 17, 2022, we entered into an amended and restated commitment letter with Wells Fargo Bank and other lenders pursuant to which, subject to the terms and conditions set forth therein, the lenders have committed to provide (i) a senior secured term B loan facility in an aggregate principal amount of up to $2.7375 billion (ii) a senior secured term A loan facility in an aggregate principal amount of up to $512.5 million and (iii) a senior secured revolving credit facility in an aggregate principal amount of up to $250.0 million, which we collectively refer to as the Senior Secured Credit Facilities. The funding of the Senior Secured Credit Facilities is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to credit facilities in accordance with the terms in the amended and restated commitment letter, and (ii) the consummation of the acquisition by us of Silicon Motion in accordance with the Merger Agreement. A portion of the proceeds from the Senior Secured Credit Facilities will be used to repay existing debt in full.

Expanded U.S. Export Controls

In October 2022, the Bureau of Industry and Security, or BIS, of the U.S. Commerce Department issued an interim final rule to implement additional export controls on advanced computing integrated circuits and related products. The primary impact of these rules is that we may be required to obtain a license to do business with certain customers, semiconductor foundries and outsource assembly and testing, or OSAT, facilities in China. The BIS rule also expanded the scope of foreign-produced items subject to license requirements when intended for certain entities located in China, and also added new entities in China to the EAR's Unverified List. We are currently in the process of securing any licenses or other approvals that may be required as result of the October 2022 BIS rule.

We may experience a temporary loss of revenues or supply while we are obtaining licenses needed to do business with certain customers and other partners recently added to the Entity List, and failure to obtain any required license could result in a reduction of anticipated revenues or supply until an alternate source of supply can be obtained. We have assessed the impact of the interim final rule and addition of new entities to the Entity List and the Unverified List, and we believe they do not have a material impact on our business, financial condition and results of operations.

Acquisition of Company Y

On January 17, 2023, the Company completed its acquisition of a business, or Company Y, pursuant to a Purchase and Sale Agreement, or the Purchase Agreement. The initial closing transaction consideration consisted of $9.9 million in cash. In addition, their stockholders may receive up to an additional $2.6 million in potential contingent consideration, subject to the acquired business satisfying certain personnel objectives by June 17, 2023.

Company Y is headquartered in Bangalore, India and operates as a provider of engineering design services.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, related disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to business combinations, revenue recognition, inventory valuation, production masks, goodwill and other intangible assets valuation, and income taxes. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

We believe that the following accounting estimates we have identified as critical involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the estimates we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations. Refer to Note 1 to our consolidated financial statements included elsewhere in this report for a summary of each of the related accounting policies.

Business Combinations

Estimates in our business combination accounting that involve a significant level of estimation uncertainty include the valuation of identifiable intangible and tangible assets such as inventory, property and equipment, and intangible assets including in-process research and development, or IPR&D, and contingent consideration, which involve the use of forecasted financial information available at the acquisition date, including application of revenue growth rates and margin percentages, and use of a discount rate and various other assumptions as described in more detail in notes 1 and 3 to our consolidated financial statements. The reported amounts are sensitive to changes to certain assumptions used in the valuation. For example, if the discount rate used in our valuations increased by 1%, it would result in a decrease to the valuation of intangible assets of $3.8M for our 2020 acquisitions and $0.1M for our 2021 acquisition. The amortization and depreciation of such assets, and change in fair value of contingent consideration, impact our consolidated financial results in periods subsequent to the acquisition, and such amounts are disclosed in our consolidated financial statements. During the year ended December 31, 2022, we recorded impairment of intangible assets of $2.8 million associated with a 2021 acquisition. During the years ended December 31, 2021 and 2020, we did not record any material adjustments to the valuation of such assets, goodwill, or subsequent period adjustments to the consolidated statements of operations associated with our other business combinations.

Revenue Recognition

Estimates in our revenue recognition that involve a significant level of estimation uncertainty include the estimates of price adjustments and returns under contractual stock rotation rights based on our analysis of expected value of actual price adjustment claims by distributors and product and historical return rates. Any changes to such estimates, for example differences in actual sell-through activity versus our estimate of sell-through activity in our price adjustments, or actual vs. historical return rates, may impact our consolidated financial results in periods subsequent to recording those estimates, and such amounts are disclosed in our consolidated financial statements. Other than our estimates of sell-through activity and customer return rates, there are no assumptions inherent in our estimates in the valuation of inventory that would result in sensitivity of reported amounts to such assumptions. During the years ended December 31, 2022, 2021 and 2020 we have not recorded any material adjustments to such estimates.

Inventory Valuation

Estimates in the valuation of inventory that involve a significant level of estimation uncertainty include our estimates of excess and obsolete inventory based on forecasts of future demand for our products in inventory. Any changes to such estimates, for example differences in actual sales versus our estimates of demand, or conversely, the ultimate sell-through of fully reserved inventory for which we did not anticipate any future demand, impact our consolidated financial results in periods subsequent to recording those estimates. Other than our forecasts of future demand, there are no assumptions inherent in our estimates in the valuation of inventory that would result in sensitivity of reported amounts to such assumptions. During the years ended December 31, 2022, 2021 and 2020, we have not recorded any material net adjustments for such changes in estimates.

Impairment of Goodwill and Long-Lived Assets

Estimates in our assessment of impairment of goodwill and long-lived assets that involve a significant level of estimation uncertainty and management judgment include the comparison of our market capitalization as of the annual impairment assessment date to the carrying value of goodwill, use of forecasted financial information for our projects remaining in IPR&D, including growth rates and margin percentages, and a discount rate as of the annual IPR&D impairment assessment date, and our quarterly assessment of whether indicators of impairment exist with respect to all of our goodwill and long-lived assets. For example, a decision to abandon a project involving the technology underlying developed technology and IPR&D may result in immediate impairment of such assets in the quarter such decision is made. As of the October 31 assessment date, the valuation of IPR&D was not sensitive to changes in the underlying discount rate used in our impairment analysis; for example, if our discount rate increased by 10%, it would not result in impairment of IPR&D. Impairment of goodwill and long-lived assets impact our consolidated financial results in periods subsequent to their acquisition, and such amounts are disclosed in our consolidated financial statements. During the year ended December 31, 2022, we recorded impairment of intangible assets of $2.8 million associated with a 2021 acquisition. During the years ended December 31, 2021 and 2020, we did not record any material adjustments to the valuation of such assets.

Income Taxes

Estimates in our assessment of realizability of deferred tax assets that involve a significant level of estimation uncertainty and management judgment include projected future taxable income. For example, we continue to have a valuation allowance against state deferred tax assets, certain federal deferred tax assets, and certain foreign deferred tax assets in jurisdictions where we have cumulative losses or otherwise are not expected to utilize certain tax attributes. If projected future taxable income in the U.S., for example, were to increase from what we assumed in our estimates, in periods subsequent to recording valuation allowances, it may be more likely than not that a proportional amount of the valuation against deferred tax assets will be released, resulting in an impact to our tax provision (benefit).

Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, to provide specific guidance to eliminate diversity in practice on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts from customers in a business combination consistent with revenue contracts with customers not acquired in an acquisition. The amendments in this update provide that the acquirer should consider the terms of the acquired contracts, such as timing of payment, identify each performance obligation in the contracts, and allocate the total transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception (that is, the date the acquiree entered into the contracts) or contract modification to determine what should be recorded at the acquisition date. These amendments are effective for us beginning with fiscal year 2023. The impact of the adoption of the amendments in this update will depend on the magnitude of any customer contracts assumed in a business combination in 2023 and beyond.

Results of Operations

The following describes the line items set forth in our consolidated statements of operations. A discussion of changes in our results of operations during the year ended December 31, 2021 compared to the year ended December 31, 2020 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 2, 2022, which discussion is incorporated herein by reference and which is available free of charge on the SEC's website at www.sec.gov.

Net Revenue. Net revenue is generated from sales of radio-frequency, analog, digital, and mixed-signal integrated circuits for access and connectivity, wired and wireless infrastructure, and industrial and multi-market applications. A significant portion of our sales are to distributors, who then resell our products.

Cost of Net Revenue. Cost of net revenue includes the cost of finished silicon wafers processed by third-party foundries; costs associated with our outsourced packaging and assembly, test and shipping; costs of personnel, including salaries, benefits and stock-based compensation; equipment associated with manufacturing support, logistics and quality assurance; amortization of acquired developed technology and purchased licensed technology intangible assets; inventory fair value adjustments; amortization of certain production mask costs and computer-aided design software license costs; cost of production load boards and sockets; and an allocated portion of our occupancy costs.

Research and Development. Research and development expense includes personnel-related expenses, including stock-based compensation, new product engineering mask costs, prototype integrated circuit packaging and test costs, computer-aided design software license costs, intellectual property license costs, reference design development costs, development testing and evaluation costs, depreciation expense and allocated occupancy costs. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications. All research and development costs are expensed as incurred.

Selling, General and Administrative. Selling, general and administrative expense includes personnel-related expenses, including salaries and benefits and stock-based compensation, amortization of certain acquired intangible assets, merger, acquisition and integration costs, third-party sales commissions, field application engineering support, travel costs, professional and consulting fees, legal fees, depreciation expense and allocated occupancy costs.

Impairment Losses. Impairment losses consist of charges resulting from the impairment of intangible assets.

Restructuring Charges. Restructuring charges consist of severance, lease and leasehold impairment charges, and other charges related to restructuring plans.

Loss on Extinguishment of Debt. Loss on extinguishment of debt consists of the charge-off of remaining unamortized debt discount and issuance cost on debt we repaid early with a majority of the proceeds from a new term loan.

Interest and Other Income (Expense), Net. Interest and other income (expense), net includes interest income, interest expense and other income (expense). Interest income consists of interest earned on our cash, cash equivalents and restricted cash balances. Interest expense consists of interest accrued on debt and amortization of discounts on debt and other liabilities. Other income (expense) generally consists of income (expense) generated from non-operating transactions, including sales of investments, and unrealized holding gains (losses) from certain investments required to be marked to market value.

Income tax provision. We make certain estimates and judgments in determining income taxes for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expenses for tax and financial statement purposes and the realizability of assets in future years.

The following table sets forth our consolidated statement of income data as a percentage of net revenue for the periods indicated:

	Year Ended December 31,	
	2022	2021
Net revenue	100%	100%
Cost of net revenue	42	44
Gross profit	58	56
Operating expenses:		
Research and development	26	31
Selling, general and administrative	15	17
Impairment losses	—	—
Restructuring charges	—	—
Total operating expenses	42	48
Income from operations	16	7
Interest income	—	—
Interest expense	(1)	(1)
Loss on extinguishment of debt	—	(1)
Other income (expense), net	—	—
Total other income (expense), net	(1)	(2)
Income before income taxes	16	5
Income tax provision	4	1
Net income	11 %	5 %

Net Revenue

	Year Ended December 31,			% Change
	2022	2021	$ Change	
	(dollars in thousands)			
Broadband	$ 493,232	$ 492,482	$ 750	— %
% of net revenue	44 %	55 %		
Connectivity	303,925	149,285	154,640	104 %
% of net revenue	27 %	17 %		
Infrastructure	136,274	119,421	16,853	14 %
% of net revenue	12 %	13 %		
Industrial and multi-market	186,821	131,210	55,611	42 %
% of net revenue	17 %	15 %		
Total net revenue	$ 1,120,252	$ 892,398	$227,854	26 %

Net revenue increased $227.9 million to $1.1 billion for the year ended December 31, 2022, as compared to $892.4 million for the year ended December 31, 2021. The increase in broadband net revenue of $0.8 million was primarily from gateway revenues. The increase in connectivity revenue of $154.6 million was primarily driven by higher Wi-Fi and ethernet revenues as our supply improved and an increase in MoCA product shipments. The increase in infrastructure revenues of $16.9 million was primarily driven by an increase in high-performance analog, wireless access and wireless backhaul shipments. The increase in industrial and multi-market revenue of $55.6 million was related to increased shipments of high-performance analog and component products.

We currently expect that revenue will fluctuate in the future, from period-to-period. In the first quarter of 2023, certain of our product lines will likely experience a decrease in revenues due to macroeconomic conditions impacting customer demand for such products, which is consistent with the cyclical nature of our industry.

Cost of Net Revenue and Gross Profit

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Cost of net revenue	$ 470,483	$ 396,566	$73,917	19 %
% of net revenue	42 %	44 %		
Gross profit	649,769	495,832	153,937	31 %
% of net revenue	58 %	56 %		

Cost of net revenue increased $73.9 million to $470.5 million for the year ended December 31, 2022, as compared to $396.6 million for the year ended December 31, 2021. The increase was primarily driven by higher sales and incremental expense. Gross profit percentage improved for the year ended December 31, 2022, as compared to the year ended December 31, 2021, due primarily to revenue mix and improved absorption of amortization of intangible assets.

We currently expect that gross profit percentage will fluctuate in the future, from period-to-period, based on changes in product mix, average selling prices, and average manufacturing costs.

Research and Development

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Research and development	$ 296,442	$ 278,440	$18,002	6 %
% of net revenue	26 %	31 %		

Research and development expense increased $18.0 million to $296.4 million for the year ended December 31, 2022 from $278.4 million in the year ended December 31, 2021. The increase was primarily driven by increased headcount to support increased R&D projects this year.

We expect our research and development expenses to increase next quarter due to increased personnel costs, and increase in future years as we continue to expand our product portfolio and enhance existing products.

Selling, General and Administrative

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Selling, general and administrative	$ 168,008	$ 149,943	$ 18,065	12 %
% of net revenue	15 %	17 %		

Selling, general and administrative expense increased $18.1 million to $168.0 million for the year ended December 31, 2022, as compared to $149.9 million for the year ended December 31, 2021. The increase was primarily due to increased headcount as well as increased acquisition and integration costs of $6.8 million.

We expect selling, general and administrative expenses to increase next quarter due to increased personnel costs and increase in future years as we grow our sales and marketing organization to expand into existing and new markets.

Impairment Losses

	Year Ended December 31,		$ Change	% Change
	2022	**2021**		
	(dollars in thousands)			
Impairment losses	$ 2,811	$ —	$2,811	n/a
% of net revenue	— %	— %		

Impairment losses in the year ended December 31, 2022 related to abandonment of certain acquired licensing agreements.

Restructuring Charges

	Year Ended December 31,		$ Change	% Change
	2022	**2021**		
	(dollars in thousands)			
Restructuring charges	$ 2,265	$ 2,204	$61	3%
% of net revenue	— %	— %		

Restructuring charges increased $0.1 million to $2.3 million for the year ended December 31, 2022, compared to $2.2 million for the year ended December 31, 2021. Restructuring charges for the year ended December 31, 2022 primarily consisted of $1.8 million in employee severance-related charges and $0.5 million of lease-related charges, which is comprised of impairment of leased right-of-use assets from partial abandonment of a facility. Restructuring charges in the year ended December 31, 2021 primarily consisted of $1.3 million in employee severance-related charges and $0.6 million of lease-related charges, which primarily consisted of impairment of leased right-of-use assets and leasehold improvements.

Loss on Extinguishment of Debt

	Year Ended December 31,		$ Change	% Change
	2022	**2021**		
	(dollars in thousands)			
Loss on extinguishment of debt	$ —	$ (5,221)	$5,221	(100)%
% of net revenue	— %	(1)%		

Loss on extinguishment of debt in the year ended December 31, 2021 consisted of the charge-off of remaining unamortized debt discount and issuance costs on debt under our prior term loan which we repaid early with proceeds from a new term loan in June 2021.

Interest and Other Income (Expense)

	Year Ended December 31,		$ Change	% Change
	2022	**2021**		
	(dollars in thousands)			
Interest and other income (expense), net	$ (6,045)	$ (12,154)	$ 6,109	(50)%
% of net revenue	(1)%	(1)%		

Interest and other income (expense), net decreased by $6.1 million to a net expense of $6.0 million in the year ended December 31, 2022 from a net expense of $12.2 million for the year ended December 31, 2021. The change in interest and other income (expense), net was primarily due to the positive impact of a non-recurring gain on sale of privately held investments of $3.4 million and decreased interest expense of $3.2 million associated with a lower outstanding principal balance of debt, partially offset by unrealized losses on investments and impacts from foreign currency exchange rate fluctuations.

Income Tax Provision

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Income tax provision	$ 49,158	$ 5,901	$ 43,257	733 %
% of pre-tax income (loss)	28 %	12 %		

The income tax provision for the year ended December 31, 2022 was $49.2 million compared to an income tax provision of $5.9 million for the year ended December 31, 2021.

The difference between our effective tax rate and the 21.0% U.S. federal statutory rate for the year ended December 31, 2022 primarily related to the mix of pre-tax income among jurisdictions, permanent tax items including a tax on global intangible low-taxed income, stock based compensation, excess tax benefits related to stock-based compensation, release of uncertain tax positions under ASC 740-10, and release of the valuation allowance on certain federal research and development credits. The permanent tax item related to global intangible low-taxed income, or GILTI, also reflects recent legislative changes requiring the capitalization of research and experimentation costs, as well as limitations on the creditability of certain foreign income taxes.

The difference between our effective tax rate and the 21.0% U.S. federal statutory rate for the year ended December 31, 2021 resulted primarily from a tax on GILTI, and non-deductible foreign stock-based compensation, offset by a benefit related to research and development tax credits, foreign earnings taxed at rates other than the federal statutory rate and the effect of a release of valuation allowance against certain Singapore deferred tax assets pertaining to usage of net operating losses.

We continue to maintain a valuation allowance to offset state and certain federal and foreign deferred tax assets, as realization of such assets does not meet the more-likely-than-not threshold required under accounting guidelines. In making such determination, we consider all available positive and negative evidence quarterly, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Based upon our review of all positive and negative evidence, we continue to have a valuation allowance on state deferred tax assets, certain federal deferred tax assets, and certain foreign deferred tax assets in jurisdictions where we have cumulative losses or otherwise are not expected to utilize certain tax attributes. We do not incur income tax expense or benefit in certain tax-free jurisdictions in which we operate.

Our subsidiary in Singapore operates under certain tax incentives in Singapore, which are effective through March 2027. Under these incentives, qualifying income derived from certain sales of our integrated circuits is taxed at a concessionary rate over the incentive period. We also receive a reduced withholding tax rate on certain intercompany royalty payments made by our Singapore subsidiary during the incentive period. We recorded a tax provision in the year ended December 31, 2022 at the incentive rate. In the year ended December 31, 2021, due to our Singapore net operating losses and a full valuation allowance in Singapore, the incentives did not have a material impact on our income tax provision. The incentives are conditional upon our meeting certain minimum employment and investment thresholds within Singapore over time, and we may be required to return certain tax benefits in the event we do not achieve compliance related to that incentive period. We currently believe that we will be able to satisfy these conditions without material risk.

On August 9, 2022, the CHIPS and Science Act of 2022, or the CHIPS Act, was enacted in the United States. The CHIPS Act will provide financial incentives to the semiconductor industry which are primarily directed at manufacturing activities within the United States for qualifying property placed in service after December 31, 2022. As we currently outsource our manufacturing, the CHIPS Act is not expected to have a material impact to our consolidated tax provision for the year ending December 31, 2023.

The Inflation Reduction Act of 2022, or IRA, was signed into law on August 16, 2022. The bill was meant to address the high inflation rate in the United States through various climate, energy, healthcare, and other incentives. These incentives are meant to be paid for by the tax provisions included in the IRA, such as a new 15 percent corporate minimum tax, a 1 percent new excise tax on stock buybacks, additional IRS funding to improve taxpayer compliance, and others. The IRA provisions are effective for tax years beginning after December 31, 2022. At this time, none of the IRA tax provisions are expected to have a material impact to our consolidated tax provision for the year ending December 31, 2023.

We will continue to monitor updates to our business along with guidance issued with respect to both Acts to determine whether any adjustments are needed to our consolidated tax provision in future periods.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $187.4 million, restricted cash of $1.0 million and net accounts receivable of $171.0 million. Additionally, as of December 31, 2022, our working capital, which we define as current assets less current liabilities, was $222.0 million.

Our primary uses of cash are to fund operating expenses and purchases of inventory, property and equipment, and from time to time, the acquisition of businesses. In May 2022, we entered into the Merger Agreement to acquire Silicon Motion. As described in Note 3 to our consolidated financial statements, the implied value of the total transaction consideration for Silicon Motion is approximately $4.3 billion. MaxLinear may fund up to $3.5 billion of cash consideration with cash on hand and fully committed debt financing from Wells Fargo Bank and other lenders. In June 2022 and October 2022, we amended and restated the commitment letter with Wells Fargo Bank and other lenders pursuant to which, subject to the terms and conditions set forth therein, the lenders have committed to provide (i) a senior secured term B loan facility in an aggregate principal amount of up to $2.7375 billion (ii) a senior secured term A loan facility in an aggregate principal amount of up to $512.5 million and (iii) a senior secured revolving credit facility in an aggregate principal amount of up to $250.0 million. Funding of the Senior Secured Credit Facilities is contingent on customary conditions, including, but not limited to the consummation of the merger and execution of definitive loan agreements. A portion of the proceeds from the Senior Secured Credit Facilities will be used to repay our existing debt in full.

We also use cash to pay down outstanding debt, repurchase our common stock under our stock repurchase plan, and from time to time, make investments. As of December 31, 2022, $125.0 million of principal was outstanding under a senior secured term B loan facility, or the Initial Term Loan under the June 23, 2021 Credit Agreement. The Company also has available a senior secured revolving credit facility, or the Revolving Facility, in an aggregate principal amount of up to $100.0 million which remained undrawn as of December 31, 2022. The proceeds of the Revolving Facility may be used to finance the working capital needs and other general corporate purposes of the Company and its subsidiaries.

Commencing on September 30, 2021, the Initial Term Loan under the June 23, 2021 Credit Agreement has amortized in equal quarterly installments equal to 0.25% of the original principal amount of the Initial Term Loan under the June 23, 2021 Credit Agreement, with the balance payable on June 23, 2028. We could be subject to substantial variable interest rate risk because our interest rate under term loans typically vary based on a fixed margin over an indexed rate or an adjusted base rate. While we are mitigating the impact of rising interest rates with large amounts of prepayments on our outstanding debt, if interest rates were to further increase substantially, particularly with respect to our anticipated debt associated with the Silicon Motion merger, it would have a material adverse effect our operating results and could affect our ability to service the indebtedness. Please refer to the Risk Factor entitled "*In order to consummate the merger and distribute the cash consideration payable to Silicon Motion securityholders, we will incur material indebtedness of up to $3.5 billion and we may also use a portion of Silicon Motion's and our cash resources. This material increase in our indebtedness will adversely affect our operating results and cash-flows as we satisfy our underlying interest and principal payment obligations. The loan agreement is also expected to contain financial and operational covenants that would adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders, including obtaining additional indebtedness to finance such transactions*" for a discussion for a discussion of how our indebtedness could have a material adverse effect on our liquidity and capital resources.

Our future capital requirements will depend on many factors, including changes in revenue, the expansion of our engineering, sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products, our pending merger with Silicon Motion, and any other potential material investments in, or acquisitions of, complementary businesses, services or technologies. Additional funds may not be available on terms favorable to us or at all. If we are unable to raise additional funds when needed, we may not be able to sustain our operations or execute our strategic plans.

Our cash and cash equivalents are impacted by the timing of when we pay expenses as reflected in the change in our outstanding accounts payable and accrued expenses. Cash used to fund operating expenses in our consolidated statements of cash flows excludes the impact of non-cash items such as amortization and depreciation of acquired intangible assets and leased right-of-use assets and property and equipment, stock-based compensation, impairment of intangible assets, impairment of leased right-of-use assets and related leasehold improvements and unrealized holding or realized gains or losses on marketable equity securities. Cash used to fund capital purchases and acquisitions of businesses and investments are included in investing activities in our consolidated statements of cash flows. Cash proceeds from issuance of common stock and debt and cash used to pay down outstanding debt or repurchase common stock are included in financing activities in our consolidated statements of cash flows.

As of December 31, 2022, our material cash requirements include long-term debt, non-cancelable operating leases, inventory purchase obligations and other obligations, which primarily consist of contractual payments due for computer-aided design software, as follows:

	Payments due				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)				
Long term debt obligations	$ 125,000	$ —	$ —	$ —	$ 125,000
Operating lease obligations	36,178	11,445	15,461	8,695	577
Purchase obligations	132,772	132,635	137	—	—
Other obligations	29,920	20,820	9,100	—	—
Total	$ 323,870	$ 164,900	$ 24,698	$ 8,695	$ 125,577

Our planned capital expenditures as of December 31, 2022 were not material. Our consolidated balance sheet at December 31, 2022 included $6.0 million in other long-term liabilities for uncertain tax positions, some of which may result in cash payment. The future payments related to uncertain tax positions recorded as other long-term liabilities have not been presented in the table above due to the uncertainty of the amounts and timing of cash settlement with the taxing authorities.

Our primary sources of cash are cash receipts on accounts receivable from our shipment of products to distributors and direct customers. Aside from the amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period depending on the payment cycles of our major distributor customers, and relative linearity of shipments period-to-period. The June 23, 2021 Credit Agreement, under which we entered into a senior secured term B loan facility and a revolving credit facility, permits us to request incremental loans in an aggregate principal amount not to exceed the sum of an amount equal to the greater of (x) $175.0 million and (y) 100% of "Consolidated EBITDA" (as defined in such agreement), plus the amount of certain voluntary prepayments, plus an unlimited amount that is subject to pro forma compliance with certain first lien net leverage ratio, secured net leverage ratio and total net leverage ratio tests.

The following is a summary of our working capital, cash and cash equivalents, and restricted cash for the periods indicated:

	December 31, 2022	December 31, 2021
	(in thousands)	
Working capital	$ 222,038	$ 196,709
Cash and cash equivalents	$ 187,353	$ 130,572
Short-term restricted cash	982	105
Long-term restricted cash	22	1,061
Total cash, cash equivalents, and restricted cash	$ 188,357	$ 131,738

The following is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,			
	2022		2021	
	(in thousands)			
Net cash provided by operating activities	$	388,726	$	168,233
Net cash used in investing activities		(91,762)		(91,757)
Net cash used in financing activities		(240,401)		(91,903)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		56		(2,869)
Increase (decrease) in cash, cash equivalents and restricted cash	$	56,619	$	(18,296)

Cash Flows from Operating Activities

Net cash provided by operating activities was $388.7 million for the year ended December 31, 2022 and consisted of positive impact of net income of $125.0 million and non-cash items of $164.1 million, changes in operating assets and liabilities of $86.0 million, and excess tax benefits and deferred income taxes totaling $13.5 million. Non-cash items included in net income for the year ended December 31, 2022 primarily consisted of stock-based compensation of $81.7 million, depreciation and amortization of property, equipment, acquired intangible assets and leased right-of-use assets of $80.7 million, and intangible impairment loss of $2.8 million.

Net cash provided by operating activities was $168.2 million for the year ended December 31, 2021 and primarily consisted of the positive impact from net income of $42.0 million and non-cash items of $161.2 million, partially offset by changes in operating assets and liabilities of $24.3 million and deferred income taxes and excess tax benefits totaling $10.7 million. Non-cash items included in net income for the year ended December 31, 2021 primarily consisted of depreciation and amortization of property, equipment, acquired intangible assets and leased right-of-use assets of $91.8 million, stock-based compensation of $59.4 million, loss on extinguishment of debt of $5.2 million, and amortization of debt issuance costs and discounts of $3.0 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $91.8 million for the year ended December 31, 2022 and consisted of purchases of property and equipment of $41.3 million, purchases of investments of $29.3 million, purchases of intangible assets of $11.2 million and proceeds loaned under notes receivable of $10.0 million.

Net cash used in investing activities was $91.8 million for the year ended December 31, 2021 and consisted of cash used in the acquisitions of $40.0 million comprising $35.0 million in payments of purchase price from our 2020 acquisition of NanoSemi that were previously deferred under the terms of the merger agreement and $5.0 million to purchase a business, purchases of property and equipment of $39.2 million, purchases of intangible assets of $7.6 million, and purchases of investments in a private entity of $5.0 million.

Cash Flows from Financing Activities

Net cash used in financing activities was $240.4 million for the year ended December 31, 2022. Net cash used in financing activities consisted of repayments of debt of $185.0 million, common stock repurchases of $31.5 million, minimum tax withholding paid on behalf of employees for restricted stock units of $28.9 million, partially offset by cash inflows from net proceeds from the issuance of common stock upon exercise of stock options of $5.0 million.

Net cash used in financing activities was $91.9 million for the year ended December 31, 2021. Net cash used in financing activities consisted primarily of repayments of principal on outstanding debt of $409.8 million, common stock repurchases of $23.5 million, minimum tax withholding paid on behalf of employees for restricted stock units of $13.1 million, and payments of debt issuance costs of $4.2 million, partially offset by cash inflows from net proceeds from the issuance of debt of $350.0 million and from issuance of common stock upon exercise of stock options of $8.8 million.

We believe that our $187.4 million of cash and cash equivalents at December 31, 2022 will be sufficient to fund our projected operating requirements for at least the next twelve months, excluding anticipated cash expenditures for the pending merger and related integration costs which will be financed primarily through additional debt under the Senior Secured Credit Facilities. As of December 31, 2022, our indebtedness totaled $125.0 million, which consists of outstanding principal under the Initial Term Loan under the June 23, 2021 Credit Agreement. Upon consummation of our merger with Silicon Motion and execution of related merger financing agreements, we expect that a portion of the proceeds from the Senior Secured Credit Facilities associated with the merger, described in more detail above, will be used to repay our existing indebtedness in full, and our indebtedness may increase up to $3.5 billion under the Senior Secured Credit Facilities. The Revolving Facility in an aggregate principal amount of up to $100.0 million remained undrawn as of December 31, 2022. The Initial Term Loan under the June 23, 2021 Credit Agreement has a seven-year term expiring in June 2028 and bears interest, at the Company's option, at a per annum rate equal to either (i) a base rate equal to the highest of (x) the federal funds rate, plus 0.50%, (y) the prime rate then in effect and (z) an adjusted LIBOR rate determined on the basis of a one-month interest period plus 1.00%, in each case, plus an applicable margin of 1.25% or (ii) an adjusted LIBOR rate, subject to a floor of 0.50%, plus an applicable margin of 2.25%. Loans under the Revolving Facility initially bear interest, at a per annum rate equal to either (i) a base rate (as calculated above) plus an applicable margin of 0.00%, or (ii) an adjusted LIBOR rate (as calculated above) plus an applicable margin of 1.00%. Following delivery of financial statements for the Company's fiscal quarter ending June 30, 2021, the applicable margin for loans under the Revolving Facility will range from 0.00% to 0.75% in the case of base rate loans and 1.00% to 1.75% in the case of LIBOR rate loans, in each case, depending on the Company's secured net leverage ratio as of the most recently ended fiscal quarter. The Company is required to pay commitment fees ranging from 0.175% to 0.25% per annum on the daily undrawn commitments under the Revolving Facility, depending on the Company's secured net leverage ratio as of the most recently ended fiscal quarter. Commencing on September 30, 2021, the Initial Term Loan under the June 23, 2021 Credit Agreement amortizes in equal quarterly installments equal to 0.25% of the original principal amount, with the balance payable at maturity on June 23, 2028. The June 23, 2021 Credit Agreement contains customary provisions specifying alternative interest rate calculations to be employed at such time as LIBOR ceases to be available as a benchmark for establishing the interest rate on floating interest rate borrowings.

Our cash and cash equivalents in recent years have been favorably affected by our implementation of an equity-based bonus program for our employees, including executives. In connection with that bonus program, in February 2022, we issued 0.5 million freely-tradable shares of our common stock in settlement of bonus awards for the 2021 performance period. We expect to implement a similar equity-based plan for fiscal 2022, but our compensation committee retains discretion to effect payment in cash, stock, or a combination of cash and stock.

Warranties and Indemnifications

In connection with the sale of products in the ordinary course of business, we often make representations affirming, among other things, that our products do not infringe on the intellectual property rights of others, and agree to indemnify customers against third-party claims for such infringement. Further, our certificate of incorporation and bylaws require us to indemnify our officers and directors against any action that may arise out of their services in that capacity, and we have also entered into indemnification agreements with respect to all of our directors and certain controlling persons.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates.

Foreign Currency Risk

To date, our international customer and vendor agreements have been denominated mostly in United States dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions. The functional currency of certain foreign subsidiaries is the local currency. Accordingly, the effects of exchange rate fluctuations on the net assets of these foreign subsidiaries' operations are accounted for as translation gains or losses in accumulated other comprehensive income within stockholders' equity. A hypothetical change of 100 basis points in such foreign currency exchange rates during the year ended December 31, 2022 would result in a change to translation gain in accumulated other comprehensive income of approximately $0.9 million.

Interest Rate Risk

We are subject to a variable amount of interest on the principal balance of our credit agreements described above and could be adversely impacted by rising interest rates in the future. If LIBOR interest rates had increased by 10% during the periods presented, the rate increase would have resulted in an immaterial increase to interest expense. We are currently mitigating the impact of rising interest rates with prepayments of principal on our indebtedness and we believe our operating cash held primarily for working capital purpose is sufficient to cover our interest obligations.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this item are included in Part IV, Item 15 of this Report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and no evaluation of controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to filing this Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Form 10-K. Based on their evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 10-K.

Management's Annual Report on Internal Controls over Financial Reporting

Our management, including our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Grant Thornton LLP, an independent registered public accounting firm, and Grant Thornton LLP has issued a report on our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

An evaluation was performed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to determine whether any change in our internal control over financial reporting occurred during the fiscal quarter ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Exchange Act, as amended, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
MaxLinear, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of MaxLinear, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 1, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton LLP

Newport Beach, California
February 1, 2023

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 with respect to our directors and executive officers will be either (i) included in an amendment to this Annual Report on Form 10-K or (ii) incorporated by reference to our Definitive Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders, or the 2023 Proxy Statement. Such amendment in the 2023 Proxy Statement will be filed with the SEC no later than 120 days after December 31, 2022.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information will be contained under the caption "Related Person Transactions and Section 16(a) Beneficial Ownership Reporting Compliance" in either an amendment to this Annual Report on Form 10-K or the 2023 Proxy Statement and is incorporated herein by reference.

Code of Conduct

We have adopted a code of ethics and employee conduct that applies to our board of directors and all of our employees, including our chief executive officer and principal financial officer.

Our code of conduct is available at our website by visiting www.maxlinear.com and clicking through "Investors," "Corporate Governance," "Governance," "Governance Documents," and "Code of Conduct." When required by the rules of the Nasdaq Stock Market LLC, or Nasdaq, or the SEC, we will disclose any future amendment to, or waiver of, any provision of the code of conduct for our chief executive officer and principal financial officer or any member or members of our board of directors on our website within four business days following the date of such amendment or waiver.

The information required by Item 10 with respect to our audit committee is incorporated by reference from the information set forth under the caption "Corporate Governance and Board of Directors — Board Committees" in either an amendment to this Annual Report on Form 10-K or the 2023 Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the information set forth under the captions "Compensation of Non-Employee Directors" and "Executive Compensation" in either an amendment to this Annual Report on Form 10-K or our 2023 Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference from the information set forth under the captions "Executive Compensation — Equity Compensation Plan Information" and "Security Ownership" in either an amendment to this Annual Report on Form 10-K or our 2023 Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information set forth under the captions "Corporate Governance and Board of Directors — Director Independence" and "Related Person Transactions and Section 16(a) Beneficial Ownership Reporting Compliance" in either an amendment to this Annual Report on Form 10-K or our 2023 Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated by reference from the information set forth under the caption "Proposal Number 3 — Ratification of Appointment of Independent Registered Public Accounting Firm" in either an amendment to this Annual Report on Form 10-K or our 2023 Proxy Statement.

PART IV — FINANCIAL INFORMATION

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) Documents filed as part of the report

1. Financial Statements

Our consolidated financial statements are attached hereto and listed on the Index to Consolidated Financial Statements of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Schedule II. Valuation and Qualifying Accounts —Years ended December 31, 2022, 2021 and 2020

All other schedules are omitted as the required information is inapplicable, or the information is presented in the financial statements or related notes.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS (in thousands):

Classification	Balance at beginning of year	Additions (deductions) charged to expenses	Other Additions	(Deductions)	Balance at end of year
Allowance for credit losses (previously, allowance for doubtful accounts)					
2022	$ —	$ —	$ —	$ —	$ —
2021	—	—	—	—	—
2020	—	—	—	—	—
Warranty reserves					
2022	$ 774	$ 358	$ —	$ (659)	$ 473
2021	700	514	—	(440)	774
2020	553	300	—	(153)	700
Valuation allowance for deferred tax assets					
2022	$ 68,151	$ 4,169	$ —	$ (6,047)	$ 66,273
2021	71,811	(3,660)	—	—	68,151
2020	77,957	(7,385)	1,239	—	71,811

3. Exhibits

Exhibit Number	Exhibit Title
2.1	Asset Purchase Agreement, dated as of April 5, 2020, by and among MaxLinear, Inc., a Delaware corporation, Intel Corporation, a Delaware corporation, and MaxLinear Asia Singapore Private Limited, a wholly-owned subsidiary of MaxLinear (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on April 6, 2020 (File No. 001-34666)).
3.1	Registrant's Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on March 29, 2010 (incorporated by reference to Exhibit 3.5 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
3.2	Registrant's Certificate of Retirement (incorporated by reference to Exhibit 3.1 of Registrant's Form 8-A/A filed on July 30, 2017).
3.3	Registrant's Amended and Restated Bylaws, as amended to date (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 17, 2022 (File No. 001-34666)).
4.1	Specimen common stock certificate of Registrant (incorporated by reference to Exhibit 4.1 of the Registrant's Amendment No. 1 on Form 8-A filed on March 30, 2017 (File No. 001-34666)).
*4.2	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.
+10.1	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+10.2	Form of Director and Controlling Person Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+10.3	2010 Equity Incentive Plan, as amended on December 13, 2018 (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on December 19, 2018 (File No. 001-34666)).
+10.4	Form of Agreement under the 2010 Equity Incentive (incorporated by reference to Exhibit 10.7 of the Registrant's Quarterly Report on Form 10-Q filed on July 28, 2011 (File No. 001-34666)).
+10.5	2010 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.8 of the Registrant's Current Report on Form 8-K filed on August 15, 2016 (File No. 001-34666)).
+10.6	Form of Change in Control Agreement for Executive Officers (incorporated herein by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K filed on February 17, 2016).
†10.7	Intellectual Property License Agreement, dated June 18, 2009, between the Registrant and Intel Corporation, (incorporated by reference to Exhibit 10.16 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+†10.8	Employment Offer Letter, dated November 9, 2012, between the Registrant and Will Torgerson (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K filed on February 6, 2013 (File No. 001-34666)).
10.9	Lease Agreement, dated December 17, 2013, between Registrant and The Campus Carlsbad, LLC (incorporated by reference to Exhibit 10.26 of the Registrant's Annual Report on Form 10-K filed on February 7, 2014 (File No. 001-34666)).
10.10	First Amendment to Lease, dated May 6, 2015, between Registrant, on the one hand, and Brookwood CB I, LLC and Brookwood CB II, LLC, as tenants in common and successors-in-interest to The Campus Carlsbad, LLC, on the other hand (incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q filed on August 10, 2015 (File No. 333-34666)).
10.11	Lease Agreement, dated November 11, 2015, between Registrant and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.33 of the Registrant's Annual Report on Form 10-K filed on February 17, 2016).
+10.12	Employment Promotion Letter, dated February 11, 2016, between the Registrant and Connie Kwong (incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 10-Q filed on May 9, 2016).
10.13	Debt Commitment Letter by and among MaxLinear, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, and Deutsche Bank Securities Inc., dated as of March 28, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A filed on March 31, 2017 (File No. 001-34666)).

Exhibit Number	Exhibit Title
10.14	Credit Agreement, dated as of May 12, 2017, by and among MaxLinear, Inc., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by references to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 12, 2017 (File No. 001-34666)).
10.15	Security Agreement, dated as of May 12, 2017, by and among MaxLinear, Inc., the subsidiary guarantors from time to time party thereto, and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by references to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 12, 2017 (File No. 001-34666)).
+10.16	Employment Offer Letter, dated June 7, 2018, between the Registrant and Steven Litchfield (incorporated by reference to Exhibit 10.1 to the Registrants Current Report on Form 10-Q filed on August 7, 2018 (File No. 001-34666)).
+10.17	Employment Offer Letter, dated June 27, 2018, between the Registrant and Michael Bollesen (incorporated by reference to Exhibit 10.2 to the Registrants Current Report on Form 10-Q filed on August 7, 2018 (File No. 001-34666)).
+10.18	Form of Change in Control Agreement for Chief Executive Officer and Chief Financial Officer, as amended (incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on December 19, 2018 (File No. 001-34666)).
+10.19	Form of Change in Control Agreement for Executive Officers, as amended (incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on December 19, 2018 (File No. 001-34666)).
+10.20	Executive Incentive Bonus Plan, as amended on December 13, 2018 (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on December 19, 2018 (File No. 001-34666)).
+10.21	Clawback Policy, as adopted on December 13, 2018 (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on December 19, 2018 (File No. 001-34666)).
+†10.22	Form of Restricted Stock Unit Award Agreement for Performance-Based Awards under the 2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on July 25, 2019 (File No. 001-34666)).
10.23	Debt Commitment Letter by and among MaxLinear, Inc., MUFG Union Bank, and Wells Fargo Bank, N.A. dated as of April 5, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 6, 2020 (File No. 001-34666)).
10.24	Incremental Amendment No. 1, dated as of July 31, 2020, by and among MaxLinear, the guarantors party thereto, the lenders party thereto, MUFG Bank, Ltd., as administrative agent, and MUFG as collateral agent.
10.25	Incremental Amendment No. 1, dated as of July 31, 2020, by and among MaxLinear, the guarantors party thereto, the lenders party thereto, MUFG Bank, Ltd., as administrative agent, and MUFG as collateral agent (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on June 7, 2021)
10.26	Credit Agreement, dated as of June 23, 2021, by and among MaxLinear, Inc., the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 24, 2021).
10.27	Security Agreement, dated as of June 23, 2021, by and among MaxLinear, Inc., the subsidiary guarantors from time to time party thereto, and Wells Fargo Bank, National Association, as collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 24, 2021)
10.28+	Employment Offer Letter, dated April 26, 2022, between the Registrant and Michelle M. Sayer (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 10-Q filed on July 27, 2022).
10.29	Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc., Silicon Motion Technology Corporation and Shark Merger Sub (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on May 5, 2022).
10.30	Commitment Letter, dated as of May 5, 2022, by and among MaxLinear, Inc., Wells Fargo Bank, N.A., and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 5, 2022).
10.31	Amended and Restated Commitment Letter, dated as of June 17, 2022, by and among MaxLinear, Inc., Wells Fargo Bank, N.A., Wells Fargo Securities, LLC, Bank of Montreal, BMO Capital Markets Corp., Citizens Bank, N.A., Truist Bank and Trust Securities, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 21, 2022)

Exhibit Number	Exhibit Title
10.32	Second Amended and Restated Commitment Letter by and among MaxLinear, Inc., Wells Fargo Bank, N.A., Wells Fargo Securities, LLC, Bank of Montreal, BMO Capital Markets Corp., Citizens Bank, N.A., Truist Bank, and Truist Securities, Inc. dated as of October 24, 2022.
*11.1	Statement re computation of income (loss) per share (included in Part IV, Item 14 of this Form 10-K).
*21.1	Subsidiaries of the Registrant.
*23.1	Consent of Independent Registered Public Accounting Firm.
*24.1	Power of Attorney (included on the signature page of this Form 10-K).
*31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
#*32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith.

\#   In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished pursuant to this item will not be deemed "filed" for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

\+   Indicates a management contract or compensatory plan.

†   Confidential treatment has been requested and received for certain portions of these exhibits.

(b) Exhibits

The exhibits filed as part of this report are listed in Item 15(a)(3) of this Form 10-K.

(c) Schedules

The financial statement schedule required by Regulation S-X and Item 8 of this form is listed in Item 15(a)(2) of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXLINEAR, INC.

(Registrant)

By: /s/ KISHORE SEENDRIPU, Ph.D.
         Kishore Seendripu, Ph.D.
         President and Chief Executive Officer

Date: February 1, 2023   (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kishore Seendripu, Ph.D. and Steven Litchfield, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-facts and agents, or his substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ KISHORE SEENDRIPU, Ph.D. Kishore Seendripu, Ph.D.	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 1, 2023
/s/ STEVEN G. LITCHFIELD Steven G. Litchfield	Chief Financial Officer and Chief Corporate Strategy Officer (Principal Financial Officer)	February 1, 2023
/s/ CONNIE KWONG Connie Kwong	Corporate Controller (Principal Accounting Officer)	February 1, 2023
/s/ THOMAS E. PARDUN Thomas E. Pardun	Lead Director	February 1, 2023
/s/ DANIEL A. ARTUSI Daniel A. Artusi	Director	February 1, 2023
/s/ CAROLYN D. BEAVER Carolyn D. Beaver	Director	February 1, 2023
/s/ GREGORY P. DOUGHERTY Gregory P. Dougherty	Director	February 1, 2023
/s/ TSU-JAE KING LIU, Ph.D. Tsu-Jae King Liu, Ph.D.	Director	February 1, 2023
/s/ ALBERT J. MOYER Albert J. Moyer	Director	February 1, 2023
/s/ THEODORE TEWKSBURY, Ph.D. Theodore Tewksbury, Ph.D.	Director	February 1, 2023

MaxLinear, Inc.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
MaxLinear, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of MaxLinear, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 1, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets

As discussed in Note 1 to the financial statements, management records valuation allowances to reduce deferred tax assets when a judgment is made, that is considered more likely than not, that a tax benefit will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company assesses the need for a valuation allowance by evaluating both positive and negative evidence that may exist.

We identified the realizability of deferred tax assets as a critical audit matter. The principal consideration for our determination that the realizability of deferred tax assets as a critical audit matter is that the forecast of future taxable income is an accounting estimate subject to a high level of estimation. There is inherent uncertainty and subjectivity related to management's judgments and assumptions regarding the Company's international tax structure and transfer pricing agreements, determination of the taxable income by jurisdiction and the impacts of the Tax Act on future taxable income, which are complex in nature and require significant auditor judgment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. With the assistance of engagement team members possessing specialized skill in income tax matters, our audit procedures related to the realizability of deferred tax assets included the following, among others:

- Reviewing management's application of the rules under the Tax Act with a focus on Section 174, Global Intangible Low-Taxed Income and its expected impact on estimated future taxable income;

- Comparing the scheduled reversals of deferred tax liabilities to the underlying financial and tax accounting records;

- Comparing the forecast of future taxable income to the following:

  ◦ Prior year actual results by jurisdiction to evaluate the reasonableness of significant changes contemplated for the following year;

  ◦ Forecasts of future information used in other areas, to evaluate completeness and consistency

- Reviewing the Company's transfer pricing assumptions, including royalty rates and cost-plus markups, applied by the Company and its non-US subsidiaries; and

- Testing the design and operating effectiveness of management's internal controls over the completeness and accuracy of the forecast of future taxable income and the proper application of relevant tax law to support the realizability of deferred tax assets.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2016.

Newport Beach, California
February 1, 2023


MAXLINEAR, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value amounts)


	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 187,353	$ 130,572
Short-term restricted cash	982	105
Short-term investments	18,529	—
Accounts receivable, net	170,971	119,724
Inventory	160,544	131,703
Prepaid expenses and other current assets	24,745	22,000
Total current assets	563,124	404,104
Long-term restricted cash	22	1,061
Property and equipment, net	79,018	60,924
Leased right-of-use assets	28,515	27,269
Intangible assets, net	109,316	152,540
Goodwill	306,739	306,668
Deferred tax assets	66,491	89,168
Other long-term assets	26,800	8,650
Total assets	$ 1,180,025	$ 1,050,384
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 68,576	$ 52,976
Accrued price protection liability	113,274	40,509
Accrued expenses and other current liabilities	100,155	57,268
Accrued compensation	59,081	56,642
Total current liabilities	341,086	207,395
Long-term lease liabilities	23,353	24,640
Long-term debt	121,757	306,153
Other long-term liabilities	17,444	22,998
Total liabilities	503,640	561,186
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 25,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value; 550,000 shares authorized; 78,745 shares issued and outstanding at December 31, 2022 and 76,778 shares issued and outstanding December 31, 2021	8	8
Additional paid-in capital	722,778	657,485
Accumulated other comprehensive income (loss)	(1,021)	2,125
Accumulated deficit	(45,380)	(170,420)
Total stockholders' equity	676,385	489,198
Total liabilities and stockholders' equity	$ 1,180,025	$ 1,050,384


See accompanying notes.


MAXLINEAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net revenue	$ 1,120,252	$ 892,398	$ 478,596
Cost of net revenue	470,483	396,566	265,798
Gross profit	649,769	495,832	212,798
Operating expenses:			
Research and development	296,442	278,440	179,993
Selling, general and administrative	168,008	149,943	130,025
Impairment losses	2,811	—	86
Restructuring charges	2,265	2,204	3,833
Total operating expenses	469,526	430,587	313,937
Income (loss) from operations	180,243	65,245	(101,139)
Interest income	245	78	409
Interest expense	(9,768)	(12,996)	(12,952)
Loss on extinguishment of debt	—	(5,221)	—
Other income (expense), net	3,478	764	(1,170)
Total other income (expense), net	(6,045)	(17,375)	(13,713)
Income (loss) before income taxes	174,198	47,870	(114,852)
Income tax provision (benefit)	49,158	5,901	(16,259)
Net income (loss)	$ 125,040	$ 41,969	$ (98,593)
Net income (loss) per share:			
Basic	$ 1.60	$ 0.55	$ (1.35)
Diluted	$ 1.55	$ 0.53	$ (1.35)
Shares used to compute net income (loss) per share:			
Basic	78,039	76,037	73,133
Diluted	80,852	79,679	73,133

See accompanying notes.

MAXLINEAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 125,040	$ 41,969	$ (98,593)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments, net of tax benefit of $455 in 2022, expense of $93 in 2021 and expense of $216 in 2020	(5,201)	(242)	1,010
Net actuarial gain on pension and other defined benefit plans, net of tax expense of $782 in 2022, $792 in 2021 and $0 in 2020	2,055	932	1,172
Unrealized gain on interest rate swap, net of tax expense of $8 in 2020	—	—	225
Less: Reclassification adjustments of unrealized gain on interest rate swap, net of tax of $0 in 2020	—	—	(85)
Unrealized gain on interest rate swap, net of tax	—	—	140
Other comprehensive income (loss)	(3,146)	690	2,322
Total comprehensive income (loss)	$ 121,894	$ 42,659	$ (96,271)

See accompanying notes.

MAXLINEAR, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2019	71,931	$ 7	$ 529,596	$ (887)	$ (113,796)	$ 414,920
Common stock issued pursuant to equity awards, net	1,515	—	3,997	—	—	3,997
Common stock issued for merger, net	804	—	17,080	—	—	17,080
Employee stock purchase plan	286	—	3,794	—	—	3,794
Stock-based compensation	—	—	47,597	—	—	47,597
Other comprehensive income	—	—	—	2,322	—	2,322
Net loss	—	—	—	—	(98,593)	(98,593)
Balance at December 31, 2020	74,536	7	602,064	1,435	(212,389)	391,117
Common stock issued pursuant to equity awards, net	2,501	1	14,613	—	—	14,614
Repurchase of common stock	(455)	—	(23,548)	—	—	(23,548)
Employee stock purchase plan	196	—	4,998	—	—	4,998
Stock-based compensation	—	—	59,358	—	—	59,358
Other comprehensive income	—	—	—	690	—	690
Net income	—	—	—	—	41,969	41,969
Balance at December 31, 2021	76,778	8	657,485	2,125	(170,420)	489,198
Common stock issued pursuant to equity awards, net	2,391	—	10,252	—	—	10,252
Repurchase of common stock	(564)	—	(31,511)	—	—	(31,511)
Employee stock purchase plan	140	—	4,684	—	—	4,684
Stock-based compensation	—	—	81,868	—	—	81,868
Other comprehensive loss	—	—	—	(3,146)	—	(3,146)
Net income	—	—	—	—	125,040	125,040
Balance at December 31, 2022	78,745	$ 8	$ 722,778	$ (1,021)	$ (45,380)	$ 676,385

See accompanying notes.

MAXLINEAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Operating Activities			
Net income (loss)	$ 125,040	$ 41,969	$ (98,593)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Amortization and depreciation	80,731	91,792	76,513
Impairment losses	2,811	—	86
Inventory fair value adjustments	—	—	32,945
Amortization of debt issuance costs and accretion of discounts	1,975	3,000	2,201
Stock-based compensation	81,704	59,358	47,597
Deferred income taxes	23,454	(3,235)	(18,488)
Loss on disposal of property and equipment	170	533	—
Gain on sale of investments	(3,375)	—	—
Unrealized holding loss on investments	1,476	—	—
Impairment of leasehold improvements	—	226	319
Impairment of leased right-of-use assets	462	429	1,508
Loss on extinguishment of debt	—	5,221	—
(Gain) loss on foreign currency	(1,829)	634	1,289
Excess tax benefits on stock-based awards	(9,921)	(7,415)	(677)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(50,875)	(51,690)	(16,856)
Inventory	(28,841)	(33,689)	(31,837)
Prepaid expenses and other assets	1,789	24,186	(38,954)
Leased right-of-use assets	—	72	441
Accounts payable, accrued expenses and other current liabilities	65,815	12,771	57,094
Accrued compensation	42,003	33,595	32,606
Accrued price protection liability	73,574	(7,320)	34,719
Lease liabilities	(11,440)	(9,905)	(6,386)
Other long-term liabilities	(5,997)	7,701	(1,934)
Net cash provided by operating activities	388,726	168,233	73,593
Investing Activities			
Purchases of property and equipment	(41,253)	(39,176)	(12,487)
Purchases of intangible assets	(11,184)	(7,581)	(2,799)
Cash used in acquisitions, net of cash acquired	—	(40,000)	(160,000)
Proceeds loaned under notes receivable	(10,000)	—	—
Purchases of long-term investments	(29,325)	(5,000)	—
Net cash used in investing activities	(91,762)	(91,757)	(175,286)
Financing Activities			
Proceeds from the issuance of debt	—	350,000	175,000
Payment of debt issuance cost	—	(4,173)	(2,696)
Repayment of debt	(185,000)	(409,813)	(17,188)
Net proceeds from issuance of common stock	5,006	8,780	8,068
Minimum tax withholding paid on behalf of employees for restricted stock units	(28,896)	(13,149)	(3,535)
Repurchase of common stock	(31,511)	(23,548)	—
Net cash provided by (used in) financing activities	(240,401)	(91,903)	159,649
Effect of exchange rate changes on cash and cash equivalents	56	(2,869)	(1,039)
Increase (decrease) in cash, cash equivalents and restricted cash	56,619	(18,296)	56,917
Cash, cash equivalents and restricted cash at beginning of period	131,738	150,034	93,117
Cash, cash equivalents and restricted cash at end of period	$ 188,357	$ 131,738	$ 150,034
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 9,078	$ 11,034	$ 11,082
Cash paid for income taxes	$ 23,829	$ 3,839	$ 2,822
Supplemental disclosures of non-cash activities:			
Common stock issued in acquisitions, at fair value	$ —	$ —	$ 17,080
Deferred payments of purchase price for acquisitions, at fair value	$ —	$ —	$ 34,100
Issuance of shares for payment of bonuses	$ 38,826	$ 23,981	$ 3,258

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Description of Business

MaxLinear, Inc. was incorporated in Delaware in September 2003. MaxLinear, Inc., together with its directly and indirectly wholly-owned subsidiaries, collectively referred to as MaxLinear, or the Company, is a provider of communications systems-on-chip, or SoC, solutions used in broadband, mobile and wireline infrastructure, data center, and industrial and multi-market applications. MaxLinear is a fabless integrated circuit design company whose products integrate all or substantial portions of a high-speed communication system, including radio frequency, or RF, high-performance analog, mixed-signal, digital signal processing, security engines, data compression and networking layers, and power management. MaxLinear's customers include electronics distributors, module makers, original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, who incorporate the Company's products in a wide range of electronic devices, including cable Data Over Cable Service Interface Specifications, or DOCSIS, fiber and DSL broadband modems and gateways; Wi-Fi and wireline routers for home networking; radio transceivers and modems for 4G/5G base-station and backhaul infrastructure; fiber-optic modules for data center, metro, and long-haul transport networks; as well as power management and interface products used in these and many other markets.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MaxLinear, Inc. and its directly and indirectly wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. All intercompany transactions and investments have been eliminated in consolidation.

The functional currency of certain foreign subsidiaries is the local currency. Accordingly, assets and liabilities of these foreign subsidiaries are translated at the current exchange rate at the balance sheet date and historical rates for equity. Revenue and expense components are translated at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations, and to date, have not been material.

Use of Estimates and Significant Risks and Uncertainties

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes of the consolidated financial statements. Actual results could differ from those estimates.

Inflation, and uncertainty in customer demand and the worldwide economy has continued, and the Company may experience continued volatility in its sales and revenues in the near future. The Company's management believes an economic downturn and inventory oversupply due to changes in customer demand will add to volatility in managing the business. However, the magnitude of such volatility on the Company's business and its duration is uncertain and cannot be reasonably estimated at this time.

The Company also believes that its $188.4 million of cash and cash equivalents at December 31, 2022 will be sufficient to fund its projected operating requirements for at least the next twelve months, excluding its pending acquisition of Silicon Motion which it intends to fund with proceeds from additional debt (Note 3). The Company's future capital requirements will depend on many factors, including the timing of the closing of the pending transaction to acquire Silicon Motion, changes in revenue, the expansion of engineering, sales and marketing activities, the timing and extent of expansion into new territories, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of the Company's products and potential material investments in, or acquisitions of, complementary businesses, services or technologies. Additional funds may not be available on terms favorable to the Company or at all. If the Company is unable to raise additional funds when needed, it may not be able to sustain its operations or execute its strategic plans.

The Company is not aware of any specific event or circumstance that would require an update to its estimates or adjustments to the carrying value of its assets and liabilities as of February 1, 2023, the issuance date of this Annual Report on Form 10-K. Actual results could differ from those estimates.

Business Combinations

The Company applies the provisions of ASC 805, *Business Combinations*, in accounting for its acquisitions. It requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed, at the acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the acquisition date fair values of the net assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Costs to exit or restructure certain activities of an acquired company or the Company's internal operations are accounted for as termination and exit costs pursuant to ASC 420, *Exit or Disposal Cost Obligations*, and are accounted for separately from the business combination. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in the consolidated statements of operations in the period in which the liability is incurred.

For a given acquisition, the Company may identify certain pre-acquisition contingencies as of the acquisition date and may extend its review, evaluation, and adjustment of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether the Company includes these contingencies as a part of the fair value estimates of assets acquired and liabilities assumed and, if so, to determine their estimated amounts. A pre-acquisition contingency (non-income tax related) is only recognized as an asset or a liability if: (i) it is probable that an asset existed or a liability had been incurred at the acquisition date and (ii) the amount of the asset or liability can be reasonably estimated. Subsequent to the measurement period, changes in estimates of such contingencies will affect earnings and could have a material effect on the Company's results of operations and financial position.

In addition, uncertain tax positions and tax-related valuation allowances assumed, if any, in connection with a business combination are initially estimated as of the acquisition date. The Company re-evaluates these items quarterly based upon facts and circumstances that existed as of the acquisition date with any adjustments to the preliminary estimates being recorded to goodwill if identified within the measurement period. Subsequent to the end of the measurement period or final determination of the estimated value of the tax allowance or contingency, whichever comes first, changes to these uncertain tax positions and tax related valuation allowances will affect the income tax provision (benefit) in the consolidated statements of operations and could have a material impact on the results of operations and financial position.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and assesses each customer's credit worthiness. The Company monitors collections and payments from its customers and maintains an allowance for doubtful accounts, which is based upon applying an expected credit loss rate to receivables based on the historical loss rate from similar high risk customers adjusted for current conditions, including any specific customer collection issues identified, and forecasts of economic conditions. Delinquent account balances are written off after management has determined that the likelihood of collection is remote. The allowance for credit losses as of December 31, 2022 and 2021 and the activity in this account, including the current-period provision for expected credit losses for the years ended December 31, 2022, 2021, and 2020, were not material.

Inventory

The Company assesses the recoverability of its inventory based on assumptions about demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales. Inventory is stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis and net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company reduces its inventory to the lower of its cost or net realizable value on a part-by-part basis to account for obsolescence or lack of marketability. Reductions are calculated as the difference between the cost of

inventory and its net realizable value based upon assumptions about future demand, market conditions and costs. Once established, these adjustments are considered permanent and are not revised until the related inventory is sold or disposed of.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses and compensation are considered to be representative of their respective fair values because of the short-term nature of these accounts.

Property and Equipment

Property and equipment is carried at cost and depreciated over the estimated useful lives of the assets, ranging from two to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Production Masks

Production masks with alternative future uses or discernible future benefits are capitalized and amortized over their estimated useful lives of two to five years. To determine if a production mask has alternative future uses or benefits, the Company evaluates risks associated with developing new technologies and capabilities, and the related risks associated with entering new markets. Production masks that do not meet the criteria for capitalization are expensed as research and development costs.

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method. Intangible assets represent purchased intangible assets including developed technology, in-process research and development, or IPR&D, technologies acquired or licensed from other companies, customer relationships, non-compete covenants, backlog, and trademarks and tradenames. Purchased finite-lived intangible assets are capitalized and amortized over their estimated useful lives. Technologies acquired or licensed from other companies, customer relationships, non-compete covenants, backlog, and trademarks and tradenames are capitalized and amortized over the lesser of the terms of the agreement, or estimated useful life. The Company capitalizes IPR&D projects acquired as part of a business combination. On completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives.

Impairment of Goodwill and Long-Lived Assets

Goodwill is not amortized but is tested for impairment using either a qualitative assessment, and/or quantitative assessment, which is based on comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a goodwill impairment loss is recorded. The Company tests by reporting unit, goodwill and other indefinite-lived intangible assets for impairment as of October 31 each year or more frequently if it believes indicators of impairment exist.

During development, IPR&D is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company reviews indefinite-lived intangible assets for impairment using a qualitative assessment, followed by a quantitative assessment, as needed, each year as of October 31, the date of its annual goodwill impairment review, or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of indefinite-lived intangible assets is measured by comparing the carrying amount of the asset to its fair value. In certain cases, the Company utilizes the relief-from-royalty method when appropriate, and a fair value will be obtained based on analysis over the costs saved by owning the right instead of leasing it.

Once an IPR&D project is complete, it becomes a finite-lived intangible asset and is evaluated for impairment both immediately prior to its change in classification and thereafter in accordance with the Company's policy for long-lived assets.

The Company regularly reviews the carrying amount of its long-lived assets subject to depreciation and amortization, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset's fair value.

During the years 2022, 2021, and 2020, the Company recorded impairment of intangible assets of $2.8 million, $0 and $0.1 million, respectively. Refer to *Goodwill and Intangible Assets,* Note 5 for more information.

Revenue Recognition

The Company's revenue is primarily generated from sales of the Company's integrated circuits to electronics distributors, module makers, OEMs, and ODMs under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales. The Company recognizes such revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer's rights to price protection, other pricing credits, unit rebates, and rights to return unsold product. Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company's product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer's ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 days from the invoice date, which occurs on the date of transfer of control of the products to the customer. Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

A five-step approach is applied in the recognition of revenue: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Customer purchase orders plus the underlying master sales agreements are considered to be contracts with the customer for purposes of applying the five-step approach.

Pricing adjustments and estimates of returns under contractual stock rotation rights are treated as variable consideration for purposes of determining the transaction price, and are estimated at the time control transfers using the expected value method based on the Company's analysis of actual price adjustment claims by distributors and historical product return rates, and then reassessed at the end of each reporting period. The Company also considers whether any variable consideration is constrained, since such amounts for which it is probable that a significant reversal will occur when the contingency is subsequently resolved are required to be excluded from revenues. Price adjustments are finalized at the time the products are sold through to the end customer and the distributor or end customer submits a claim to reduce the sale price to a pre-approved net price. Stock rotation allowances are capped at a fixed percentage of the Company's sales to a distributor for a period of time, up to six months, as specified in the individual distributor contract. If the Company's current estimates of such credits and rights are materially inaccurate, it may result in adjustments that affect future revenues and gross profits. Returns under the Company's general assurance warranty of products for a period of one to three years have not been material and warranty-related services are not considered a separate performance obligation under the customer contracts. Most of the Company's customers resell the Company's product as part of their product and thus are tax-exempt; however, to the extent the Company collects and remits taxes on product sales from customers, it has elected to exclude from the measurement of transaction price such taxes.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized upon transfer of control of the products to the customer. Although customers may place orders for products to be delivered on multiple dates that may be in different quarterly reporting periods, all of the orders are scheduled within one year from the order date. The Company has opted to not disclose the portion of revenues allocated to partially unsatisfied performance obligations, which represent products to be shipped within 12 months under open customer purchase orders, at the end of the current reporting period. The Company has also elected to record sales commissions when incurred, as the period over which the sales commission asset that would have been recognized is less than one year.

Customer contract liabilities consist primarily of obligations to deliver rebates to customers in the form of units of products which are included in accrued expenses and other current liabilities in the consolidated balance sheets. Other obligations to customers consist of estimates of price protection rights offered to the Company's end customers, which are included in accrued price protection liability in the consolidated balance sheets, as well as price adjustments expected to be claimed by the distributor upon sell-through of the products to their customers, and amounts expected to be returned by distributors under stock rotation rights, which are included in accrued expenses and other current liabilities in the consolidated balance sheets. The Company also records a right of return asset, consisting of amounts representing the products the Company expects to receive from customers in returns, which is included in inventory in the consolidated balance sheets, and is typically

settled within six months of transfer of control to the customer, or the period over which stock rotation rights are based. Upon lapse of the time period for stock rotations, or the contractual end to price protection and rebate programs, which is approximately one to two years, and when the Company believes unclaimed amounts are no longer subject to payment and will not be paid, any remaining asset or liability is derecognized by an offsetting entry to cost of net revenue and net revenue. For additional disclosures regarding contract liabilities and other obligations to customers, see Note 12.

The Company assesses customer accounts receivable and contract assets for impairment in accordance with ASC 310-10-35.

Warranty

The Company generally provides a warranty on its products for a period of one to three years. The Company makes estimates of product return rates and expected costs to replace the products under warranty at the time revenue is recognized based on historical warranty experience and any known product warranty issues. If actual return rates and/or replacement costs differ significantly from these estimates, adjustments to recognize additional warranty expenses in cost of net revenue may be required in future periods. As of December 31, 2022 and 2021, the Company has warranty reserves of $0.5 million and $0.8 million, respectively, based on the Company's estimates.

Segment Information

The Company operates under one segment as it has developed, marketed and sold primarily only one class of similar products, radio-frequency, high-performance analog and mixed-signal communications system-on-chip solutions for the connected home, wired and wireless infrastructure markets and industrial and multi-market applications.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The Company's Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports under a single operating segment.

Stock-based Compensation

The Company measures the cost of employee services received in exchange for equity incentive awards, including restricted stock units, employee stock purchase rights and stock options based on the grant date fair value of the award. The Company calculates the fair value of restricted stock units and performance-based restricted stock units based on the fair market value of the Company's common stock on the grant date. Stock-based compensation expense is then determined based on the number of restricted stock units that are expected to vest; for performance-based restricted stock units, this is the number of units that are expected to vest during the performance period if it is probable that the Company will achieve the performance metrics specified in the underlying award agreement. The Company uses the Black-Scholes valuation model to calculate the fair value of stock options and employee stock purchase rights granted to employees. Stock-based compensation expense is recognized over the period during which the employee is required to provide services in exchange for the award, which is usually the vesting period. The Company recognizes compensation expense over the vesting period using the straight-line method and classifies these amounts in the consolidated statements of operations based on the department to which the related employee reports.

Research and Development

Costs incurred in connection with the development of the Company's technology and future products are charged to research and development expense as incurred.

Leases

The Company's leases primarily consist of facility leases which are classified as operating leases. The Company assesses whether an arrangement contains a lease at inception. The Company recognizes a lease liability to make contractual payments under all leases with terms greater than twelve months and a corresponding right-of-use asset, representing its right to use the underlying asset for the lease term. The lease liability is initially measured at the present value of the lease payments over the lease term using the collateralized incremental borrowing rate when the implicit rate is unknown. Options to extend or terminate

a lease are included in the lease term when it is reasonably certain that the Company will exercise such an option. The right-of-use asset is initially measured as the contractual lease liability plus any initial direct costs and prepaid lease payments made, less any lease incentives. Upon adoption of ASC 842 on January 1, 2019, the carrying value of lease-related restructuring liabilities for certain restructured leases existing at that date was offset against the related right-of-use assets. Lease expense is recognized on a straight-line basis over the lease term.

Upon adoption of ASC 842, the Company elected certain practical expedients and accordingly has (1) carried forward its prior assessments of (a) whether existing contracts on the January 1, 2019 adoption date contain leases, (b) classification of leases as operating or financing and (c) initial direct costs for existing leases and (2) considered hindsight in determining the lease term and assessing impairment of the right-of-use-asset. In addition, the Company used a portfolio approach for its facility leases when making judgments and estimates, such as the discount rate.

Leased right-of-use assets are subject to impairment testing as a long-lived asset at the asset-group level. The Company monitors its long-lived assets for indicators of impairment. As the Company's leased right-of-use assets primarily relate to facility leases, early abandonment of all or part of a facility as part of a restructuring plan is typically an indicator of impairment. If impairment indicators are present, the Company tests whether the carrying amount of the leased right-of-use asset is recoverable including consideration of sublease income, and if not recoverable, measures impairment loss for the right-of-use asset or asset group.

Pension and Other Defined Benefit Retirement Obligations

The costs of pension and certain other defined benefit employee retirement benefits are required to be recognized based upon actuarial valuations. The related net retirement benefit obligation is recognized as the excess of the projected benefit obligation over the fair value of the plan assets. In measuring the retirement benefit obligation, the discount rate, expected long-term rate of return on plan assets, and long-term rate of salary increase are the most significant assumptions. Retirement benefit costs primarily represent the increase in the actuarial present value of the retirement benefit obligation.

Income Taxes

The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are presented net as noncurrent. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is "more likely than not" to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company continually assesses the need for a valuation allowance on the deferred tax asset by evaluating both positive and negative evidence that may exist. Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the period that the adjustment is determined to be required.

On December 22, 2017, the Tax Cuts and Jobs Act, or the Tax Act, was enacted into U.S. tax law. In 2018, the Company made an accounting policy election to treat Global Intangible Low Taxed Income in accordance with the Tax Act as a period cost.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity (net assets) of a business entity during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss), net of tax, such as foreign currency translation gains and losses and changes in fair value of projected benefit obligations for defined benefit plans.

Litigation and Settlement Costs

Legal costs are expensed as incurred. The Company is involved in disputes, litigation and other legal actions in the ordinary course of business. The Company continually evaluates uncertainties associated with litigation and records a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the loss or range of loss can be reasonably estimated.

Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, to provide specific guidance to eliminate diversity in practice on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts from customers in a business combination consistent with revenue contracts with customers not acquired in an acquisition. The amendments in this update provide that the acquirer should consider the terms of the acquired contracts, such as timing of payment, identify each performance obligation in the contracts, and allocate the total transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception (that is, the date the acquiree entered into the contracts) or contract modification to determine what should be recorded at the acquisition date. These amendments are effective for the Company in 2023. The impact of the adoption of the amendments in this update will depend on the magnitude of any customer contracts assumed in a business combination in 2023 and beyond.

2. Net Income (Loss) Per Share

Basic earnings per share, or EPS, is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period and the weighted-average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock options and restricted stock units are considered to be common stock equivalents and are only included in the calculation of diluted EPS when their effect is dilutive. In periods in which the Company has a net loss, dilutive common stock equivalents are excluded from the calculation of diluted EPS.

The table below presents the computation of basic and diluted EPS:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands, except per share amounts)		
Numerator:			
Net income (loss)	$ 125,040	$ 41,969	$ (98,593)
Denominator:			
Weighted average common shares outstanding—basic	78,039	76,037	73,133
Dilutive common stock equivalents	2,813	3,642	—
Weighted average common shares outstanding—diluted	80,852	79,679	73,133
Net income (loss) per share:			
Basic	$ 1.60	$ 0.55	$ (1.35)
Diluted	$ 1.55	$ 0.53	$ (1.35)

For each of the years ended December 31, 2022, 2021, and 2020, the Company excluded common stock equivalents for outstanding stock-based awards, which represented potentially dilutive securities of 1.8 million for 2022, 0.07 million for 2021, and 3.2 million for 2020 from the calculation of diluted net income (loss) per share due to their anti-dilutive nature.

3. Business Combinations

Silicon Motion Merger

On May 5, 2022, MaxLinear entered into an agreement and plan of merger, or the Merger Agreement, with Silicon Motion Technology Corporation, or Silicon Motion, an exempted company with limited liability incorporated under the Law of the Cayman Islands, pursuant to which, subject to the terms and conditions thereof, MaxLinear agreed to acquire Silicon Motion pursuant to a statutory merger of Shark Merger Sub, a wholly-owned subsidiary of MaxLinear, with and into Silicon Motion, with Silicon Motion surviving the merger as a wholly-owned subsidiary of MaxLinear. Silicon Motion is a provider of NAND flash controllers for solid state drives, or SSDs, and other solid state storage devices.

Under the terms of the Merger Agreement, the transaction consideration will consist of $93.54 in cash and 0.388 shares of MaxLinear stock for each Silicon Motion American Depositary Share, or ADS, and $23.385 in cash and 0.097 shares of MaxLinear common stock for each Silicon Motion ordinary share not represented by an ADS. Upon closing of the transaction, the current MaxLinear stockholders will own approximately 86% of the combined company and former Silicon Motion securityholders will own approximately 14% of the combined company. Based on the closing price of MaxLinear shares on May 4, 2022, the implied value of the total transaction consideration for Silicon Motion is approximately $4.3 billion. MaxLinear may fund up to $3.5 billion of cash consideration with cash on hand and fully committed debt financing from Wells Fargo Bank, N.A., or Wells Fargo Bank, and other lenders as described below. MaxLinear will also assume Silicon Motion's vested and unvested employee stock-based compensation awards.

The merger is not subject to any financing conditions but is pending satisfaction of customary closing conditions, including regulatory approval in the People's Republic of China, or China. On June 27, 2022, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR, waiting period expired with respect to the pending merger. On July 13, 2022, the registration statement on Form S-4 was declared effective by the SEC. On August 31, 2022, the Silicon Motion securityholders approved the merger at the extraordinary general meeting.

On June 17, 2022, MaxLinear entered into an amended and restated commitment letter with Wells Fargo Bank and other lenders pursuant to which, subject to the terms and conditions set forth therein, the lenders have committed to provide (i) a senior secured term B loan facility in an aggregate principal amount of up to $2.7375 billion, or the Term B Loan Facility, (ii) a senior secured term A loan facility in an aggregate principal amount of up to $512.5 million, or the Term A Loan Facility, and (iii) a senior secured revolving credit facility in an aggregate principal amount of up to $250.0 million, which we collectively refer to as the Senior Secured Credit Facilities. The funding of the Senior Secured Credit Facilities is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to credit facilities in accordance with the terms in the amended and restated commitment letter, and (ii) the consummation of the acquisition by MaxLinear of Silicon Motion in accordance with the Merger Agreement. A portion of the proceeds from the Senior Secured Credit Facilities will be used to repay existing debt (Note 8) in full.

On October 24, 2022, MaxLinear entered into a second amended and restated commitment letter with Wells Fargo Bank and other lenders, which allows for additional commitments in respect of the Term A Loan Facility to be effected by way of the joinder of additional commitment parties to the second amended and restated commitment letter, and allows for an increase in the Term Loan A Loan Facility on a dollar-for-dollar basis by a corresponding decrease in the amount of the Term Loan B facility.

Acquisition of Company X

On December 8, 2021, the Company completed its acquisition of a business, or Company X, pursuant to a Purchase and Sale Agreement, or the Purchase Agreement to acquire Company X. The initial closing transaction consideration consisted of $5.0 million in cash. In addition, their stockholders may receive up to an additional $3.0 million in potential contingent consideration, subject to the acquired business satisfying certain financial and personnel objectives by March 31, 2023. The Company has integrated Company X into the Company's existing business and has completed its purchase price allocation accounting associated with this acquisition, with an immaterial decrease to net operating assets and a corresponding increase in goodwill recorded in 2022 (Note 5).

4. Restructuring Activity

From time to time, the Company approves and implements restructuring plans as a result of internal resource alignment and cost saving measures. Such restructuring plans include terminating employees, vacating certain leased facilities, and cancellation of contracts.

The following table presents the activity related to the restructuring plans, which is included in restructuring charges in the consolidated statements of operations:

| | Year Ended December 31, | | |
	2022	2021	2020
	(in thousands)		
Employee separation expenses	$ 1,795	$ 1,273	$ 1,620
Lease related charges	462	608	1,998
Other	8	323	215
	$ 2,265	$ 2,204	$ 3,833

Lease related charges for the year ended December 31, 2022 included the impairment of leased right-of-use assets of $0.5 million related to exiting a redundant facility.

Lease related charges for the year ended December 31, 2021 included the impairment of leased right-of-use assets and leasehold improvements of $0.4 million and $0.2 million, respectively.

Lease related and other charges for the year ended December 31, 2020 included the impairment of leased right-of-use assets of $1.5 million related to a reduction in expected cash inflows from subleases.

The following table presents a roll-forward of the Company's restructuring liability for the years ended December 31, 2022 and 2021. The restructuring liability is included in accrued expenses and other current liabilities and other long-term liabilities in the consolidated balance sheets.

	Employee Separation Expenses	Lease Related Charges	Other	Total
	(in thousands)			
Liability as of December 31, 2020	$ 3,274	$ 720	$ 3	$ 3,997
Restructuring charges	1,273	608	323	2,204
Cash payments	(1,833)	(329)	(25)	(2,187)
Reimbursement from Intel	(2,711)	—	—	(2,711)
Non-cash charges and adjustments	(3)	(555)	(301)	(859)
Liability as of December 31, 2021	—	444	—	444
Restructuring charges	1,795	462	8	2,265
Cash payments	(824)	(273)	—	(1,097)
Non-cash charges and adjustments	—	(530)	—	(530)
Liability as of December 31, 2022	971	103	8	1,082
Less: current portion as of December 31, 2022	(971)	(103)	(8)	(1,082)
Long-term portion as of December 31, 2022	$ —	$ —	$ —	$ —

As of December 31, 2022, the remaining lease-related charges primarily consist of common area maintenance obligations. The Company does not expect to incur additional material costs related to current restructuring plans.

5. Goodwill and Intangible Assets

Goodwill

Goodwill arises from the acquisition method of accounting for business combinations and represents the excess of the purchase price over the fair value of the net assets and other identifiable intangible assets acquired. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company's estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date).

The following table presents the changes in the carrying amount of goodwill for the periods indicated:

| | Year Ended December 31, | |
	2022	2021
	(in thousands)	
Beginning balance	$ 306,668	$ 302,828
Acquisitions (Note 3)	71	3,840
Ending balance	$ 306,739	$ 306,668

During the year ended December 31, 2022, the increase in the carrying value of goodwill related to minor adjustments to the assets and liabilities in the purchase price allocation for Company X (Note 3).

The Company performs an annual goodwill impairment assessment on October 31st each year, using a quantitative assessment comparing the fair value of each reporting unit, which the Company has determined to be the entity itself, with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recorded. As a result of the Company's impairment assessment, no goodwill impairment was recognized as of October 31, 2022.

In addition to its annual review, the Company performs a test of impairment when indicators of impairment are present. During the years ended December 31, 2022, 2021, and 2020, there were no indications of impairment of the Company's goodwill balances.

Acquired Intangibles

Finite-lived Intangible Assets

The following table sets forth the Company's finite-lived intangible assets resulting from business acquisitions and other purchases, which are amortized over their estimated useful lives:

| | Weighted Average Useful Life (in Years) | December 31, 2022 | | | December 31, 2021 | | |
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
		(in thousands)					
Licensed technology	6.9	$ 21,764	$ (580)	$ 21,184	$ 16,850	$ (2,218)	$ 14,632
Developed technology	6.9	311,261	(228,532)	82,729	308,661	(189,244)	119,417
Trademarks and trade names	6.2	14,800	(13,461)	1,339	14,800	(11,221)	3,579
Customer relationships	5.0	128,800	(124,807)	3,993	128,800	(116,847)	11,953
Backlog	5.3	500	(429)	71	1,300	(941)	359
	6.1	$ 477,125	$ (367,809)	$ 109,316	$ 470,411	$ (320,471)	$ 149,940

The following table sets forth amortization expense associated with finite-lived intangible assets, which is included in the consolidated statements of operations as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
	(in thousands)		
Cost of net revenue	$ 39,638	$ 43,078	$ 37,784
Research and development	4	4	5
Selling, general and administrative	11,955	23,625	23,529
	$ 51,597	$ 66,707	$ 61,318

Amortization of finite-lived intangible assets in cost of net revenue in the consolidated statements of operations results primarily from acquired developed technology.

The following table sets forth the activity related to finite-lived intangible assets:

	Year Ended December 31,			
	2022		2021	
	(in thousands)			
Beginning balance	$	149,940	$	200,066
Acquisitions (Note 3)		—		4,400
Additions		11,184		7,581
Transfers to developed technology from IPR&D		2,600		4,600
Amortization		(51,597)		(66,707)
Impairment losses		(2,811)		—
Ending balance	$	109,316	$	149,940

The Company regularly reviews the carrying amount of its long-lived assets subject to depreciation and amortization, as well as the related useful lives, to determine whether indicators of impairment may exist that warrant adjustments to carrying values or estimated useful lives. An impairment loss is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss is measured based on the excess of the carrying amount of the asset over the asset's fair value.

During the year ended December 31, 2022, the Company recognized impairment losses related to finite-lived intangible assets of $2.8 million, which was attributable to certain acquired licensed technology. During the year ended December 31, 2021, no impairment losses related to finite-lived intangible assets were recognized. During the year ended December 31, 2020, the Company recognized impairment losses related to finite-lived intangible assets of $0.1 million, which was attributable to certain purchased licensed technology.

The following table presents future amortization of the Company's finite-lived intangible assets at December 31, 2022:

	Amount	
	(in thousands)	
2023	$	38,941
2024		24,343
2025		14,427
2026		13,318
2027		9,725
Thereafter		8,562
Total	$	109,316

Indefinite-lived Intangible Assets

Indefinite-lived intangible assets consist entirely of acquired in-process research and development technology, or IPR&D. The following table sets forth the Company's activities related to indefinite-lived intangible assets:

	Year Ended December 31,			
	2022		2021	
	(in thousands)			
Beginning balance	$	2,600	$	7,200
Transfers to developed technology from IPR&D		(2,600)		(4,600)
Ending balance	$	—	$	2,600

The Company performs its annual assessment of indefinite-lived intangible assets on October 31st each year or more frequently if events or changes in circumstances indicate that the asset might be impaired utilizing a qualitative test as a precursor to the quantitative test comparing the fair value of the assets with their carrying amount. Based on the qualitative test, if it is more likely than not that indicators of impairment exists, the Company proceeds to perform a quantitative analysis. Based on the Company's assessment as of October 31, 2022, no indicators of impairment were identified.

In addition to its annual review, the Company performs a test of impairment when indicators of impairment are present. During the years ended December 31, 2022, 2021, and 2020, no indicators of impairment were identified and, as a result, no IPR&D impairment losses were recorded.

6. Financial Instruments

The composition of financial instruments is as follows:

		December 31, 2022		
		Net Unrealized		
	Cost	Gains	Losses	Fair Value
		(in thousands)		
Assets				
Marketable equity investments	$ 20,005	$ —	$ (1,476)	$ 18,529

	December 31, 2022	December 31, 2021
	(in thousands)	
Liabilities		
Contingent consideration (Note 3)	$ 2,941	$ 2,700

At December 31, 2022, the Company held marketable equity investments with an aggregate fair value of $18.5 million that were in an unrealized loss position for less than 12 months. The net unrealized loss of $1.5 million as of December 31, 2022 represents stock price fluctuations in the underlying securities held, and was recorded to other income (expense), net in the consolidated statement of operations.

The Company evaluates securities for other-than-temporary impairment on a quarterly basis. Impairment is evaluated considering numerous factors, and their relative significance varies depending on the situation. Factors considered include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the issuer; including changes in the financial condition of any underlying collateral of the security; any downgrades of the security by analysts or rating agencies; nonpayment of any scheduled interest, or the reduction or elimination of dividends; as well as our intent and ability to hold the security in order to allow for an anticipated recovery in fair value.

The fair value of the Company's financial instruments is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants and is recorded using a hierarchical disclosure framework based upon the level of subjectivity of the inputs used in measuring assets and liabilities. The levels are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

The Company classifies its financial instruments within Level 1 or Level 2 of the fair value hierarchy on the basis of valuations using quoted market prices or alternate pricing sources and models utilizing market observable inputs, respectively. The marketable equity investments held by the Company have been valued on the basis of quoted market prices and are therefore classified as Level 1.

The contingent consideration liability is associated with the Company's acquisition of Company X (Note 3) and is classified as a Level 3 financial instrument that is subject to the acquired business's satisfaction of certain financial and personnel objectives by March 31, 2023, under the Purchase Agreement. The fair value of the contingent consideration is based on (1) applying the Monte Carlo simulation method, with underlying forecast mathematics based on Geometric Brownian motion in a risk-neutral framework, to forecast achievement of the acquired business' financial objectives under various possible contingent consideration events and (2) a probability based methodology using management's inputs and assumptions to forecast achievement of the acquired business' personnel objectives which combined may result in up to $3.0 million in total payments to the acquired business. Key inputs in the valuation include forecasted revenue, revenue volatility, discount rate and

discount term as it relates to the financial objectives and probability of achievement, discount term and discount rate as it relates to the personnel objectives.

| | | Fair Value Measurements at December 31, 2022 | | |
	Balance at December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets				
Marketable equity securities	$ 18,529	$ 18,529	$ —	$ —
Liabilities				
Contingent consideration	$ 2,941	$ —	$ —	$ 2,941

| | | Fair Value Measurements at December 31, 2021 | | |
	Balance at December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Liabilities				
Contingent consideration	$ 2,700	$ —	$ —	$ 2,700

The following summarizes the activity in Level 3 financial instruments:

| | Year Ended December 31, | |
	2022	2021
	(in thousands)	
Contingent consideration		
Beginning balance	$ 2,700	$ 2,700
Accretion of discount[1]	241	—
Ending balance	$ 2,941	$ 2,700

_____

[1] Changes to the balance associated with the estimated fair value of contingent consideration for the year ended December 31, 2022 were primarily due to accretion of the related discount.

There were no transfers between Level 1, Level 2 or Level 3 fair value hierarchy categories of financial instruments in the years ended December 31, 2022, 2021 and 2020.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Some of the Company's financial instruments are recorded at amounts that approximate fair value due to their liquid or short-term nature or by election on investments in privately-held entities as described below. Such financial assets and financial liabilities include cash and cash equivalents, restricted cash, net receivables, investments in privately-held entities, certain other assets, accounts payable, accrued price protection liability, accrued expenses, accrued compensation costs, and other current liabilities.

The Company's long-term debt is not recorded at fair value on a recurring basis, but is measured at fair value for disclosure purposes (Note 8).

Included in other long-term assets are investments in privately held entities of $11.8 million and $5.0 million as of December 31, 2022 and December 31, 2021, respectively. The Company does not have the ability to exercise significant influence or control over such entity and has accounted for the investments as financial instruments. Given that fair values for

such investments are not readily determinable, the Company is electing to measure these investments at cost, less any impairment, and adjust the carrying value to fair value if any observable price changes for similar investments in the same entity are identified.

7. Balance Sheet Details

Cash, cash equivalents and restricted cash consist of the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Cash and cash equivalents	$ 187,353	$ 130,572
Short-term restricted cash	982	105
Long-term restricted cash	22	1,061
Total cash, cash equivalents and restricted cash	$ 188,357	$ 131,738

As of December 31, 2022 and December 31, 2021, cash and cash equivalents included money market funds of approximately $0.4 million and $20.4 million, respectively. As of December 31, 2022 and December 31, 2021, the Company had restricted cash of approximately $1.0 million and $1.2 million, respectively. The cash is restricted in connection with guarantees for certain import duties and office leases.

Inventory consists of the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Work-in-process	$ 97,840	$ 72,369
Finished goods	62,704	59,334
	$ 160,544	$ 131,703

Property and equipment, net consists of the following:

	Useful Life (in Years)	December 31, 2022	December 31, 2021
		(in thousands)	
Furniture and fixtures	5	$ 3,924	$ 3,917
Machinery and equipment	3-5	74,258	65,004
Masks and production equipment	2-5	50,970	32,099
Software	3	10,111	8,763
Leasehold improvements	1-5	34,236	30,889
Construction in progress	N/A	7,602	4,647
		181,101	145,319
Less: accumulated depreciation and amortization		(102,083)	(84,395)
		$ 79,018	$ 60,924

Depreciation expense for the years ended December 31, 2022, 2021, and 2020 was $20.3 million, $17.7 million and $11.3 million, respectively.

In March 2022, the Company entered into a note receivable with a supplier for $10.0 million, which is included in other long-term assets in the consolidated balance sheet. Repayments of $2.0 million per year are due annually by March 31, in years 2024 through 2027, provided that certain production utilization targets for the prior year are met.

Accrued price protection liability consists of the following activity:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Beginning balance	$ 40,509	$ 47,766
Charged as a reduction of revenue	180,538	81,116
Payments	(107,773)	(88,373)
Ending balance	$ 113,274	$ 40,509

Accrued expenses and other current liabilities consist of the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Accrued technology license payments	$ 7,402	$ 7,337
Accrued professional fees	4,072	3,651
Accrued engineering and production costs	2,560	2,934
Accrued restructuring	1,082	320
Accrued royalty	1,662	2,080
Short-term lease liabilities	10,489	8,888
Accrued customer credits	304	5,136
Income tax liability	8,895	7,105
Customer contract liabilities	1,072	1,044
Accrued obligations to customers for price adjustments	52,392	6,721
Accrued obligations to customers for stock rotation rights	605	2,847
Contingent consideration	2,941	—
Other	6,679	9,205
	$ 100,155	$ 57,268

The following table summarizes the change in balances of accumulated other comprehensive income (loss) by component:

	Cumulative Translation Adjustments	Pension and Other Defined Benefit Plan Obligation	Total
	(in thousands)		
Balance at December 31, 2020	$ 263	$ 1,172	$ 1,435
Other comprehensive income (loss) before reclassifications, net of tax	(242)	932	690
Balance at December 31, 2021	21	2,104	2,125
Other comprehensive income (loss) before reclassifications, net of tax	(5,201)	2,055	(3,146)
Balance at December 31, 2022	$ (5,180)	$ 4,159	$ (1,021)

8. Debt and Interest Rate Swap

Debt

The carrying amount of the Company's long-term debt consists of the following:

	December 31, 2022		December 31, 2021
	(in thousands)		
Principal balance:			
Initial term loan under June 23, 2021 credit agreement	$ 125,000	$	310,000
Total principal balance	125,000		310,000
Less:			
Unamortized debt discount	(695)		(816)
Unamortized debt issuance costs	(2,548)		(3,031)
Net carrying amount of long-term debt	121,757		306,153
Less: current portion of long-term debt	—		—
Long-term debt, non-current portion	$ 121,757	$	306,153

As of December 31, 2022 and December 31, 2021, the weighted average effective interest rate on aggregate debt was approximately 3.8% and 3.2%, respectively.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized total amortization of debt discount and debt issuance costs of $0.6 million, $1.3 million, and $1.5 million, respectively, to interest expense.

The approximate aggregate fair value of the term loans outstanding as of December 31, 2022 and December 31, 2021 was $137.4 million and $311.0 million, respectively, which was estimated on the basis of inputs that are observable in the market and which is considered a Level 2 measurement method in the fair value hierarchy (Note 6).

As of December 31, 2022, the outstanding principal balance of $125.0 million is due in full on June 23, 2028 upon maturity of the loan.

Initial Term Loan and Revolving Facility under June 23, 2021 Credit Agreement

On June 23, 2021, the Company entered into a Credit Agreement, or the June 23, 2021 Credit Agreement, by and among the Company, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent and collateral agent, that provides for a senior secured term B loan facility, or the Initial Term Loan under the June 23, 2021 Credit Agreement, in an aggregate principal amount of $350.0 million and a senior secured revolving credit facility, or the Revolving Facility, in an aggregate principal amount of up to $100.0 million. The proceeds of the Initial Term Loan under the June 23, 2021 Credit Agreement were used (i) to repay in full all outstanding indebtedness under that certain Credit Agreement dated May 12, 2017, by and among the Company, MUFG Bank Ltd., as administrative agent and MUFG Union Bank, N.A., as collateral agent and the lenders from time to time party thereto (as amended by Amendment No. 1, dated July 31, 2020) and (ii) to pay fees and expenses incurred in connection therewith. The remaining proceeds of the Initial Term Loan under the June 23, 2021 Credit Agreement are available for general corporate purposes and the proceeds of the Revolving Facility may be used to finance the working capital needs and other general corporate purposes of the Company and its subsidiaries. As of December 31, 2022, the Revolving Facility was undrawn. Under the amended and restated commitment letter with Wells Fargo Bank and other lenders entered into in connection with the pending merger with Silicon Motion (Note 3), the Company expects to repay the remaining outstanding term loans under this agreement upon closing of the merger.

The June 23, 2021 Credit Agreement permits the Company to request incremental loans in an aggregate principal amount not to exceed the sum of an amount equal to the greater of (x) $175.0 million and (y) 100% of consolidated EBITDA, plus the amount of certain voluntary prepayments, plus an unlimited amount that is subject to pro forma compliance with certain first lien net leverage ratio, secured net leverage ratio and total net leverage ratio tests. Incremental loans are subject to certain additional conditions, including obtaining additional commitments from the lenders then party to the June 23, 2021 Credit Agreement or new lenders.

Under the June 23, 2021 Credit Agreement, the Initial Term Loan bears interest, at the Company's option, at a per annum rate equal to either (i) a base rate equal to the highest of (x) the federal funds rate, plus 0.50%, (y) the prime rate then in effect and (z) an adjusted LIBOR rate determined on the basis of a one-month interest period plus 1.00%, in each case, plus an applicable margin of 1.25% or (ii) an adjusted LIBOR rate, subject to a floor of 0.50%, plus an applicable margin of 2.25%. Loans under the Revolving Facility initially bear interest, at a per annum rate equal to either (i) a base rate (as calculated above) plus an applicable margin of 0.00%, or (ii) an adjusted LIBOR rate (as calculated above) plus an applicable margin of 1.00%. Following delivery of financial statements for the Company's fiscal quarter ending June 30, 2021, the applicable margin for loans under the Revolving Facility will range from 0.00% to 0.75% in the case of base rate loans and 1.00% to 1.75% in the case of LIBOR rate loans, in each case, depending on the Company's secured net leverage ratio as of the most recently ended fiscal quarter. The Company is required to pay commitment fees ranging from 0.175% to 0.25% per annum on the daily undrawn commitments under the Revolving Facility, depending on the Company's secured net leverage ratio as of the most recently ended fiscal quarter. Commencing on September 30, 2021, the Initial Term Loan under the June 23, 2021 Credit Agreement will amortize in equal quarterly installments equal to 0.25% of the original principal amount of the Initial Term Loan under the June 23, 2021 Credit Agreement, with the balance payable on the maturity date. The June 23, 2021 Credit Agreement contains customary provisions specifying alternative interest rate calculations to be employed at such time as LIBOR ceases to be available as a benchmark for establishing the interest rate on floating interest rate borrowings.

The Company is required to make mandatory prepayments of the outstanding principal amount of term loans under the June 23, 2021 Credit Agreement with the net cash proceeds from the disposition of certain assets and the receipt of insurance proceeds upon certain casualty and condemnation events, in each case, to the extent not reinvested within a specified time period, from excess cash flow beyond stated threshold amounts, and from the incurrence of certain indebtedness. The Company has the right to prepay its term loans under the June 23, 2021 Credit Agreement, in whole or in part, at any time without premium or penalty, subject to certain limitations and a 1.0% soft call premium applicable during the first six months following the closing date of the June 23, 2021 Credit Agreement. The Initial Term Loan under the June 23, 2021 Credit Agreement will mature on June 23, 2028, at which time all outstanding principal and accrued and unpaid interest on the Initial Term Loan under the June 23, 2021 Credit Agreement must be repaid. The Revolving Facility will mature on June 23, 2026, at which time all outstanding principal and accrued and unpaid interest under the Revolving Facility must be repaid. The Company is also obligated to pay fees customary for a credit facility of this size and type.

The Company's obligations under the June 23, 2021 Credit Agreement are required to be guaranteed by certain of its domestic subsidiaries meeting materiality thresholds set forth in the June 23, 2021 Credit Agreement. Such obligations, including the guaranties, are secured by substantially all of the assets of the Company and the subsidiary guarantors pursuant to a Security Agreement, dated as of June 23, 2021, by and among the Company, the subsidiary guarantors from time to time party thereto, and Wells Fargo Bank, National Association, as collateral agent.

The June 23, 2021 Credit Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and its restricted subsidiaries to, among other things, incur debt, grant liens, undergo certain fundamental changes, make investments, make certain restricted payments, and sell assets, in each case, subject to limitations and exceptions set forth in the June 23, 2021 Credit Agreement. The Revolving Facility also prohibits the Company from having a secured net leverage ratio in excess of 3.50:1.00 (subject to a temporary increase to 3.75:1.00 following the consummation of certain material permitted acquisitions) as of the last day of any fiscal quarter of the Company (commencing with the fiscal quarter ending September 30, 2021) if the aggregate borrowings under the Revolving Facility exceed 1% of the aggregate commitments thereunder (subject to certain exceptions set forth in the June 23, 2021 Credit Agreement) as of such date. As of December 31, 2022, the Company was in compliance with such covenants. The June 23, 2021 Credit Agreement also contains customary events of default that include, among other things, certain payment defaults, cross defaults to other indebtedness, covenant defaults, change in control defaults, judgment defaults, and bankruptcy and insolvency defaults. If an event of default exists, the lenders may require immediate payment of all obligations under the June 23, 2021 Credit Agreement and may exercise certain other rights and remedies provided for under the June 23, 2021 Credit Agreement, the other loan documents and applicable law.

The debt is carried at its principal amount, net of unamortized debt discount and issuance costs, and is not adjusted to fair value each period. The issuance date fair value of the liability component of the debt in the amount of $350.2 million was determined using a discounted cash flow analysis, in which the projected interest and principal payments were discounted back to the issuance date of the term loan at a market interest rate for nonconvertible debt of 3.4%, which represents a Level 2 fair value measurement. The debt discount of $0.9 million and debt issuance costs of $2.9 million associated with the Initial Term Loan under the June 23, 2021 Credit Agreement are being amortized to interest expense using the effective interest method over

its seven-year term. Debt issuance costs of $0.4 million associated with the Revolving Facility are being amortized to interest expense over its five-year term.

9. Stock-Based Compensation

Common Stock

Each share of common stock is entitled to one vote per share and holders of the common stock vote as a single class of stock on any matter that is submitted to a vote of stockholders.

Employee Stock-Based Compensation Plans

At December 31, 2022, the Company had stock-based compensation awards outstanding under the following plans: the 2010 Equity Incentive Plan, as amended, or 2010 Plan, and the 2010 Employee Stock Purchase Plan, or ESPP.

2010 Equity Incentive Plan

The 2010 Plan, as amended, provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards. The number of shares of common stock reserved for issuance will automatically increase on the first day of each fiscal year, equal to the lesser of: 2,583,311 shares of the Company's common stock; four percent (4%) of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year; or such lesser amount as the Company's board of directors may determine. Options granted will generally vest over a period of four years and the term can be from seven to ten years. The plan expires in August 2026, unless terminated earlier by action of the board of directors.

The 2010 plan, as amended, contains a clawback policy, which requires the Company's executive officers to repay to MaxLinear certain incentive compensation if (i) the Company restates its financial statements as a result of a material error or due to material non-compliance with reporting requirements under applicable law; (ii) no more than three (3) years have elapsed since the original filing date of the financial statements; and (iii) an independent committee of the board's compensation committee determines, in its sole discretion, that the misreporting event occurred due to fraud or intentional misconduct within MaxLinear and, following consideration of such factors as the committee may deem reasonable and appropriate, including the extent to which an executive officer knew or should have known of the factors resulting in the misreporting, that the executive officer should repay any "recoverable compensation." Recoverable compensation is defined in the clawback policy but generally includes any cash or equity compensation paid to executive officers under the Company's Executive Incentive Bonus Plan or 2010 Equity Incentive Plan, as amended, to the extent the amount actually paid by MaxLinear exceeds the amount that would have been paid if the financial misreporting event had not occurred. To date, there has been no repayment of compensation from executive officers pursuant to such clawback policy.

As of December 31, 2022, the number of shares of common stock available for future issuance under the 2010 Plan was 15,302,296 shares.

2010 Employee Stock Purchase Plan

The ESPP authorizes the issuance of shares of the Company's common stock pursuant to purchase rights granted to the Company's employees. The number of shares of the Company's common stock reserved for issuance will automatically increase on the first day of each fiscal year, equal to the least of: 968,741 shares of the Company's common stock; one and a quarter percent (1.25%) of the outstanding shares of the Company's common stock on the first day of the fiscal year; or such lesser amount as may be determined by the Company's board of directors or a committee appointed by the Company's board of directors to administer the ESPP. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the Company may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of the Company's common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances. Generally, all eligible employees, including executive officers, employed by the Company may participate in the ESPP and may contribute up to 15% of their earnings for the purchase of the Company's common stock under the ESPP. Unless otherwise determined by the Company's board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of the Company's common stock on the first date of an offering or (b) 85% of the fair market value of a share of the Company's

common stock on the date of purchase. As of December 31, 2022, the number of shares of common stock available for future issuance under the ESPP was 4,921,614 shares.

Employee Incentive Bonus

The Company's Executive Incentive Bonus Plan permits the settlement of awards under the plan in any combination of cash or shares of its common stock. The Company settles a majority of bonus awards for its employees, including executives, in shares of common stock under the 2010 Equity Incentive Plan. When bonus awards are settled in common stock issued under the 2010 Equity Incentive Plan, the number of shares issuable to plan participants is determined based on the closing price of the Company's common stock as determined in trading on the applicable stock exchange on a date approved by the Board of Directors. In connection with the Company's bonus programs, in February 2022 and February 2021, the Company issued 0.5 million and 0.5 million freely-tradable shares, respectively, of the Company's common stock in settlement of bonus awards to employees, including executives, for the 2021 and 2020 performance periods. At December 31, 2022, the Company has an accrual of $42.6 million for bonus awards for employees for achievement in the 2022 performance period, which the Company intends to settle primarily in shares of its common stock, unless otherwise required to be settled in cash due to local laws or agreements. The Company's compensation committee retains discretion to effect payment in cash, stock, or a combination of cash and stock.

Stock-Based Compensation

The Company recognizes stock-based compensation in the consolidated statements of operations, based on the department to which the related employee reports, as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Cost of net revenue	$ 734	$ 620	$ 577
Research and development	40,635	30,364	22,252
Selling, general and administrative	40,335	28,374	24,172
Restructuring expense	—	—	596
	$ 81,704	$ 59,358	$ 47,597

The total unrecognized compensation cost related to unvested restricted stock units as of December 31, 2022 was $137.0 million, and the weighted average period over which these equity awards are expected to vest is 2.55 years. The total unrecognized compensation cost related to unvested performance-based restricted stock units as of December 31, 2022 was $23.1 million, and the weighted average period over which these equity awards are expected to vest is 0.82 years. There was no unrecognized compensation cost related to unvested stock options as of December 31, 2022.

Restricted Stock Units

A summary of the Company's restricted stock unit activity is as follows:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value per Share
Outstanding at December 31, 2021	5,233	$ 25.14
Granted	3,516	49.64
Vested	(2,183)	35.20
Canceled	(486)	33.81
Outstanding at December 31, 2022	6,080	$ 35.01

Performance-Based Restricted Stock Units

Performance-based restricted stock units are eligible to vest at the end of each period in a three-year performance period based on the Company's annual growth rate in net sales and non-GAAP diluted earnings per share (subject to certain adjustments) over baseline results relative to the growth rates for a peer group of companies for the same metrics and periods.

For the performance-based restricted stock units granted to date, 60% of each performance-based award is subject to the net sales metric for the performance period and 40% is subject to the non-GAAP diluted earnings per share metric for the performance period. The maximum percentage for a particular metric is 250% of the target number of units subject to the award related to that metric, however, vesting of the performance stock units is capped at 30% and 100%, respectively, of the target number of units subject to the award in years one and two, respectively, of the three-year performance period.

As of December 31, 2022, the Company believes that it is probable that it will achieve certain performance metrics specified in the respective award agreements based on its expected revenue and non-GAAP diluted EPS results over the performance periods and calculated growth rates relative to its peers' expected results based on data available, as defined in the respective award agreements.

A summary of the Company's performance-based restricted stock unit activity is as follows:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value per Share
Outstanding at December 31, 2021	2,005	$ 19.80
Granted[1]	654	60.53
Vested	(701)	17.85
Canceled	(8)	40.51
Outstanding at December 31, 2022	1,950	$ 34.07

---

[1] Number of shares granted is based on the maximum percentage achievable in the performance-based restricted stock unit award.

Employee Stock Purchase Rights and Stock Options

Employee Stock Purchase Rights

During the year ended December 31, 2022, there were 139,758 shares of common stock purchased under the ESPP at a weighted average price of $33.52. During the year ended December 31, 2021, there were 195,752 shares of common stock purchased under the ESPP at a weighted average price of $25.53.

The fair values of employee stock purchase rights were estimated using the Black-Scholes option pricing model at their respective grant date using the following assumptions:

	Year Ended December 31,		
	2022	2021	2020
Weighted-average grant date fair value per share	$11.97 - 14.25	$10.85 - 18.82	$6.41 - 8.66
Risk-free interest rate	1.54 - 4.54%	0.04 - 0.06%	0.12% - 0.15%
Dividend yield	— %	— %	—%
Expected life (in years)	0.50	0.50	0.50
Volatility	59.78 - 69.74%	43.83 - 61.1%	59.72 - 93.25%

The risk-free interest rate assumption was based on rates for United States (U.S.) Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. The expected term is the duration of the offering period for each grant date. In addition, the estimated volatility incorporates the historical volatility over the expected term based on the Company's daily closing stock prices.

Stock Options

A summary of the Company's stock options activity is as follows:

	Number of Options (in thousands)		Weighted-Average Exercise Price	Weighted-Average Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	417	$	17.05			
Exercised	(24)		14.25			
Outstanding at December 31, 2022	393	$	17.22	2.43	$	6,564
Vested and expected to vest at December 31, 2022	393	$	17.22	2.43	$	6,564
Exercisable at December 31, 2022	393	$	17.22	2.43	$	6,564

No stock options were granted by the Company during the years ended December 31, 2022 and 2021.

The intrinsic value of stock options exercised during 2022, 2021, and 2020 was $0.9 million, $9.8 million, and $4.9 million, respectively. Cash received from exercise of stock options was $0.3 million, $4.2 million and $4.4 million during the years ended December 31, 2022, 2021, and 2020, respectively. The tax benefit from stock options exercised was $1.20 million, $14.4 million and $5.2 million during the years ended December 31, 2022, 2021, and 2020, respectively.

10. Income Taxes

The domestic and international components of income (loss) before income taxes are presented as follows:

	Year Ended December 31,					
	2022		2021		2020	
	(in thousands)					
Domestic	$	19,228	$	(31,975)	$	(112,778)
Foreign		154,970		79,845		(2,074)
Income (loss) before income taxes	$	174,198	$	47,870	$	(114,852)

The income tax provision (benefit) consists of the following:

	Year Ended December 31,					
	2022		2021		2020	
	(in thousands)					
Current:						
Federal	$	12,002	$	498	$	(176)
State		237		84		12
Foreign		13,432		7,630		2,687
Total current		25,671		8,212		2,523
Deferred:						
Federal		32,317		5,108		(18,595)
State		(3,686)		(4,506)		(705)
Foreign		(3,490)		484		8,025
Change in valuation allowance		(1,654)		(3,397)		(7,507)
Total deferred		23,487		(2,311)		(18,782)
Total income tax provision (benefit)	$	49,158	$	5,901	$	(16,259)

The actual income tax provision (benefit) differs from the amount computed using the federal statutory rate as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Provision (benefit) at statutory rate	$ 36,582	$ 10,071	$ (24,119)
State income taxes (net of federal benefit)	187	62	9
Research and development credits	(10,146)	(10,441)	(6,521)
Foreign rate differential	(21,629)	(10,063)	2,354
Stock compensation	6,186	4,029	5,425
Foreign income inclusion	27,971	14,119	1,446
Provision to return	6,236	(263)	(286)
Uncertain tax positions	2,551	1,072	222
Permanent and other	1,101	726	131
Foreign unremitted earnings	(490)	(59)	(233)
Transaction costs	5	45	883
Foreign tax credits	2,224	—	—
Attribute expirations	34	—	11,937
Valuation allowance	(1,654)	(3,397)	(7,507)
Total income tax provision (benefit)	$ 49,158	$ 5,901	$ (16,259)

The components of the deferred income tax assets are as follows:

	December 31,	
	2022	**2021**
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 30,225	$ 46,062
Research and development credits	73,965	88,778
Foreign tax credits	—	7,695
Accrued expenses and other	10,271	2,748
Lease obligation	1,961	1,041
Accrued compensation	6,919	5,057
Stock-based compensation	9,976	8,014
Intangible assets	5,582	—
	138,899	159,395
Less valuation allowance	(66,273)	(68,151)
	72,626	91,244
Deferred tax liabilities:		
Fixed assets	(4,350)	(701)
Leased right-of-use assets	(1,784)	(735)
Intangible assets	—	(640)
Pension liability	(1,569)	(792)
Net deferred tax assets	$ 64,923	$ 88,376

At December 31, 2022, the Company had federal, state and foreign tax net operating loss carryforwards of approximately $115.7 million, $72.5 million and $0, respectively. The federal and state tax loss carryforwards will begin to expire in 2025 and 2030, and foreign tax loss will not expire, unless previously utilized.

At December 31, 2022, the Company had federal, state and foreign tax credit carryforwards of approximately $30.6 million, $100.7 million and $1.5 million, respectively. The federal, state and foreign tax credit carryforwards will begin to expire in 2023, 2030 and 2029, respectively, unless previously utilized. The Company also has foreign incentive deductions of approximately $7.4 million that do not expire.

The Company utilizes the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the temporary differences reverse. The Company records a valuation allowance to reduce its deferred taxes to the amount it believes is more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence quarterly, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. Based upon the Company's review of all positive and negative evidence, the Company continues to have a valuation allowance on its state deferred tax assets, certain of its federal deferred tax assets, and certain foreign deferred tax assets in jurisdictions where the Company has cumulative losses or otherwise is not expected to utilize certain tax attributes. The Company does not incur expense or benefit in certain tax-free jurisdictions in which it operates.

The Company recorded an income tax provision of $49.2 million in the year ended December 31, 2022 and an income tax provision of $5.9 million in the year ended December 31, 2021.

The difference between the Company's effective tax rate and the 21.0% United States federal statutory rate for the year ended December 31, 2022 resulted primarily from a mix of pre-tax income among jurisdictions, permanent tax items including a tax on global intangible low-taxed income, stock based compensation, excess tax benefits related to stock-based compensation, release of uncertain tax positions under ASC 740-10, and release of the valuation allowance on certain federal research and development credits. The permanent tax item related to global intangible low-taxed income also reflects recent legislative changes requiring the capitalization of research and experimentation costs, as well as limitations on the creditability of certain foreign income taxes.

The difference between the Company's effective tax rate and the 21.0% United States federal statutory rate for the year ended December 31, 2022 resulted primarily from a tax on global intangible low-taxed income, or GILTI, and non-deductible foreign stock-based compensation, offset by a benefit related to research and development tax credits, foreign earnings taxed at rates other than the federal statutory rate and the effect of a release of valuation allowance against certain Singapore deferred tax assets pertaining to usage of net operating losses.

Income tax positions must meet a more-likely-than-not threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are de-recognized in the first financial reporting period in which that threshold is no longer met. The Company records potential penalties and interest accrued related to unrecognized tax benefits within the consolidated statements of operations as income tax expense.

During the year ended December 31, 2022, the Company's unrecognized tax benefits increased by $1.4 million. At December 31, 2022, the Company's unrecognized tax benefits totaled $67.1 million, $57.2 million of which, if recognized at a time when the valuation allowance no longer exists, would affect the effective tax rate. The unrecognized tax benefits are not expected to materially change in next 12 months. At December 31, 2022, the Company had accrued approximately $0.4 million of interest and penalties. The total amounts of interest and penalties recognized for the years ended December 31, 2022, 2021 and 2020 were not material.

The following table summarizes the changes to the unrecognized tax benefits during 2022, 2021 and 2020:

	(in thousands)
Balance as of December 31, 2019	62,027
Additions based on tax positions related to the current year	1,506
Additions related to acquisitions	1,154
Decreases based on tax positions of prior year	(922)
Balance as of December 31, 2020	63,765
Additions based on tax positions related to the current year	3,366
Additions related to acquisitions	241
Decreases based on tax positions of prior year	(1,688)
Balance as of December 31, 2021	65,684
Additions based on tax positions related to the current year	3,431
Decreases based on tax positions of prior year	(1,981)
Balance as of December 31, 2022	$ 67,134

The Company is subject to federal and state income tax in the United States and is also subject to income tax in certain other foreign tax jurisdictions. At December 31, 2022, the statutes of limitations for the assessment of federal, state, and foreign income taxes are closed for the years before 2019, 2018, and 2017, respectively.

The Company's subsidiary in Singapore operates under certain tax incentives in Singapore, which are generally effective through March 2027, and are conditional upon meeting certain employment and investment thresholds in Singapore. Under the incentives, qualifying income derived from certain sales of the Company's integrated circuits is taxed at a concessionary rate over the incentive period, and there are reduced Singapore withholding taxes on certain intercompany royalties during the incentive period. The Company recorded a tax provision in the year ended December 31, 2022 at the incentive rate. Due to the valuation allowance release in 2021 and the Company's use of loss carry forwards, the Company recorded a tax benefit in the year ended December 31, 2021 at the incentive rate, net of any expected tax payable. Without the incentive rate, deferred taxes and the valuation allowance release would have provided an overall tax benefit, net of any current period payable.

On August 9, 2022, the CHIPS and Science Act of 2022, or the CHIPS Act, was enacted in the United States. The CHIPS Act will provide financial incentives to the semiconductor industry which are primarily directed at manufacturing activities within the United States for qualifying property placed in service after December 31, 2022. As the Company currently outsources its manufacturing, the CHIPS Act is not expected to have a material impact to the Company's consolidated tax provision for the year ending December 31, 2023.

The Inflation Reduction Act of 2022, or IRA, was signed into law on August 16, 2022. The bill was meant to address the high inflation rate in the United States through various climate, energy, healthcare, and other incentives. These incentives are meant to be paid for by the tax provisions included in the IRA, such as a new 15 percent corporate minimum tax, a 1 percent new excise tax on stock buybacks, additional IRS funding to improve taxpayer compliance, and others. The IRA provisions are effective for tax years beginning after December 31, 2022. At this time, none of the IRA tax provisions are expected to have a material impact to the Company's consolidated tax provision for the year ending December 31, 2023.

The Company will continue to monitor updates to our business along with guidance issued with respect to both Acts to determine whether any adjustments are needed to its consolidated tax provision in future periods.

11. Concentration of Credit Risk, Significant Customers and Geographic Information

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Collateral is generally not required for customer receivables. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Significant Customers

The Company markets its products and services to manufacturers of a wide range of electronic devices (Note 1). The Company sells its products both directly to customers and through third-party distributors, and also tracks sales to the ultimate end customer (Note 12). The Company makes periodic evaluations of the credit worthiness of its customers.

End customers comprising greater than 10% of net revenues for each of the periods presented are as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Percentage of total net revenue			
Customer A	21 %	15 %	15 %
Customer B	10 %	11 %	13 %

The following table presents balances that are 10% or greater of accounts receivable, based on the Company's billings to its customers.

	December 31, 2022	December 31, 2021
Percentage of gross accounts receivable		
Customer B	*	14 %
Customer C	11 %	*
Customer D	*	17 %
Customer E	28 %	*
Customer F	12 %	*

---

* Represents less than 10% of the gross accounts receivable as of the respective period end.

Significant Suppliers

Suppliers comprising greater than 10% of total inventory purchases are as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Vendor A	25 %	38 %	34 %
Vendor B	26 %	22 %	20 %
Vendor C	12 %	12 %	*
Vendor D	*	*	11 %

---

* Represents less than 10% of the inventory purchases for the respective period.

Geographic Information

The Company's consolidated net revenues by geographic area based on ship-to location are as follows (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Amount	**% of total net revenue**	**Amount**	**% of total net revenue**	**Amount**	**% of total net revenue**
Asia	$ 915,024	82 %	$ 736,808	83 %	$ 393,579	82 %
United States	40,077	3 %	35,978	4 %	15,501	3 %
Rest of world	165,151	15 %	119,612	13 %	69,516	15 %
Total	$1,120,252	100 %	$ 892,398	100 %	$ 478,596	100 %

The products shipped to individual countries or territories representing greater than 10% of net revenue for each of the periods presented are as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Percentage of total net revenue			
Hong Kong	43 %	40 %	42 %
China	16 %	12 %	17 %
Vietnam	*	13 %	*

_____

* Represents less than 10% of total revenue for the respective period.

The determination of which country a particular sale is allocated to is based on the destination of the product shipment. No other individual country accounted for more than 10% of net revenue during these periods. Although a large percentage of the Company's products is shipped to Asia, and in particular, Hong Kong, China and Vietnam, the Company believes that a significant number of the systems designed by customers and incorporating the Company's semiconductor products are subsequently sold outside Asia to Europe, Middle East, and Africa, or EMEA markets and North American markets.

Long-lived assets, which consists of property and equipment, net, leased right-of-use assets, intangible assets, net, and goodwill by geographic area are as follows (in thousands):

	December 31, 2022		December 31, 2021	
	Amount	**% of total**	**Amount**	**% of total**
United States	$ 368,882	70 %	$ 382,650	70 %
Singapore	109,613	21 %	122,474	22 %
Rest of world	45,093	9 %	42,277	8 %
Total	$ 523,588	100 %	$ 547,401	100 %

12. Revenue from Contracts with Customers

Revenue by Market

The table below presents disaggregated net revenues by market (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Broadband	$ 493,232	$ 492,482	$ 244,424
% of net revenue	44 %	55 %	51 %
Connectivity	303,925	149,285	70,739
% of net revenue	27 %	17 %	15 %
Infrastructure	136,274	119,421	76,166
% of net revenue	12 %	13 %	16 %
Industrial and multi-market	186,821	131,210	87,267
% of net revenue	17 %	15 %	18 %
Total net revenue	$ 1,120,252	$ 892,398	$ 478,596

Revenues from sales through the Company's distributors accounted for 46%, 47% and 49% of net revenue for the years ended December 31, 2022, 2021, and 2020, respectively.

Contract Liabilities

As of December 31, 2022, customer contract liabilities were approximately $1.1 million and $1.0 million, respectively, and consisted primarily of advanced payments received for which performance obligations have not been completed. Revenue recognized in each of the years ended December 31, 2022, 2021, and 2020 that was included in the contract liability balance as of the beginning of each of those respective periods was immaterial.

There were no material changes in the contract liabilities balance during the years ended December 31, 2022, 2021, and 2020, respectively.

Obligations to Customers for Price Adjustments and Returns and Assets for Right-of-Returns

As of December 31, 2022 and December 31, 2021, obligations to customers consisting of estimates of price protection rights offered to the Company's end customers totaled $113.3 million and $40.5 million, respectively, and are included in accrued price protection liability in the consolidated balance sheets. For activity in this account, including amounts included in net revenue, refer to Note 7. Other obligations to customers representing estimates of price adjustments to be claimed by distributors upon sell-through of their inventory to their end customer and estimates of stock rotation returns to be claimed by distributors on products sold as of December 31, 2022 were $52.4 million and $0.6 million, respectively, and as of December 31, 2021 were $6.7 million and $2.8 million, respectively, and are included in accrued expenses and other current liabilities in the consolidated balance sheets (Note 7). The increase or decrease in revenue in the years ended December 31, 2022, 2021, and 2020 from net changes in transaction prices for amounts included in obligations to customers for price adjustments as of the beginning of those respective periods was not material.

As of December 31, 2022 and December 31, 2021, right of return assets under customer contracts representing the estimates of product inventory the Company expects to receive from customers in stock rotation returns were approximately $0.2 million and $1.1 million, respectively. Right of return assets are included in inventory in the consolidated balance sheets.

As of December 31, 2022 and December 31, 2021, there were no impairment losses recorded on customer accounts receivable.

13. Leases

Operating Leases

Operating lease arrangements primarily consist of office leases expiring in various years through 2028. These leases have original terms of approximately 2 to 8 years and some contain options to extend the lease up to 5 years or terminate the lease, which are included in right-of-use assets and lease liabilities when the Company is reasonably certain it will renew the underlying leases. Since the implicit rate of such leases is unknown and the Company is not reasonably certain to renew its leases, the Company has elected to apply a collateralized incremental borrowing rate to facility leases on the original lease term in calculating the present value of future lease payments. As of December 31, 2022 and December 31, 2021, the weighted average discount rate for operating leases was 3.4% and 3.6%, respectively, and the weighted average remaining lease term for operating leases was 3.9 years and 4.6 years, respectively, as of the end of each of these periods.

The table below presents aggregate future minimum payments due under leases, reconciled to total lease liabilities included in the consolidated balance sheet as of December 31, 2022:

	Operating Leases
	(in thousands)
2023	$ 11,445
2024	8,184
2025	7,277
2026	5,184
2027	3,511
Thereafter	577
Total minimum payments	36,178
Less: imputed interest	(2,336)
Total lease liabilities	33,842
Less: short-term lease liabilities	(10,489)
Long-term lease liabilities	$ 23,353

Operating lease cost was $10.4 million, $9.4 million, and $5.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Short-term lease costs for each of the years ended December 31, 2022, 2021, and 2020, respectively, were not material. There were $12.0 million, $13.2 million, and $15.9 million of right-of-use assets obtained in exchange for new lease liabilities for the years ended December 31, 2022, 2021, and 2020, respectively, including $0.05 million and $1.8 million from acquisitions in 2021 and 2020, respectively.

14. Employee Retirement Plans

Defined Contribution Plan

The Company has a 401(k) defined contribution retirement plan (the 401(k) Plan) covering all eligible employees. Participants may voluntarily contribute on a pre-tax basis an amount not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the 401(k) Plan for any of the periods presented.

Pension and Other Defined Benefit Retirement Obligations

The Company maintains certain defined benefit retirement plans, including a pension plan, in foreign jurisdictions. As of December 31, 2022 and December 31, 2021, the defined benefit obligation was $1.7 million and $4.5 million, respectively. The benefit is based on a formula applied to eligible employee earnings. Net periodic benefit costs were $0.3 million, $0.5 million, and $0.2 million respectively for the years ended December 31, 2022, 2021, and 2020 respectively, and were recorded to research and development expenses in the consolidated statements of operations.

Benefit Obligation and Plan Assets for Pension Benefit Plans

The vested benefit obligation for a defined-benefit pension or other retirement plan is the actuarial present value of the vested benefits to which the employee is currently entitled based on the employee's expected date of separation or retirement.

	December 31, 2022	December 31, 2021
	(in thousands)	
Changes in projected benefit obligation:		
Projected benefit obligation, beginning of period	$ 9,733	$ 12,022
Service cost	289	442
Interest cost	79	66
Actuarial (gain) loss	(2,817)	(1,794)
Benefits paid	(124)	(157)
Currency exchange rate changes	(587)	(845)
Projected benefit obligation, end of period	**6,573**	**9,733**
Changes in fair value of plan assets:		
Fair value of plan assets, beginning of period	**5,198**	**5,634**
Actual return on plan assets	(24)	2
Currency exchange rate changes	(279)	(439)
Fair value of plan assets, end of period	**4,895**	**5,198**
Net unfunded status	**$ 1,678**	**$ 4,536**
Amounts recognized in the Consolidated Balance Sheets		
Other long-term liabilities	$ 1,678	$ 4,536
Accumulated other comprehensive (income) loss, before tax	$ (2,837)	$ (1,724)

Changes in actuarial gains and losses in the projected benefit obligation are primarily driven by discount rate movement. The Company uses the corridor approach to amortize actuarial gains and losses. Under this approach, net actuarial gains or losses in excess of 10% of the larger of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis.

As of December 31, 2022 and December 31, 2021, all plans had accumulated benefit obligations and projected benefit obligations in excess of plan assets. As of December 31, 2022 and December 31, 2021, the accumulated benefit obligations were $6.3 million and $9.2 million for the pension plans.

	December 31, 2022		December 31, 2021	
	(in thousands)			
Plans with accumulated benefit obligation in excess of plan assets				
Accumulated benefit obligation	$	6,258	$	9,211
Plan assets	$	4,895	$	5,198
Plans with projected benefit obligation in excess of plan assets				
Projected benefit obligation	$	6,573	$	9,733
Plan assets	$	4,895	$	5,198

Assumptions for Pension Benefit Plans

	December 31, 2022	December 31, 2021
	(in thousands)	
Weighted average actuarial assumptions used to determine benefit obligations		
Discount rate	3.5% - 3.9%	0.8% - 0.9%
Rate of compensation increase	3.0% - 3.8%	2.6% - 3.8%
Weighted average actuarial assumptions used to determine costs		
Discount rate	3.5% - 3.9%	0.8%- 0.9%
Expected long-term rate of return on plan assets	— %	— %
Rate of compensation increase	3.0% - 3.8%	2.6% - 3.8%

The Company establishes the discount rate for each pension plan by analyzing current market long-term bond rates and matching the bond maturity with the average duration of the pension liabilities. The Company establishes the long-term expected rate of return by developing a forward-looking, long-term return assumption for each pension fund asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation percentages and the long-term return assumption for each asset class.

Pension Plan Assets

The plan assets are currently all in liquid cash and cash equivalents and an investment strategy is being developed to ensure that sufficient assets are available to pay pension benefits as they come due.

Estimated Future Benefit Payments for Pension Benefit Plans

At December 31, 2022, the estimated benefit payments over the next five years and beyond are as follows:

	Estimated Future Benefit Payments
	(in thousands)
2023	$ 123
2024	143
2025	180
2026	185
2027	185
Thereafter	346
	1,162

MAXLINEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Commitments and Contingencies

Inventory Purchase and Other Contractual Obligations

As of December 31, 2022, future minimum payments under inventory purchase and other obligations are as follows:

	Inventory Purchase Obligations	Other Obligations	Total
2023	$ 132,635	$ 20,820	$ 153,455
2024	137	8,921	9,058
2025	—	179	179
Total minimum payments	$ 132,772	$ 29,920	$ 162,692

Other obligations consist of contractual payments due for software licenses.

Jointly Funded Research and Development

From time to time, the Company enters into contracts for jointly funded research and development projects to develop technology that may be commercialized into a product in the future. As the Company may be required to repay all or a portion of the funds provided by the other parties under certain conditions, total funds received to date from the other parties of $8.0 million have been recorded in other long-term liabilities as of December 31, 2022. Additional amounts under the contracts are tied to certain milestones and will also be recorded as a long-term liability as payment due under such milestones are received. The Company de-recognizes the liabilities when the contingencies associated with the repayment conditions have been resolved.

During the years ended December 31, 2022 and 2021, the Company recognized $3.8 million and $0, respectively, in previously deferred amounts from other parties due to resolution of such repayment conditions.

Bell Semiconductor Litigation

On August 11, 2022, Bell Semiconductor LLC filed suit against MaxLinear in the Southern District of California alleging infringement of U.S. Patent Nos. 6,436,807 and 7,007,259. MaxLinear answered the complaint on January 26, 2023 and the case is presently early in the fact discovery phase. The case is tentatively scheduled for trial in February 2024.

On August 26, 2022, Bell Semiconductor LLC filed suit against MaxLinear in the Southern District of California alleging infringement of U.S. Patent Nos. 7,149,989 and 7,260,803. MaxLinear answered the complaint on January 26, 2023 and the case is presently early in the fact discovery phase. The case is tentatively scheduled for trial in February 2024.

On October 7, 2022 Bell Semiconductor LLC filed suit against MaxLinear in the Southern District of California alleging infringement of U.S. Patent No. 7,396,760. This action has been stayed pending a parallel ITC investigation involving the same patent.

Specifically, on October 13, 2023, Bell Semiconductor also filed suit against MaxLinear before the U.S. International Trade Commission alleging infringement of U.S. Patent No. 7,396,760. This was instituted by the Commission as Investigation No. 337-TA-1342 on November 23, 2022. A schedule was set by the administrative law judge and key deadlines include a close of fact discovery on May 1, 2023, a close of expert discovery June 5, 2023, and an evidentiary hearing beginning on August 7, 2023. An initial determination is expected from the judge on November 21, 2023, with a final determination from the Commission by March 21, 2024.

Other Matters

From time to time, the Company is subject to threats of litigation or actual litigation in the ordinary course of business as described in "*Item 3 — Legal Proceedings*," some of which may be material. The results of any litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have a material adverse impact on the Company because of defense and settlement costs, diversion of management resources, and other factors. However, as of December 31, 2022, no loss contingencies have been accrued for these matters in the Company's financial statements.

16. Stock Repurchases

On February 23, 2021, the Company's board of directors authorized a plan to repurchase up to $100 million of the Company's common stock over a period ending February 16, 2024. The amount and timing of repurchases are subject to a variety of factors including liquidity, share price, market conditions, and legal requirements. Any purchases will be funded from available working capital and may be effected through open market purchases, block transactions, and privately negotiated transactions. The share repurchase program does not obligate the Company to make any repurchases and may be modified, suspended, or terminated by the Company at any time without prior notice. The share repurchase program has been temporarily suspended since July 2022 due to the Company's pending merger with Silicon Motion.

During the year ended December 31, 2022, the Company repurchased 564,449 shares of its common stock at a weighted average price of $55.7972 per share at an aggregate value of approximately $31.5 million under the repurchase program. During the year ended December 31, 2021, the Company repurchased 454,372 shares of its common stock at a weighted average price of $51.7998 per share at an aggregate value of approximately $23.5 million under the repurchase program.

As of December 31, 2022, the aggregate value of common stock repurchased under the program was approximately $55.0 million and approximately $45.0 million remained available for repurchase under the program.

17. Subsequent Event

Acquisition of Company Y

On January 17, 2023, the Company completed its acquisition of a business, or Company Y, pursuant to a Purchase and Sale Agreement, or the Purchase Agreement. The initial closing transaction consideration consisted of $9.9 million in cash. In addition, their stockholders may receive up to an additional $2.6 million in potential contingent consideration, subject to the acquired business satisfying certain personnel objectives by June 17, 2023.

Company Y is headquartered in Bangalore, India and operates as a provider of engineering design services.

BOARD OF DIRECTORS AND MANAGEMENT

Directors

Kishore Seendripu, Ph.D. – Chairman, President and Chief Executive Officer.

Daniel Artusi – former Vice President in the Client Computing Group and General Manager for the connected home division at Intel Corporation, a designer and manufacturer of advanced integrated digital technology platforms.

Carolyn Beaver – former Chief Financial Officer of Sequenom, Inc. a life-sciences testing company.

Gregory P. Dougherty – former Chief Executive Officer and Director of Oclaro Inc., a provider of optical components and modules for the long-haul, metro and data center markets.

Tsu-Jae King Liu, Ph.D. – Dean of the College of Engineering at the University of California, Berkeley.

Albert J. Moyer – private financial consultant and former Chairman of the Board of Directors of CalAmp Corp., a provider of wireless communications solutions; former member of the Board of Directors of Collectors Universe, Inc., a third-party grading and authentication service for high-value collectibles.

Thomas E. Pardun – former non-executive chairman of Western Digital Corporation, a computer drive manufacturer and provider of data storage devices.

Theodore Tewksbury, Ph.D. – served as Interim Chief Executive Officer and President of Entropic from November 2014 until MaxLinear's acquisition of Entropic in April 2015; former CEO of Velodyne Lidar, Inc., a provider of lidar sensor technologies

Executive Officers

Kishore Seendripu, Ph.D. – Chairman, President and Chief Executive Officer.

Steven G. Litchfield – Chief Financial Officer and Chief Corporate Strategy Officer

Connie Kwong – Corporate Controller and Principal Accounting Officer.

William G. Torgerson – Vice President and General Manager, Broadband Group.

Michelle Sayer – General Counsel.

CORPORATE INFORMATION

Corporate Headquarters

MaxLinear, Inc.
5966 La Place Court
Suite 100
Carlsbad, California 92008

Annual Meeting

MaxLinear's 2023 annual meeting of stockholders will take place on Wednesday, May 10, 2023 at 8:30 a.m., Pacific time at our offices located at 5966 La Place Court, Suite 100, Carlsbad, California 92008.

Independent Auditors

Grant Thornton LLP
Newport Beach, California

Legal Counsel

Wilson, Sonsini, Goodrich & Rosati, P.C.
San Francisco, California

Shareowner Services

You may contact our transfer agent by writing Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233-5000 or telephoning (800) 662-7232 or (781) 575-4238, or via its Investor Center at www.computershare.com/investor.

Stock Exchange Information

Our common stock is traded on the Nasdaq Global Select Market, or Nasdaq, under the symbol MXL.

Internet Address Information and Annual Report on 10-K

Visit us online at www.maxlinear.com for more information about MaxLinear and its products and services. The 2022 Annual Report is available online by visiting www.edocumentview.com/MXL.

Special Note Regarding Forward-Looking Statements

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements. In particular, we cannot predict MaxLinear's future revenues or operating results or its future rates of revenue growth, if any. MaxLinear's business, revenue, operating results and revenue growth, if any, are subject to numerous risks and uncertainties including, without limitation, risks relating to our proposed merger with Silicon Motion and the risks related to increased indebtedness; the effect of intense and increasing competition; impacts of a global economic downturn and high inflation; our ability to obtain government authorization to export certain of our products or technology; the political and economic conditions of the countries in which we conduct business and other factors related to our international operations; increased tariffs or imposition of other trade barriers; risks related to international geopolitical conflicts; risks related to the loss of, or a significant reduction in orders from major customers; a decrease in the average selling prices of our products; failure to penetrate new applications and markets; development delays and consolidation trends in our industry; inability to make substantial research and development investments; a significant variance in our operating results or rates of growth; claims of intellectual property infringement; our ability to protect our intellectual property; and a failure to manage our relationships with, or negative impacts from, third parties. In addition, investors in MaxLinear should review the more detailed discussions of risks and uncertainties affecting MaxLinear's business described under the caption Risk Factors in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 1, 2023.



MaxLinear, Inc.
5966 La Place Court, Suite 100, Carlsbad, California 92008
www.MaxLinear.com